Hearst-Argyle
TELEVISION

2001 Annual Report

Company Profile

HEARST-ARGYLE TELEVISION, INC. owns 24 television stations, and manages an additional three television and two radio stations, in geographically diverse U.S. markets. The Company's television stations reach about 17.5% of U.S. TV households, making it one of the two largest U.S. television station groups not primarily aligned with a single network, as well as one of the seven largest television groups overall as measured by audience delivered. The Company also is involved in television production and syndication, through a joint venture with NBC Enterprises, and is a leader in the convergence of local broadcast television and the Internet through its partnership with Internet Broadcasting Systems. Hearst-Argyle is majority owned by The Hearst Corporation. Hearst-Argyle trades on the New York Stock Exchange under the symbol "HTV."

Financial Summary

	Years Ended December 31 (GAAP)		
	1999	2000	2001
Selected Financial Data: *(Dollars in thousands)*			
Revenues	$ 661,386	$ 747,281	$ 641,876
Operating Income	$ 175,884	$ 205,235	$ 115,443
Broadcast Cash Flow*	$ 304,564	$ 362,748	$ 260,971
Broadcast Cash Flow Margin	46.0%	48.5%	40.7%
Operating Cash Flow*	$ 287,530	$ 345,467	$ 245,154
Operating Cash Flow Margin	43.5%	46.2%	38.2%
Long Term Debt, Net of Cash	$1,557,964	$1,442,712	$1,156,945
Weighted Average Shares Outstanding—Diluted	83,229	92,457	92,000

* Derived from GAAP financials. Cash flow data should not be considered in isolation or as an alternative to Operating Income or Cash Provided by Operating Activities as a measure of liquidity. For definitions of Broadcast Cash Flow and Operating Cash Flow please see Note "1" to the Notes to Selected Financial Data in Item 6 of the enclosed Form 10-K.

April 5, 2002

Dear Fellow Shareholders:

The year 2001 will be remembered as one of extraordinary challenges in our personal lives as citizens of the United States, and in a business sense as well. It is disappointing, to be sure, to report sharp declines in revenues (−14%), cash flow (−29%), and earnings (−27%) for 2001 as compared to the record performance levels achieved in 2000. While it was anticipated that the year would be difficult as we endeavored to replace nearly $70 million in Olympic and political revenues, we certainly did not anticipate an advertising downturn—with its most dramatic effects being seen in the television sector—that was the most pronounced of our generation. But from this difficult year, numerous lessons were learned that will help us rebound as a company and optimize the still compelling business proposition of local television.

First, we are reminded daily of the importance and impact of our local news leadership. Each and every day our stations produce leading local news programs for their communities, chronicling the issues and stories that affect our viewers. The work of our dedicated news professionals in the aftermath of the September terrorist attacks was remarkable! Our East Coast stations were close at hand to the events of September 11 and contributed to the news coverage of our network partners. And we witnessed once again the reliance and trust that local viewers place in us for coverage of significant news events. News viewership in the weeks following 9-11 increased measurably, and our leading local stations increased audience share as a result of their extraordinary efforts covering this story that impacted every American.

The Hearst-Argyle stations are consistently rated among the best of local station affiliates of our networks. In November, three of the highest rated stations for prime time in ABC's network lineup were Hearst-Argyle television stations: WTAE-TV Pittsburgh, KMBC-TV Kansas City, and WISN-TV Milwaukee. WGAL-TV, our NBC station in Lancaster-Harrisburg, PA, achieved the number one share of all top 50 market television stations for morning, evening, and late news time periods. And our CBS affiliate in Des Moines, IA, KCCI-TV, consistently achieves the highest late news ratings at 10:00 p.m. as compared to any stations in the top 100 markets.

The quality and reliability of our local stations and their day-to-day engagement with their local communities are vital and indispensable elements that serve to define our highly attractive business model. The leadership of the Hearst-Argyle television stations, most of which are ranked number one or number two in their respective markets, is a decided business advantage. Our stations capture approximately 25% of the nearly $3 billion in television advertising spent in our markets. And we continue to convert print, radio and cable advertisers to the medium of broadcast television through innovative and effective marketing programs. Local television is a vital, durable and important media force for viewers and advertisers.

We are also reminded of the imperative of a strong capital structure, the likes of which enabled our Company to endure a dramatic downturn in advertising during 2001. Earnings pressure reached its most difficult period post 9-11 when our stations broadcast the news on a sustaining basis—first without commercials and then with only limited commercial time—at a cost in lost advertising of approximately $20 million. Our Company's commitment to maintain an investment grade credit rating, a manageable level of debt, and a disciplined cost management culture distinguishes Hearst-Argyle Television from numerous other media companies. Even in an unimaginably difficult year, our EBITDA margin was 38%—indicative of the underlying strength of our business model. We generated nearly $100 million in free cash flow of which $93 million was utilized for debt reduction. In addition, our liquidity and financial flexibility were greatly enhanced by the private placement of $200 million of convertible preferred securities to an investor group which included our largest shareholder, The Hearst Corporation. The support of The Hearst Corporation, and that of the Pulitzer family interests, allows us to operate with a strong balance sheet. Our quality capital structure, coupled with our adherence to rigorous and ethical financial management and corporate governance, serves the best interests of all our shareholders and positions us well to capitalize on attractive business opportunities.

Certainly there are challenging issues facing television broadcasters today, including ever-increasing competition for viewers and ad dollars. We are responding quite aggressively, transforming our processes, developing new sales, marketing and promotion initiatives, and realigning our cost structure as we capitalize on technology advances that enable central-casting opportunities and efficiencies. We are making good progress on all of these fronts. We continue to see a decided advantage in the scale we are creating and in the top-tier positions that our stations must hold to sustain and grow profitability.

In December, we sold WBOY-TV Clarksburg, West Virginia, a station we had acquired along with WMUR-TV in Manchester, New Hampshire. WBOY-TV was not a strategic asset for us, although it certainly was for the buyer. WMUR-TV, on the other hand, is of enormous strategic importance to us. This station now works in concert with our largest station, WCVB-TV Boston, creating an integrated duopoly presence in our largest market and further solidifying WCVB-TV's position as New England's most prominent station. Both WMUR-TV and WCVB-TV are already benefiting operationally from this regional partnership, and both stations anticipate meaningful growth in sales and profitability in the years ahead. Likewise, the duopoly dynamics of KCRA-TV and KQCA-TV in Sacramento serve as a strategic template as we focus on extending our presence within our largest markets.

We continue to be encouraged by another important strategic initiative: our investment partnership with Internet Broadcasting Systems (IBS). Last fall's addition of the NBC owned television stations to the IBS network certainly strengthens IBS and positions it to attract meaningful convergence advertising. The IBS station/network model holds real promise and is proving to be a smart and cost efficient way for our stations to participate in the Internet space at a lower risk level. Our primary goals with our IBS investment are threefold: build and extend our local news brand leadership; drive audience "bi-directionally" between our local Web sites and local television news programs; and develop new revenue streams by providing Internet advertising and marketing solutions for our clients. We feel we are making satisfactory progress with these efforts.

Our production and syndication joint venture with NBC Enterprises is also off to a healthy start. Our objective here is simple: to gain more control over, and potentially meaningful profits from, the syndicated programs we carry on our television stations. Today we are participating in the distribution profits from such shows as "Weakest Link" and "Rebecca's Garden," and we are looking ahead to September 2002 when a new John Walsh show debuts in syndication. Our alliance with the NBC stations and those of Gannett Broadcasting creates a strong broad-based platform for the launch of new syndication projects. This is a significant strategic initiative that capitalizes on the strong station distribution we've built to date.

In response to the difficult business conditions of 2001, we aggressively curtailed a good portion of our planned capital spending. However, we have proceeded with our DTV build-outs in order to meet the FCC's mandated completion schedules. We continue to be concerned with the slow pace of the digital television transition attributable in part, we believe, to the lack of a comprehensive policy mandate that would advance all channel receiver standards, cable carriage, and copy protection . . . all of which must be resolved to stimulate market acceptance of digital television.

We are encouraged by signs of economic recovery, which should contribute to organic revenue growth in 2002. Strong ad spending for the Olympics benefited our 10 NBC stations, and early political spending in key markets has helped get the year off to a more positive start. Our aggressive, innovative selling efforts and continued focus on cost containment and cost reduction initiatives, along with our sustained local ratings leadership, will be performance drivers in 2002. We are determined to convert most, if not all, of incremental revenue growth in 2002 to the bottom line.

The vision that we've articulated for the television business since our entry into the public marketplace nearly five years ago is unfolding before us. Expectations for heightened competition, consolidation, convergence, deregulation, and new alliances and partnerships are accelerating. And Hearst-Argyle Television is a company at the epicenter of the television industry. Our own expansion, important strategic initiatives, and our strong voice in the debates about new deregulatory policies underscore our leadership in the television industry. Our demonstrated ability to generate representative profits from our strong television station assets positions us well in this dynamic marketplace.

We are gratified by the support and confidence of our shareholders and of our very active Board of Directors. And we are deeply appreciative of the talented contributions of our employees at every single Hearst-Argyle station. Over the past year their hard work, sacrifice, innovation and leadership have distinguished us as a media company and demonstrated the importance and impact of local television. Every day Americans rely on local television as their major source for information, and more than five million loyal viewers are watching their local news on Hearst-Argyle Television stations across the country. I am extraordinarily proud of our people and the work they do, and I'm confident that their efforts will help us meet the challenges that lie ahead as we build a strong, vital growth company for our shareholders.

All best wishes,

David J. Barrett
President and Chief Executive Officer

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K
FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-2700

Hearst-Argyle Television, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	74-2717523
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
888 Seventh Avenue New York, NY	10106
(Address of principal executive Offices)	(Zip code)

Registrant's telephone number, including area code: (212) 887-6800

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange On Which Registered
Series A Common Stock, par value $.01 per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
None

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

The aggregate market value of the Registrant's voting stock held by nonaffiliates on March 18, 2002, based on the closing price for the Registrant's Series A Common Stock on such date as reported on the New York Stock Exchange (the "NYSE"), was approximately $436,240,462.40.

Shares of the Registrant's Common Stock outstanding as of March 18, 2002: 91,922,914 shares (consisting of 50,624,266 shares of Series A Common Stock and 41,298,648 shares of Series B Common Stock).

DOCUMENTS INCORPORATED BY REFERENCE: Portions of the Company's Proxy Statement relating to the 2002 Annual Meeting of Stockholders are incorporated by reference into Part III (Items 10, 11, 12 and 13).

FORWARD-LOOKING STATEMENTS

THIS REPORT INCLUDES OR INCORPORATES FORWARD-LOOKING STATEMENTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT, CONCERNING, AMONG OTHER THINGS, INCREASES IN NET REVENUES AND BROADCAST CASH FLOW AND REDUCTIONS IN OPERATING EXPENSES, INVOLVE RISKS AND UNCERTAINTIES, AND ARE SUBJECT TO CHANGE BASED ON VARIOUS IMPORTANT FACTORS, INCLUDING THE IMPACT OF CHANGES IN NATIONAL AND REGIONAL ECONOMIES, OUR ABILITY TO SERVICE OUR OUTSTANDING DEBT, SUCCESSFUL INTEGRATION OF ACQUIRED TELEVISION STATIONS (INCLUDING ACHIEVEMENT OF SYNERGIES AND COST REDUCTIONS), PRICING FLUCTUATIONS IN LOCAL AND NATIONAL ADVERTISING, VOLATILITY IN PROGRAMMING COSTS AND THE EFFECTS OF GOVERNMENTAL REGULATION OF BROADCASTING. OTHER MATTERS SET FORTH IN THIS REPORT, OR IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE MAY ALSO CAUSE ACTUAL RESULTS IN THE FUTURE TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. IN LIGHT OF THESE RISKS, UNCERTAINTIES AND ASSUMPTIONS, THE FORWARD-LOOKING EVENTS DISCUSSED IN THIS REPORT MIGHT NOT OCCUR.

PART I

ITEM 1. BUSINESS

As of March 18, 2002, Hearst-Argyle Television, Inc. (the "Company") owned or managed 27 television stations that reached approximately 17.5% of U.S. television households, and two radio stations. The Company is one of the country's largest independent, or non-network-owned, TV station groups. The Company is also the largest ABC affiliate group and the second largest NBC affiliate group.

General

The Company was formed in 1994 as a Delaware corporation under the name Argyle Television, Inc. ("Argyle"), and its business operations began in January 1995 with the consummation of its acquisition of three television stations. Pursuant to a merger transaction that was consummated on August 29, 1997 and effective September 1, 1997 (the "Hearst Transaction"), The Hearst Corporation ("Hearst") contributed its television broadcast group and related broadcast operations (the "Hearst Broadcast Group") to Argyle and merged a wholly-owned subsidiary of Hearst with and into Argyle, with Argyle as the surviving corporation (renamed "Hearst-Argyle Television, Inc.").

Hearst entered the broadcasting business in 1928 with its acquisition of WSOE radio in Milwaukee, Wisconsin. In the 1930s, Hearst acquired radio station WTAE in Pittsburgh, Pennsylvania, and radio station WBAL in Baltimore, Maryland. In 1948, Hearst launched its first television station, WBAL-TV, in Baltimore, Maryland, which was the nation's 19th television station. That same year, WLWT-TV, in Cincinnati, Ohio, later to become an Argyle station, was launched as the nation's 20th television station. In the 1950s, television licenses were granted to Hearst for WTAE-TV, Pittsburgh, Pennsylvania and WISN-TV, Milwaukee, Wisconsin, whose predecessor radio station was WSOE. In the 1980s, Hearst acquired WDTN-TV, in Dayton, Ohio, KMBC-TV, in Kansas City, Missouri, and WCVB-TV, in Boston, Massachusetts. (WDTN-TV was exchanged for another television station in 1998 to comply with Federal Communications Commission (FCC) ownership rules then in effect. See "Federal Regulation of Television Broadcasting"). In the 1990s, Hearst acquired WTMV-TV (now WMOR-TV), in Tampa, Florida, and WPBF-TV, in West Palm Beach, Florida, and launched KCWB-TV (now KCWE-TV), in Kansas City, Missouri through a local marketing agreement.

Since the Hearst Transaction, the Company has acquired additional television stations through certain asset purchase, asset exchange or merger transactions, including, but not limited to, a merger transaction with Pulitzer Publishing Company ("Pulitzer") on March 18, 1999, whereby the Company acquired Pulitzer's nine television stations and five radio stations and a minor interest in the Arizona Diamondbacks major league baseball team.

The Company also holds certain equity investments in Internet Broadcasting Systems, Inc. ("IBS"), ProAct Technologies Corp. ("ProAct") (formerly Consumer Financial Network, Inc.), and NBC/Hearst-Argyle Syndication, LLC. The Company and IBS have formed a series of local partnerships for the development and management of local news/information/entertainment Web sites. ProAct provides on-line human resources support to corporations. NBC/Hearst-Argyle Syndication, LLC is a limited liability company formed by NBC Enterprises and the Company as a joint venture to produce and syndicate first-run broadcast and original-for-cable programming.

As of March 18, 2002, Hearst owned, through its wholly-owned subsidiaries, Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings"), and Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting"), 100% of the issued and outstanding shares of Series B Common Stock, par value $.01 per share, of the Company (the "Series B Common Stock," and together with the Series A Common Stock, par value $.01 per share, of the Company, the "Series A Common Stock," the "Common Stock") and approximately 38.16% of the issued and outstanding shares of the Series A Common Stock, representing in the aggregate approximately 65.94% of the outstanding voting power of the Common Stock. On March 18, 2002, Hearst Broadcasting also owned 300,000 7.5% Series A Convertible Preferred Securities due 2016 (the "7.5% Series A Preferred Securities") and 500,000 7.5% Series B Convertible Preferred Securities due 2021 (the "7.5% Series B Preferred Securities," and, together with the Series A Preferred Securities, the "7.5% Preferred Securities") that were issued by Hearst-Argyle Capital Trust, a wholly-owned subsidiary trust of the Company (the "Capital Trust"). The securities were issued to Hearst Broadcasting under the same terms and conditions applicable to other investors in the private placement described below. Hearst Broadcasting may convert the 7.5% Series A Preferred Securities for the Company's 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series A, due 2016 (the "Series A Subordinated Debentures") and the 7.5% Series B Preferred Securities for the Company's 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series B, due 2021 (the "Series B Subordinated Debentures," and, together with the Series A Subordinated Debentures, the "Subordinated Debentures"). Hearst Broadcasting is currently entitled to convert a portion of the Subordinated Debentures into shares of the Company's Series A Common Stock not representing more than 1% of the total number of the Company's Series A Common Stock outstanding on December 21, 2001. After receiving the approval of the Company's stockholders, however, the Subordinated Debentures will be convertible at Hearst Broadcasting's option into 1,587,670 shares of the Company's Series A Common Stock, representing in the aggregate approximately 1.70% of the outstanding voting power of the Common Stock as of March 18, 2002.

Through its ownership of the Series B Common Stock, Hearst Broadcasting is entitled to elect as a class all but two members of the Board of Directors of the Company (the "Board"). Holders of the Series A Common Stock, together with the Company's Series A Preferred Stock, par value $.01 per share, and Series B Preferred Stock, par value $.01 per share, are entitled to elect the remaining two members of the Board. In connection with Hearst's contribution of its broadcast group to Argyle on August 29, 1997, Hearst agreed that, for as long as it held any shares of Series B Common Stock and to the extent that Hearst during such time also held any shares of Series A Common Stock, it would vote its shares of Series A Common Stock with respect to the election of directors only in the same proportion as the shares of Series A Common Stock not held by Hearst are so voted.

The Company is organized under the laws of the State of Delaware and its principal executive offices are located at 888 Seventh Avenue, New York, New York 10106, and its telephone number is (212) 887-6800. The Series A Common Stock is listed on the NYSE under the symbol "HTV."

Recent Developments

On March 28, 2001, the Company exchanged its radio stations in Phoenix, Arizona (KTAR-AM, KMVP-AM and KKLT-FM) (the "Phoenix Stations") for WMUR-TV, the ABC affiliate serving Manchester, New Hampshire, in a tax-free exchange (the "Phoenix/WMUR Swap"). The Phoenix Stations were sold to Emmis Communication Corporation ("Emmis") for $160 million, less transaction expenses, and an aggregate of $185 million, plus a working capital adjustment of $3.5 million and transaction expenses, was paid to purchase

WMUR–TV (an Imes Communications television station) from WMUR–TV, Inc. Prior to the Phoenix/WMUR Swap, Emmis had been managing the Phoenix Stations pursuant to a Time Brokerage Agreement since August 8, 2000 and the Company had been managing WMUR-TV pursuant to a Time Brokerage Agreement since January 8, 2001.

In March 2001, the Company wrote down its equity investment in ProAct by $18.8 million in order to approximate the investment's realizable value. The Company receives revenue from ProAct relating to advertising sales.

On April 30, 2001, pursuant to an Asset Purchase Agreement entered into with WBOY-TV, Inc., the Company acquired WBOY-TV (an Imes Communications television station), the NBC affiliate serving Clarksburg-Weston, West Virginia ("WBOY-TV") for $20 million, plus a working capital adjustment of $0.7 million and transaction expenses.

In May 2001, the Company invested an additional $6 million in cash for a total investment of $26 million (currently representing an equity interest of approximately 24%) in IBS. IBS provides Web site development and operating services for the Company and other parties.

In June 2001, the Company entered into Joint Sales Agreements with affiliates or subsidiaries of Paxson Communications Corporation ("Paxson"), pursuant to which Company stations serving Sacramento, California (KCRA-TV), Orlando, Florida (WESH-TV), New Orleans, Louisiana (WDSU-TV) and Greensboro, North Carolina (WXII-TV) would provide local advertising sales and related services to the respective Paxson stations in those markets.

On August 7, 2001, the Company contributed its production-and-distribution unit to NBC/Hearst-Argyle Syndication, LLC in exchange for a 20% equity interest in this entity.

On September 27, 2001, the Company repaid (i) $13.4 million of its 7.5% Senior Notes due November 15, 2027, at a discounted price of $12 million and (ii) $1.3 million of its 7% Senior Notes due January 15, 2018, at a discounted price of $1.1 million. These repayments were funded using the Company's credit facility.

On December 13, 2001, pursuant to an Asset Purchase Agreement entered into with West Virginia Media Holdings, LLC, the Company sold WBOY-TV for $20 million, plus a working capital adjustment of $0.8 million.

On December 20, 2001, the Company completed a private placement of $200 million principal amount of convertible trust preferred securities through the Capital Trust. The investor group included Hearst Broadcasting, the Company's majority stockholder. The securities issued are convertible, at the option of the holder at any time, into shares of the Company's Series A Common Stock. Proceeds of the issuance were used to pay down the Company's borrowings under its credit facility.

On December 21, 2001, the Company repaid $2.5 million of its 7.5% Senior Notes due November 15, 2027, at a discounted price of $2.3 million. This repayment was funded using the Company's credit facility.

The Stations

Of the 27 television stations the Company owns or manages, 20 are in the top 50 of the 210 generally recognized geographic designated market areas ("DMAs") according to A.C. Nielsen Co. ("Nielsen") estimates for the 2001-2002 television broadcasting season. The Company owns 24 television stations. In addition, the Company manages three television stations (WMOR-TV in the Tampa, Florida market, WPBF-TV in the West Palm Beach, Florida market and KCWE-TV in the Kansas City, Missouri market) and two radio stations (WBAL (AM) and WIYY (FM) in Baltimore, Maryland), all of which, except KCWE-TV, are owned by Hearst. The Company's management of KCWE–TV allows Hearst to fulfill its obligations under a Program Service and Time Brokerage Agreement between Hearst and the licensee of KCWE-TV (the "Missouri LMA"). For the year ended December 31, 2001, on a pro forma basis, the Company's total revenues and broadcast cash flow were $641.9 million and $261.0 million, respectively.

The following table sets forth certain information for each of the Company's owned and managed television stations:

Station	Market	Market Rank(1)	Network Affiliation	Analog Channel	Percentage of U.S. Television Households(2)
WCVB	Boston, MA	6	ABC	5	2.20%
WMUR	Manchester, NH(3)	6	ABC	9	—
WMOR	Tampa, FL	14	IND	32	1.49%
KCRA	Sacramento, CA	19	NBC	3	1.16%
KQCA	Sacramento, CA	19	WB	58	—
WESH	Orlando, FL	20	NBC	2	1.12%
WTAE	Pittsburgh, PA	21	ABC	4	1.09%
WBAL	Baltimore, MD	24	NBC	11	0.97%
KMBC	Kansas City, MO	31	ABC	9	0.81%
KCWE	Kansas City, MO	31	UPN	29	—
WLWT	Cincinnati, OH	32	NBC	5	0.79%
WISN	Milwaukee, WI	33	ABC	12	0.79%
WYFF	Greenville, SC	36	NBC	4	0.73%
WPBF	West Palm Beach, FL	40	ABC	25	0.65%
WDSU	New Orleans, LA	43	NBC	6	0.62%
WXII	Greensboro, NC	44	NBC	12	0.60%
KOCO	Oklahoma City, OK	45	ABC	5	0.59%
WGAL	Lancaster, PA	46	NBC	8	0.59%
KOAT	Albuquerque, NM	48	ABC	7	0.58%
WLKY	Louisville, KY	50	CBS	32	0.57%
KCCI	Des Moines, IA	70	CBS	8	0.38%
KITV	Honolulu, HI	72	ABC	4	0.38%
KETV	Omaha, NE	75	ABC	7	0.37%
WAPT	Jackson, MS	88	ABC	16	0.30%
WPTZ/WNNE	Plattsburgh, NY/ Burlington, VT	90	NBC	5/31	0.29%
KHBS/KHOG	Fort Smith/ Fayetteville, AR	107	ABC	40/29	0.24%
KSBW	Monterey-Salinas, CA	118	NBC	8	0.22%
	Total				17.53%

(1) Market rank is based on the relative size of the DMAs (defined by Nielsen as geographic markets for the sale of national "spot" and local advertising time) among the 210 generally recognized DMAs in the U.S., based on Nielsen estimates for the 2001-2002 season.

(2) Based on Nielsen estimates for the 2001-2002 season.

(3) The Nielsen estimates group data for Manchester, NH is under the Boston DMA.

The following table sets forth certain information for each of the Company's managed radio stations:

Market	Market Rank(1)	Station	Format
Baltimore, MD(2)	20	WBAL (AM)	News/Talk
		WIYY (FM)	Active Rock

(1) Market rank is based on the relative size of the Metro Survey Area (defined by Arbitron as generally corresponding to the Metropolitan Statistical Areas, defined by the U.S. Office of Management and Budget) for Arbitron's Fall 2002 Radio Market Report.

(2) WBAL (AM) and WIYY (FM) radio stations are managed by the Company under a management agreement with Hearst.

The Company has an option to acquire WMOR-TV and Hearst's interests and option with respect to KCWE-TV (together with WMOR-TV, the "Option Properties"), as well as a right of first refusal until approximately August 2003 with respect to WPBF-TV (if such station is proposed by Hearst to be sold to a third party). The option period for each Option Property commenced in February 1999 and terminates in August 2003 and the purchase price is the fair market value of the station as determined by the parties, or an independent third-party appraisal, subject to certain specified parameters. If Hearst elects to sell an Option Property prior to the commencement of, or during, the option period, the Company will have a right of first refusal to acquire such Option Property. The exercise of the option and the right of first refusal will be by action of the independent directors of the Company, and any option exercise may be withdrawn by the Company after receipt of the third-party appraisal.

Network Affiliation Agreements and Relationships

General. Each of the Company's owned or managed television stations (collectively, the "Stations") is affiliated with one of the following networks pursuant to a network affiliation agreement: ABC, NBC, CBS, UPN and WB (each, a "Network"), except WMOR-TV in Tampa, Florida, which is currently operating as an independent station. Each affiliation agreement provides the affiliated Station with the right to rebroadcast all programs transmitted by the Network with which the Station is affiliated. In return, the Network has the right to sell a substantial majority of the advertising time during such broadcasts. The long established networks (ABC, CBS and NBC) generally pay the station a specified network compensation payment, which varies with the time of day in exchange for every hour that a station broadcasts the network programming. Typically, prime-time programming generates the highest hourly network compensation payments. In the recent years, however, ABC, CBS and NBC have begun to eliminate or sharply reduce compensation payments to stations for clearance of network programming. In some cases, networks have undertaken to cut compensation when a station is to be sold and the affiliation agreement is to be assigned or transferred or when an old affiliation agreement has expired. The Company's affiliation agreement with NBC referred to below provides for compensation weighted toward the first part of the term and declines to zero by the end of the term. The more recently established networks (FOX, UPN, WB and PAX) generally pay little or no cash compensation for the clearance of network programming. They tend, however, to offer the affiliated station more advertising availabilities for local sale within network programming than do the long established networks.

Twelve of the Stations have network affiliation agreements with ABC, 10 of the Stations have agreements with NBC, two of the Stations have agreements with CBS, one of the Stations has an agreement with WB and one of the Stations has an agreement with UPN. In addition, the Company's two radio stations have an affiliation agreement with a network that provides certain content (i.e., news, sports, etc.) for the stations. The Company's radio stations are less dependent on their affiliation agreement for programming. Although the Company does not expect that its network affiliation agreements will be terminated and expects to continue to be able to renew its network affiliation agreements, no assurance can be given that such agreements will not be terminated or that renewals will be obtained on as favorable terms or at all.

ABC. The term of the ABC affiliation agreements for KMBC, WISN, WCVB and WTAE is for two years, renewable for successive two-year periods unless notice to cancel is given by either party to the other at least six months prior to expiration of the then-existing term. In addition, each of the agreements, except the agreement for WTAE, is subject to cancellation by either party upon six months notice to the other. The date of expiration of the affiliation agreement for each of the Company's other ABC affiliated stations is as follows: KETV and KOAT-November 1, 2004; WAPT-March 6, 2005; KITV-January 2, 2005; WPBF-August 31, 2003; WMUR-August 7, 2005; KHBS/KHOG-August 29, 2004 and KOCO-December 31, 2004. Negotiations are continuing with ABC for amendment of each affiliation agreement to include, among other things, a common expiration date. In addition, the Company has agreed to certain modifications in the compensation package with ABC through July 2002 for the broadcast rights to Monday Night Football.

NBC. The term of each affiliation agreement with NBC for its current roster of NBC-affiliated stations—WBAL, WLWT, WYFF, WGAL, WXII, WPTZ/WNNE, KSBW, KCRA, WESH and WDSU—is for a period of nine years, six months, terminating December 31, 2009. In December 2000, the Company entered into a program development and distribution arrangement with the NBC Owned and Operated Stations and Gannett Broadcasting. That arrangement is in addition to the NBC/Hearst-Argyle Syndication, LLC formed by NBC and the Company in 2001. In addition, Internet Broadcasting Systems (IBS) provides Web site development and operating services to the NBC Television Stations Division (as noted above, the Company has an equity investment in IBS and IBS also provides similar services to the Company).

CBS. The term of the CBS affiliation agreements with KCCI and WLKY are for an initial term of 10 years (through June 30, 2005) and are subject to successive five year renewals unless either party gives notice of intent not to renew at least six months prior to the end of the initial or any successive term.

UPN and WB. The UPN affiliation agreement with KCWE is for an initial 10-year term (through August 31, 2008). The WB affiliation agreement with KQCA is for a term of five years (through September 30, 2003). Unlike affiliates of ABC or NBC, WB affiliates may be required to pay the network compensation based upon ratings generated by the station in return for the broadcast rights to the network's programming. Both UPN and WB have the right to terminate their affiliation agreements in the event of a material breach of such agreement by a station and in certain other circumstances.

The Commercial Television Broadcasting Industry

General. Commercial television broadcasting began in the United States on a regular basis in the 1940s. Currently, a limited number of channels are available for broadcasting in any one geographic area, and a license to operate a television station must be granted by the Federal Communications Commission or FCC. Television stations that broadcast over the VHF band (channels 2-13) of the spectrum generally have some competitive advantage over television stations that broadcast over the UHF band (channels above 13) of the spectrum because the former usually have better signal coverage and operate at a lower transmission cost. The improvement of UHF transmitters and receivers, the complete elimination from the marketplace of VHF-only receivers and the expansion of cable television and satellite delivery systems, however, have reduced to some extent the VHF signal advantage. The FCC reports that as of September 30, 2001, there were 1,309 commercial television stations on the air in the United States, of which 737 were UHF and 572 were VHF.

All television stations in the country are grouped by Nielsen, a national audience measuring service, into 210 generally recognized television markets that are ranked in size according to various formulae based upon actual or potential audience. Each market is designated as an exclusive geographic area consisting of all counties in which the home-market commercial stations receive the greatest percentage of total viewing hours. These specific geographic markets are referred to by Nielsen as DMAs. Nielsen periodically publishes data on estimated audiences for the television stations in the various markets throughout the country. The estimates are expressed in terms of the percentage of the total potential audience in the market viewing a station (the station's "rating") and of the percentage of households using television actually viewing the station (the station's "share"). Nielsen provides such data on the basis of total television households and selected demographic groupings in the market. Nielsen uses two methods of determining a station's ability to attract viewers. In larger geographic markets, ratings are determined by a combination of meters connected directly to selected television sets and weekly diaries of television viewing, while in smaller markets only weekly diaries are utilized.

Historically, three broadcast networks—ABC, NBC and CBS—dominated broadcast television. Fox effectively has evolved into the fourth network, even though it produces less of prime time programming than the other major networks. In addition, UPN, WB and, more recently, PAX have been launched as television networks. Stations that operate without network affiliations are referred to as "independent" stations. All of the Stations are affiliated with networks, except WMOR-TV, which became an independent station as of October 1, 1999. The acquisition of CBS by Viacom in May 2000 has resulted in the ownership of two networks (CBS and UPN) by one company. Last year, the FCC waived the dual network prohibition to permit Viacom's ownership of two networks and subsequently modified the dual network rule to permit the older, established networks (ABC, CBS, FOX and NBC) to own emerging new broadcast networks.

The affiliation by a station with one of the four major networks has a significant impact on the composition of the station's programming, revenues, expenses and operations. A typical affiliate of a major network receives significant programming, including prime time programming, from the network. This programming, along with cash payments ("Network Compensation"), if paid, is provided to the affiliate by the network in exchange for a substantial majority of the advertising time sold during the airing of network programs. The network then sells this advertising time for its own account. Non-network programming typically consists of syndicated programs, original locally produced programs, and often most significantly, local news. The affiliate retains the revenues from time sold during breaks in and between network programs and during programs produced by the affiliate or purchased from non-network sources. In acquiring programming to supplement programming supplied by the affiliated network, network affiliates compete primarily with other affiliates and independent stations in their markets. Cable systems generally do not compete with local stations for programming, although various national cable networks from time to time have acquired programs that otherwise would have been offered to local television stations. In addition, a television station may acquire programming though barter arrangements. Under barter arrangements, a national program distributor may receive advertising time in exchange for the programming it supplies, with the station paying either a reduced fee or no fee for such programming.

A fully independent station, unlike a network-affiliated station, purchases or produces all of the programming that it broadcasts, resulting in generally higher programming costs. The independent station, however, may retain its entire inventory of advertising time and all of the revenues obtained therefrom.

Television station revenues are derived primarily from local, regional and national advertising (particularly, in most cases, from local news advertising) and, to a much lesser extent, from Network Compensation and revenues from studio or tower rental and commercial production activities. As noted previously, the Network Compensation component of station revenues is projected to decline in the future. Advertising rates are set based upon a variety of factors, including a program's popularity among the viewers an advertiser wishes to attract, the number of advertisers competing for the available time, the size and demographic makeup of the market served by the station and the availability of alternative advertising media in the market area. Rates also are determined by a station's overall ratings and share in its market, as well as the station's ratings and share among particular demographic groups that an advertiser may be targeting. Because broadcast television stations rely on advertising revenues, they are sensitive to cyclical changes in the economy. The size of advertisers' budgets, which are affected by broad economic trends, affect the broadcast industry in general and the revenues of individual broadcast television stations. The advertising revenues of the stations are generally highest in the second and fourth quarters of each year, due in part to increases in consumer advertising in the spring and retail advertising in the period leading up to and including the holiday season. Additionally, advertising revenues in even-numbered years benefit from advertising placed by candidates for political offices, and demand for advertising time in Olympic broadcasts. From time to time, including within the last twelve months, proposals have been advanced in the U.S. Congress and at the FCC to require television broadcast stations to provide advertising time to political candidates at no or reduced charge. The Company cannot predict whether any such legislation may ultimately be passed or, if passed, the impact on the Company.

Through the 1970s, network television broadcasting enjoyed virtual dominance in viewership and television advertising revenues, because network-affiliated stations competed only with each other in local markets. Beginning in the 1980s, this level of dominance began to change, as the FCC authorized more local stations and marketplace choices expanded with the growth of independent stations and cable television services. Cable television systems were first installed in significant numbers in the 1970s and were initially used primarily to retransmit broadcast television programming to paying subscribers in areas with poor broadcast signal reception. In the aggregate, cable-originated programming has emerged as a significant competitor for viewers of broadcast television programming, although no single cable programming network regularly attains audience levels equivalent to any of the major broadcast networks and, collectively, the broadcast originated signals still constitute the majority of viewing in most cable homes. The advertising share of cable networks has increased during the 1980s and 1990s as a result of the growth in cable penetration (the percentage of television households that are connected to a cable system), increases in made-for-cable programming and increases in cable channels or networks. Notwithstanding such increases in cable viewership and advertising, over-the-air broadcasting remains the dominant distribution system for mass market television advertising.

Competition. The television broadcast industry is highly competitive. Some of the stations that compete with the Stations are owned and operated by large national or regional companies that may have greater resources, including financial resources, than the Company. Competition in the television industry takes place on several levels: competition for audience, competition for programming (including news) and competition for advertisers. Additional factors material to a television station's competitive position include signal strength and coverage within a geographic area and assigned frequency or channel position.

Further advances in technology may increase competition for household audiences and advertisers. Video compression techniques, now in use with direct broadcast satellites and, potentially soon, in development for cable and wireless cable, are expected to permit greater numbers of channels to be carried within existing bandwidth. These compression techniques, as well as other technological developments, are applicable to all video delivery systems, including over-the-air broadcasting, and have the potential to provide vastly expanded programming to highly targeted audiences. Reduction in the cost of creating additional channel capacity could lower entry barriers for new channels and encourage the development of increasingly specialized niche programming. This ability to reach very narrowly defined audiences is expected to alter the competitive dynamics for advertising expenditures. The Company is unable to predict the effect that technological changes will have on the broadcast television industry or the future results of the Stations.

The television broadcasting industry is continually faced with such technological change and innovation, the possible rise in popularity of competing entertainment and communications media and governmental restrictions or actions of federal regulatory bodies, including the FCC and the Federal Trade Commission, any of which could have a material effect on the Stations. Technological innovation, and the resulting proliferation of programming alternatives such as cable, direct satellite-to-home services, pay-per-view and home video and entertainment systems have fractionalized television viewing audiences and subjected television broadcast stations to new types of competition. Over the past decade, cable television has captured an increasing market share, while the aggregate viewership of the major television networks has declined. In addition, the expansion of cable television and other industry changes have increased, and may continue to increase, competitive demand for programming. Such increased demand, together with rising production costs, may in the future increase the Company's programming costs or impair its ability to acquire programming.

The Stations compete for audience on the basis of program popularity, which has a direct effect on advertising rates. A significant portion of the daily programming on the Stations is supplied by the Network with which each such Station is affiliated. In time periods in which the network provides programming, the Stations are primarily dependent upon the performance of the network programs in attracting viewers. Each Station competes in non-network time periods based on the performance of its programming during such time periods, using a combination of locally-produced news, public affairs and other entertainment programming, including news and syndicated programs, that such Station believes will be attractive to viewers.

Competition for non-network programming involves negotiating with national program distributors or syndicators that sell first-run and off-network packages of programming. The Stations compete against in-market broadcast stations for exclusive access to off-network reruns (such as *Seinfeld*) and first-run product (such as the *Oprah Winfrey Show*). Cable systems generally do not compete with local stations for programming, although various national cable networks from time to time have acquired programs that otherwise would have been offered to local television stations.

Other sources of competition for the Stations include home entertainment systems (including video cassette recorder and playback systems, videodiscs and television game devices), the Internet, multipoint distribution systems, multichannel multipoint distribution systems or "wireless cable" satellite master antenna television systems, some low power, in-home satellite services and other sources of home entertainment. The Stations also face competition from high-powered direct broadcast satellite services, such as EchoStar (DISH Network) and DIRECTV, which transmit programming directly to homes equipped with special receiving antennas. The Stations compete with these services both on the basis of service and product performance (quality of reception and number of channels that may be offered) and price (the relative cost to utilize these systems compared to broadcast television viewing).

Advertising rates are based upon the size of the market in which a station operates, a program's popularity among the viewers an advertiser wishes to attract, the number of advertisers competing for the available time, the demographic makeup of the market served by the station, the availability of alternative advertising media in the market area, the effectiveness of sales forces and the development of projects, features and programs that tie advertiser messages to programming. Advertising rates also are determined by a station's overall ability to attract viewers in its market, as well as the station's ability to attract viewers among particular demographic groups that an advertiser may be targeting. Broadcast television stations compete for advertising revenues with other broadcast television stations and with the print media, radio stations, internet Web sites and cable system operators serving the same market. Additional competitors for advertising revenues include a variety of other media, including direct marketing. Since greater amounts of advertising time are available for sale by independent stations, independent stations typically achieve a greater proportion of television market advertising revenues relative to their share of the market's audience. Public broadcasting outlets in most communities compete with commercial broadcasters for viewers but not generally for advertising dollars.

Federal Regulation of Television Broadcasting

General. Broadcasting is subject to the jurisdiction of the FCC under the Communications Act of 1934, as amended (the "Communications Act"), most recently amended further by the Telecommunications Act of 1996 (the "Telecommunications Act"). The Communications Act prohibits the operation of television broadcasting stations except under a license issued by the FCC and empowers the FCC, among other actions, to issue, renew, revoke and modify broadcasting licenses; assign frequency bands; determine stations' frequencies, locations and power; regulate the equipment used by stations; adopt other regulations to carry out the provisions of the Communications Act; impose penalties for violation of such regulations; and, impose fees for processing applications and other administrative functions. The Communications Act prohibits the assignment of a license or the transfer of control of a licensee without prior approval of the FCC. Under the Communications Act, the FCC also regulates certain aspects of the operation of cable television systems and other electronic media that compete with broadcast stations.

License Renewals. The process for renewal of broadcast station licenses as set forth under the Communications Act has undergone significant change as a result of the Telecommunications Act. Prior to the passage of the Telecommunications Act, television broadcasting licenses generally were granted or renewed for a period of five years upon a finding by the FCC that the "public interest, convenience and necessity" would be served thereby. Under the Telecommunications Act, the statutory restriction on the length of broadcast licenses has been amended to allow the FCC to grant broadcast licenses for terms of up to eight years. The Telecommunications Act requires renewal of a broadcast license if the FCC finds that (i) the station has served the public interest, convenience and necessity; (ii) there have been no serious violations of either the Communications Act or the FCC's rules and regulations by the licensee; and (iii) there have been no other serious violations that taken together constitute a pattern of abuse. In making its determination, the FCC may consider petitions to deny but cannot consider whether the public interest would be better served by a person other than the renewal applicant. Under the Telecommunications Act, competing applications for the same frequency may be accepted only after the FCC has denied an incumbent's application for renewal of license.

The following table provides the expiration dates for the main station licenses of the Company's owned and managed television stations:

Station	Market	Expiration of FCC License(1)
WCVB	Boston, MA	April 1, 2007
WMUR	Manchester, NH	April 1, 2007
WMOR	Tampa, Fl	February 1, 2005
KCRA	Sacramento, CA	December 1, 2006
KQCA	Sacramento, CA	December 1, 2006
WESH	Orlando, FL	February 1, 2005
WTAE	Pittsburgh, PA	August 1, 2007
WBAL	Baltimore, MD	October 1, 2004
KMBC	Kansas City, MO	February 1, 2006
KCWE	Kansas City, MO	February 1, 2006
WLWT	Cincinnati, OH	October 1, 2005
WISN	Milwaukee, WI	December 1, 2005
WYFF	Greenville, SC	December 1, 2004
WPBF	West Palm Beach, FL	February 1, 2005
WDSU	New Orleans, LA	June 1, 2005
WXII	Greensboro, NC	December 1, 2004
KOCO	Oklahoma City, OK	June 1, 2006
WGAL	Lancaster, PA	August 1, 2007
KOAT	Albuquerque, NM	October 1, 2006
KOCT (satellite station of KOAT)	Carlsbad, NM	October 1, 2006
KOVT (satellite station of KOAT)	Silver City, NM	October 1, 2006
WLKY	Louisville, KY	August 1, 2005
KCCI	Des Moines, IA	February 1, 2006
KITV	Honolulu, HI	February 1, 2007
KHVO (satellite station of KITV)	Hilo, HI	February 1, 2007
KMAU (satellite station of KITV)	Wailuku, HI	February 1, 2007
KETV	Omaha, NE	June 1, 2006
WAPT	Jackson, MS	June 1, 2005
WPTZ	Plattsburgh, NY	June 1, 2007
WNNE (satellite station of WPTZ)	Burlington, VT	April 1, 2007
KHBS	Fort Smith, AR	June 1, 2005
KHOG (satellite station of KHBS)	Fayetteville, AR	June 1, 2005
KSBW	Monterey-Salinas, CA	December 1, 2006

(1) For more information, please refer to "Digital Television Service" below relating to the transition to digital television.

Ownership Regulation. The Communications Act, FCC rules and regulations and the Telecommunications Act also regulate broadcast ownership. The FCC has promulgated rules that, among other matters, limit the ability of individuals and entities to own or have an official position or ownership interest above a certain level (an "attributable" interest) in broadcast stations as well as other specified mass media entities. As detailed below, in recent years, the FCC substantially revised a number of its multiple ownership and attribution rules. The FCC revised its rules regarding measurements of and limitations on national television ownership, restrictions of local television ownership and radio-television cross-ownership, and attribution of broadcast ownership interests. In addition, recent court decisions are now compelling the FCC to further reconsider certain of its ownership rules. The FCC's various broadcast ownership rules, inclusive of the recent revisions and pending proceedings, are summarized below:

Local Radio Ownership. With respect to radio licenses, the maximum allowable number of stations that can be commonly owned in a market varies depending on the number of radio stations within that market, as determined using a contour-overlap method prescribed by the FCC. In markets with more than 45 stations, one company may own, operate or control eight stations, with no more than five in any one service (AM or FM). In markets of 30-44 stations, one company may own seven stations, with no more than four in any one service; in markets of 15-29 stations, one entity may own six stations, with no more than four in any one service. In markets with 14 commercial stations or less, one company may own up to five stations or 50% of all of the stations, whichever is less, with no more than three in any one service. The FCC is currently evaluating, in a rule-making proceeding, whether to further refine its approach to defining local radio markets by relying on Arbitron's definitions rather than the contour-overlap method.

Local Television Ownership. The FCC's new local TV ownership rules permit parties to own two television stations without regard to signal contour overlap provided they are located in separate Nielsen DMAs. In addition, the new rules permit parties in larger markets to own up to two TV stations in the same DMA so long as at least eight independently owned and operating full-power commercial and non-commercial television stations remain in the market at the time of acquisition and at least one of the two stations is not among the top four-ranked stations in the market based on audience share. In addition, without regard to numbers of remaining or independently owned television stations, the FCC will permit television duopolies within the same DMA so long as certain signal contours of the stations involved do not overlap. Satellite stations that simply rebroadcast the programming of a "parent" station will continue to be exempt from the duopoly rule if located in the same DMA as the "parent" station. The local ownership rule also applies to same-market local marketing agreements ("LMAs") involving more than 15% of the brokered station's program time, although current LMAs entered into prior to November 5, 1996 will be exempt from the local television ownership rule for a limited period of time of either two or five years, depending on the LMA's date of adoption. Further, the FCC may grant a waiver of the local television ownership rule if one of the two television stations is a "failed" or "failing" station, or the proposed transaction would result in the construction of a new television station. The legal propriety of the eight voice test and the constitutionality of the TV duopoly rule are currently the subject of an appeal pending in the U.S. Court of Appeals for the District of Columbia. The ultimate outcome of the case and its impact on the TV ownership rules is unknown. The Company is currently in full compliance with the FCC's local television ownership rule and the Missouri LMA, pursuant to which programming is provided to KCWE in Kansas City, Missouri, has been grandfathered until the conclusion of the FCC's biennial review of its broadcast ownership rules in 2004.

National Television Ownership Cap. On the national level, the Communications Act imposes a 35% national audience reach cap for television ownership, under which one party may have an attributable interest in television stations which reach no more than 35% of all U.S. television households. The FCC discounts the audience reach of a UHF station for this purpose by 50%. Under the FCC rules, for entities that have attributable interests in two stations in the same market, the FCC counts the audience reach of that market only once for national cap purposes. The constitutionality of the national cap is being challenged in two cases pending in the United States Court of Appeals for the District of Columbia. On February 19, 2002 the court ruled that the FCC had acted arbitrarily in its decision to retain the 35% national television ownership cap by failing to demonstrate the continued necessity of the rule to serve the public interest in light of increasing competition in the broadcasting industry. The court remanded the case to the FCC for further proceedings. The FCC may elect to retain the rule or may modify or eliminate it. The court rejected arguments that the rule was an unconstitutional abridgement of the First Amendment. The court decision is currently subject to rehearing or appeal. If the rule is eliminated, further consolidation may occur in the broadcasting industry. This could, for example, increase the Company's costs of securing programming. The Company cannot predict what impact the court decision or subsequent proceedings may have on its business.

National Cable Ownership Cap. On March 2, 2001, the U.S. Court of Appeals for the District of Columbia held that the FCC's cap on cable ownership, barring any cable operator from serving more than 30% of the multichannel video programming audience nationwide, violated the First Amendment. The court ruled that the limit must either be justified by the FCC "as not burdening substantially more speech than necessary," or rewritten by the FCC. In addition, the court vacated on constitutional grounds the FCC rule limiting to 40% the number of channels on which a cable operator can offer operator-affiliated programming. The FCC decided not to appeal and issued a Further Notice of Proposed Rulemaking on September 13, 2001, looking toward a modification of its horizontal (30% of national audience reach) and vertical (40% of channels showing operator-affiliated programming) limits and certain aspects of its attribution rules as affected by the court's decision. Comments have been filed and the matter is ripe for decision.

Radio-Television Cross Ownership. The so-called "one-to-a-market" rule has until recently prohibited common ownership or control of a radio station, whether AM, FM or both, and a television station in the same market, subject to waivers in some circumstances (the common ownership of the Baltimore television and radio properties was grandfathered at the inception of the rule). The FCC's new radio-television cross-ownership rule embodies a graduated test based on the number of independently owned media voices in the local market. In large markets, i.e., markets with at least 20 independently owned media voices, a single entity can own up to one television station and seven radio stations (if 8 full-power television stations would remain in the market post transaction) or, if permissible under the new local television ownership rule, two television stations and six radio stations. Waivers of the new radio-television cross-ownership rule will be granted only under the failed station test. Unlike under the local television ownership rule, the FCC will not waive the radio-television cross-ownership rule in situations of failing or unbuilt stations.

Newspaper-Broadcast Cross-Ownership. The FCC's rules prohibit the licensee of an AM, FM, or TV station from directly or indirectly owning, operating, or controlling a daily newspaper if the station's specified service contour encompasses the entire community where the newspaper is published. A waiver of the newspaper cross-ownership restriction may be obtained where application of the rule would be "unduly harsh." On September 13, 2001, the FCC issued a Notice of Proposed Rulemaking seeking comment on modification of its newspaper/broadcast crossownership rule and waiver policies. The purpose was to collect information to serve as a basis for the FCC to decide whether the 25-year-old rule should be kept, eliminated or modified to achieve its objectives of promoting media competition and diversity. The comment period closed on February 15, 2002 and the issue is now pending FCC action. The Company cannot predict what action the FCC may take.

Cable-Television Cross-Ownership. The FCC's rules prohibit common control of a television station and a cable television system that serves a community encompassed in whole or in part by the television station's predicted Grade B signal contour. On February 19, 2002, the U.S. Court of Appeals for the District of Columbia vacated the FCC's rule prohibiting the ownership of a television station and a cable system in a local market. The court held that the FCC had failed to demonstrate that the rule was necessary to serve the public interest in light of increasing competition. The court decision is not final and is subject to rehearing or appeal. Moreover, at this point, it is unclear what action the FCC (or Congress) may take in response to the court decision. The elimination of the rule could permit the acquisition of a network or group broadcaster by a cable MSO. The Company cannot predict what implications this decision may have for its business.

Attribution of Ownership. Under the FCC's recently revised attribution rules, the following relationships and interests generally are attributable for purposes of the agency's broadcast ownership restrictions:

- holders of 5% or more of the licensee's voting stock;
- all officers and directors of a licensee and its direct or indirect parent(s);
- voting stock interests of at least 20%, if the holder is a passive institutional investor (investment companies, banks, insurance companies);
- any equity interest in a limited partnership or limited liability company, unless properly "insulated" from management activities; and
- equity and/or debt interests which in the aggregate exceed 33% of a licensee's total assets, if the interest holder supplies more than 15% of the station's total weekly programming, or is a same-market broadcast company, cable operator or newspaper.

Importantly, all non-conforming interests acquired before November 7, 1996 are permanently grandfathered and thus do not constitute attributable ownership interests. It should also be noted that the single majority shareholder exemption remains in effect, having been reinstated after a successful court appeal.

Alien Ownership. The Communications Act restricts the ability of foreign entities or individuals to own or hold interests in broadcast licenses. Non-U.S. citizens, collectively, may directly or indirectly own or vote up to 20% of the capital stock of a corporate licensee. In addition, a broadcast license may not be granted to or held by any corporation that is controlled, directly or indirectly, by any other corporation more than one-fourth of whose capital stock is owned or voted by non-U.S. citizens or their representatives, by foreign governments or their representatives, or by non-U.S. corporations, if the FCC finds that the public interest will be served by the refusal or revocation of such license. The FCC has interpreted this provision of the Communications Act to require an affirmative public interest finding before a broadcast license may be granted to or held by any such corporation, and the FCC has made such affirmative finding only in limited circumstances.

Local Marketing Agreements. Under LMAs, also referred to as Time Brokerage Agreements or TBAs, the licensee of one station provides the programming for another licensee's station. Under the FCC's rules, an entity that owns a television station and programs more than 15% of the broadcast time on another television station in the same market is now required to count the LMA station toward its television ownership limits even though it does not own the station. Thus, in the future with respect to markets in which the Company owns television stations, the Company generally will not be able to enter into an LMA with another television station in the same market if it cannot acquire that station under the revised local television ownership rule.

In adopting these new rules concerning television LMAs, however, the FCC provided "grandfathering" relief for LMAs that were in effect at the time of the rule change. Television LMAs that were in place at the time of the new rules and were entered into before November 5, 1996, were allowed to continue at least through 2004, when the FCC is scheduled to undertake a comprehensive review and re-evaluation of its broadcast ownership rules. The Missouri LMA, pursuant to which programming is provided to KCWE in Kansas City, Missouri, has been grandfathered until the conclusion of the FCC's biennial review of its broadcast ownership rules in 2004.

Other Regulations, Legislation and Recent Developments Affecting Broadcast Stations

General. The FCC has reduced significantly its regulation of the programming and other operations of broadcast stations, including elimination of formal ascertainment requirements and guidelines concerning the amounts of certain types of programming and commercial matter that may be broadcast. There are, however, FCC rules and policies, and rules and policies of other federal agencies, that regulate matters such as network-affiliate relations, cable systems' carriage of syndicated and network programming on distant stations, political advertising practices, obscene and indecent programming, application procedures and other areas affecting the business or operations of broadcast stations.

Children's Television Programming. The FCC has also adopted rules to implement the Children's Television Act of 1990, which, among other matters, limit the permissible amount of commercial matter in children's programs and require each television station to present "educational and informational" children's programming. The FCC has adopted renewal processing guidelines that effectively require television stations to broadcast an average of three hours per week of children's educational programming.

Closed Captioning. The FCC has adopted rules requiring closed captioning of all broadcast television programming. The rules require generally that (i) 95% of all new programming first published or exhibited on or after January 1, 1998 must be closed captioned within eight years, and (ii) 75% of "old" programming which first aired prior to January 1, 1998 must be closed captioned within 10 years, subject to certain exemptions.

Video Description. In an effort to assist visually impaired viewers, the FCC has adopted video description rules which require the insertion into a TV program of narrated descriptions of settings and actions that are not otherwise reflected in the dialogue, such as the movement of a person in the scene. Currently, the FCC's rules require that for emergency information, all stations must make the critical details accessible to people with visual disabilities. Effective second quarter 2002, the FCC's rules will require television stations in the top 25 markets that are affiliated with ABC, CBS, NBC and Fox to provide a minimum of 50 hours per quarter of described prime time and/or children's programming. Also, the rules will generally require all television stations to pass through any video description received from a programming provider, provided the station has the technical capability to do so. The FCC has indicated that it will consider in the future whether and when to increase the 50 hour requirement and to include more stations under the rule.

Television Violence. The Telecommunications Act contains a number of provisions relating to television violence. First, pursuant to the Telecommunications Act, the television industry has developed a ratings system which the FCC has approved. Furthermore, also pursuant to the Telecommunications Act, the FCC has adopted rules requiring certain television sets to include the so-called "V-chip," a computer chip that allows blocking of rated programming. Under these rules, all television receiver models with picture screens 13 inches or greater were required to have the "V-chip" by January 1, 2000. In addition, the Telecommunications Act requires that all television license renewal applications filed after May 1, 1995 contain summaries of written comments and suggestions received by the station from the public regarding violent programming.

Equal Employment Opportunity. On January 17, 2001, the U.S. Court of Appeals for the D.C. Circuit concluded that the FCC's Equal Employment Opportunity ("EEO") regulations were unconstitutional. On January 31, 2001, the FCC suspended the effectiveness of the majority of the FCC's EEO rules. The only requirements left in effect are the FCC's general requirements to afford equal opportunity in employment and the FCC's prohibition on employment discrimination. The FCC is presently conducting a rulemaking proceeding looking toward the adoption of new EEO rules which will pass constitutional muster.

The 1992 Cable Act. The FCC has adopted various regulations to implement certain provisions of the Cable Television Consumer Protection and Competition Act of 1992 ("1992 Cable Act") which, among other matters, includes provisions respecting the carriage of television stations' signals by cable systems. The signal carriage, or "must carry," provisions of the 1992 Cable Act generally require cable operators to devote up to one-third of their activated channel capacity to the carriage of local commercial television stations. The 1992 Cable Act also included a retransmission consent provision that prohibits cable operators and other multi-channel video programming distributors from carrying broadcast signals without obtaining the station's consent in certain circumstances. The "must carry" and retransmission consent provisions are related in that a local television broadcaster, on a cable system-by-cable system basis, must make a choice once every three years whether to proceed under the "must carry" rules or to waive the right to mandatory but uncompensated carriage and negotiate a grant of retransmission consent to permit the cable system to carry the station's signal, in most cases in exchange for some form of consideration from the cable operator. The Company has entered into an agreement with Lifetime, an entity owned 50% by an affiliate of Hearst and 50% by ABC, whereby Lifetime has the right to negotiate the grant of retransmission consent rights on behalf of the Company's owned and managed television stations in return for compensation to be paid to the Company by Lifetime in respect thereof.

The Telecommunications Act amended the 1992 Cable Act in certain important respects. Most notably, the Telecommunications Act repealed the cross-ownership ban between cable and telephone entities, and established certain means by which common carriers may enter into the video programming marketplace (including common carriage of video traffic, as cable system operators and as operators of open video systems). These actions, among other regulatory developments, permit involvement by telephone companies and cable companies in providing video services.

Digital Television Service. The FCC has taken a number of steps to implement digital television broadcasting service in the United States. The FCC has adopted a digital television table of allotments that provides all authorized television stations with a second channel on which to broadcast a digital television signal. The FCC has attempted to provide digital television coverage areas that are comparable to stations' existing service areas. The FCC has ruled that television broadcast licensees may use their digital channels for a wide variety of services such as high-definition television, multiple channels of standard definition television programming, audio, data, and other types of communications, subject to the requirement that each broadcaster provide at least one free video channel equal in quality to the current technical standard.

Digital television channels will generally be located in the range of channels from channel 2 through channel 51. The FCC has required affiliates of ABC, CBS, NBC and Fox in the top 30 markets to begin digital broadcasting by November 1, 1999, and all other broadcasters must follow suit by May 1, 2002 or secure an extension of time to begin such digital broadcasting.

The Company's digital television implementation schedule is as follows:

Station	Market	Market Rank(1)	Network Affiliation	Analog Channel	DTV Channel	FCC Mandated Timetable For Construction of DTV Facilities
WCVB	Boston, MA(2)	6	ABC	5	20	May 1, 1999
WMUR	Manchester, NH(2)	6	ABC	9	59	May 1, 1999
WMOR	Tampa, FL(3)	14	Independent	32	19	May 1, 2002
KCRA	Sacramento, CA(2)	19	NBC	3	35	Nov. 1, 1999
KQCA	Sacramento, CA(4)	19	WB	58	46	May 1, 2002
WESH	Orlando, FL(2)	20	NBC	2	11	Nov. 1, 1999
WTAE	Pittsburgh, PA(2)	21	ABC	4	51	Nov. 1, 1999
WBAL	Baltimore, MD(2)	24	NBC	11	59	Nov. 1, 1999
KMBC	Kansas City, MO(3)	31	ABC	9	14	May 1, 2002
KCWE	Kansas City, MO(3)	31	UPN	29	31	May 1, 2002
WLWT	Cincinnati, OH(2)	32	NBC	5	35	Nov. 1, 1999
WISN	Milwaukee, WI(4)	33	ABC	12	34	May 1, 2002
WYFF	Greenville, SC(3)	36	NBC	4	59	May 1, 2002
WPBF	West Palm Beach, FL(3)	40	ABC	25	16	May 1, 2002
WDSU	New Orleans, LA(4)	43	NBC	6	43	May 1, 2002
WXII	Greensboro, NC(2)	44	NBC	12	31	May 1, 2002
KOCO	Oklahoma City, OK(4)	45	ABC	5	16	May 1, 2002
WGAL	Lancaster, PA(2)	46	NBC	8	58	May 1, 2002
KOAT	Albuquerque, NM(3)	48	ABC	7	21	May 1, 2002
KOCT	Carlsbad, NM(4)	48	ABC	6	19	May 1, 2002
KOVT	Silver City, NM(4)	48	ABC	10	12	May 1, 2002
KOFT	Farmington, NM(4)	48	ABC	3	8	May 1, 2002
WLKY	Louisville, KY(4)	50	CBS	32	26	May 1, 2002
KCCI	Des Moines, IA(3)	70	CBS	8	31	May 1, 2002
KITV	Honolulu, HI(2)	72	ABC	4	40	May 1, 2002
KMAU	Wailuku, HI(4)	72	ABC	12	29	May 1, 2002
KHVO	Hilo, HI(2)	72	ABC	13	18	May 1, 2002
KETV	Omaha, NE(4)	75	ABC	7	20	May 1, 2002
WAPT	Jackson, MS(4)	88	ABC	16	21	May 1, 2002
WPTZ	Plattsburgh, N(4)	90	NBC	5	14	May 1, 2002
WNNE	Burlington, VT(4)	90	NBC	31	25	May 1, 2002
KHBS	Fort Smith, AR(3)	107	ABC	40	21	May 1, 2002
KHOG	Fayetteville, AR(3)	107	ABC	29	15	May 1, 2002
KSBW	Monterey-Salinas, CA(4)	118	NBC	8	43	May 1, 2002

(1) Market rank is based on the relative size of the DMA among the 210 generally recognized DMAs in the U.S., based on Nielsen estimates for the 2001-2002 season.
(2) Station has completed construction of DTV facilities and is operating with a power level equal to or less than the maximum authorized power level.
(3) Station will likely complete construction of DTV facilities by May 1, 2002 and will operate with a power level equal to or less than the maximum authorized power level. The Company has requested an extension of time to construct DTV facilities in the event that the deadline is missed.
(4) Station, because of federal, state or local government regulatory delays, equipment supply or construction delays, and/or capital allocation decisions, has not yet constructed DTV facilities. The Company has requested an extension of time to construct DTV facilities for all stations for which maximized DTV facilities have not been constructed.

The FCC's plan calls for the digital television transition period to end in the year 2006, at which time the FCC expects that television broadcasters will cease non-digital broadcasting and return one of their two channels to the government, allowing that spectrum to be recovered for other uses. Under the Balanced Budget Act of 1997, however, the FCC is authorized to extend the December 31, 2006 deadline for reclamation of a television station's non-digital channel if, in any given market: (1) one or more television stations affiliated with ABC, CBS, NBC or Fox is not broadcasting digitally, and the FCC determines that such stations have "exercised due diligence" in attempting to convert to digital broadcasting; (2) digital-to-analog converter technology is not available in such market; or (3) 15% or more of the television households in the market do not subscribe to a multichannel video service that carries at least one digital channel from each of the local stations in that market, and 15% or more of the television households in the market cannot receive digital signals off the air using either a set-top converter box for an analog television set or a new digital television set.

In January 2001, the FCC took several actions affecting the digital transition. The FCC ruled that:

- Stations with two channels in the DTV core spectrum (2-51) must elect their final channel by December 31, 2003 so that the FCC may make plans to repackage and auction the unused spectrum.
- While full DTV signal replication of existing Grade B NTSC signal coverage will not be required by 2004, a stronger signal of an as yet undetermined strength will be required by December 31, 2004.
- After December 31, 2004, stations that are not replicating their NTSC signal coverage with a DTV signal will lose interference protection.
- It would not adopt standards for the performance of DTV television sets.
- Stations may elect to have one of their signals, NTSC or DTV, carried by cable operators, but not both.
- Cable systems are required to carry only one broadcast television program stream and program-related content. Thus, ancillary services and multiplexed program or data streams are not required to be carried by cable systems.

While the FCC's decision on dual must-carry was announced as "tentative," the effect of the decision is to require negotiations between broadcasters and cable operators over carriage terms for ancillary services and multiplexed programs or data streams.

On October 11, 2001, notwithstanding prior "stay-the-course" statements, the FCC Chairman announced the creation of an FCC DTV Task Force to assess and make "mid-course corrections" in DTV transition deadlines and policies. The FCC Chairman cited the "unrealistic expectations" underlying the 2006 target for return of analog spectrum, and the September 11 tragic events, which require consideration of their impact on consumer spending, on media companies and on the needs of public safety and wireless services for additional spectrum.

On November 8, 2001, the FCC made certain "mid–course corrections" to its DTV transition rules. The FCC adopted an order reconsidering its DTV conversion rules for television stations in several significant ways intended to get more DTV stations on the air and encourage consumer purchase of DTV receivers. The Commission:

- Temporarily deferred its requirement that commercial broadcasters replicate their entire current Grade B NTSC analog service area with their DTV signal by December 31, 2004 (or December 31, 2005 for noncommercial broadcasters) or lose interference protection to the unreplicated areas. Instead, stations can initially construct and operate facilities that offer DTV services to at least their community of license, while retaining interference protection to their allotted service areas. This will allow broadcasters to go on the air with lower-powered, less expensive facilities and to expand DTV coverage to their entire analog service area later.

- Temporarily deferred its requirement that stations granted construction permits for maximized DTV facilities construct them by the initial build–out date or lose interference protection to the full authorized facilities.

- Temporarily deferred its requirement that commercial stations with both analog and digital channel assignments within the DTV core (channels 2-51) elect by December 31, 2003 (December 31, 2004 for noncommercial stations) which channel they will use as their post–transition digital channel.

- The FCC said that it will set new dates for replication, maximization and channel election in later periodic review of the DTV transition. These new deadlines will not be later than the end of 2006 or the date by which 85% of the television households in a licensee's market can receive digital broadcast signals, whichever is later.

- Provided that television stations may operate digitally at a reduced schedule by providing, at a minimum, a digital signal during prime time hours. This modified operating requirement does not affect DTV licensees' simulcast obligations. Starting April 1, 2003, a DTV station must provide a digital signal at least 50% of the time it transmits an analog signal; on April 1, 2004, 75%; and on April 1, 2005, 100%.

- Declined to modify deadlines (December 31, 2004 for commercial stations and 2005 for noncommercial stations) for stations to meet the increased city–grade signal strength requirements imposed in the periodic review order.

- Declined to issue a blanket extension of remaining DTV construction deadlines (May 1, 2002 for commercial stations, May 1, 2003 for noncommercial stations).

- Declined to modify its process for determining when two DTV applications are mutually exclusive, but clarified the relative treatment of DTV applications and new analog TV station applications. The FCC also clarified some DTV application processing procedures for determining unacceptable interference and maximum allowable power.

- Clarified that noncommercial television stations may provide commercial, for–profit ancillary services (such as paging and computer software distribution) on excess DTV channels not used for broadcast programming. The commission concluded that the statutory ban on commercial operation applies to broadcasting only, though noncommercial stations must devote a "substantial majority" of total digital capacity to nonprofit educational broadcast services. Public stations will also be subject to an annual fee of 5% of gross revenues from ancillary commercial services; that fee already applies to commercial television broadcasters.

By March 4, 2002 commercial television stations which had not constructed DTV facilities were required to have filed applications for extension of time to construct. The Company has (i) stations which have completed construction of DTV facilities; (ii) stations which are likely to have or will have completed construction of DTV facilities by May 1, 2002; and (iii) stations which because of federal, state or local government regulatory delays, equipment supply or construction delays, and/or capital allocation decisions, have not yet constructed DTV facilities. The Company has requested an extension of time to construct for all stations for which maximized DTV facilities have not been constructed. There can be no assurance that the FCC will grant such extensions.

The FCC also is considering the impact of low power television ("LPTV") stations on digital broadcasting. Currently, stations in the LPTV service are authorized with "secondary" frequency use status, and, as such, may not cause interference to, and must accept interference from, full service television stations. With the conversion to digital television now underway, LPTV stations, which already were required to protect existing analog television stations, are now required to protect the new digital television stations and allotments as well. Thus, if an LPTV station causes interference to a new digital television station, the LPTV station must either find a suitable replacement channel or, if unable to do so, cease operating. In recognition of the consequences the digital television transition could have on many LPTV stations, Congress enacted a law in November 1999 creating a new "Class A" LPTV service that will afford some measure of primary status (i.e., interference protection) to certain qualifying LPTV stations. Thus, full service television stations have to provide interference protection to all LPTV stations certified as Class A.

In December 1999, the FCC commenced a proceeding seeking comment on the public interest obligations of television broadcast licensees. Specifically, the FCC is requesting information in four general areas: (1) the new flexibility and capabilities of digital television, such as multiple channel transmission; (2) service to local communities in terms of providing information on public interest activities and disaster relief; (3) enhancing access to the media by persons with disabilities and using digital television to encourage diversity in the digital era; and (4) enhancing the quality of political discourse. The FCC stated that it was not proposing new rules or policies, but merely seeking to create a forum for public debate on how broadcasters can best serve the public interest during and after the transition to digital television. In January 2001, the FCC's Chairman issued a report to Congress containing certain recommendations. The rulemaking proceeding remains pending, however.

The implementation of digital television will also impose substantial additional costs on television stations because of the need to replace equipment and because some stations will need to operate at higher utility cost. There can be no assurance that the Company's television stations will be able to increase revenue to offset such costs. In addition, the Telecommunications Act allows the FCC to charge a spectrum fee to broadcasters who use the digital spectrum for purposes other than broadcasting. The FCC has adopted rules that require broadcasters to pay a fee of 5% of gross revenues received from ancillary or supplementary uses of the digital spectrum for which they charge subscription fees, excluding revenues from the sale of commercial time. The Company cannot predict what future actions the FCC might take with respect to digital television, nor can the Company predict the effect of the FCC's present digital television implementation plan or such future actions on the Company's business. The Company will incur considerable expense in the conversion of digital television and is unable to predict the extent or timing of consumer demand for any such digital television services.

Direct Broadcast Satellite Systems. There are currently in operation several direct broadcast satellite systems that serve the United States. Direct broadcast satellite systems provide programming on a subscription basis to those who have purchased and installed a satellite signal receiving dish and associated decoder equipment. Direct broadcast satellite systems claim to provide visual picture quality comparable to that found in movie theaters and aural quality comparable to digital audio compact disks. The Company cannot predict the impact of direct broadcast satellite systems on the Company's business.

In November 1999, Congress enacted the Satellite Home Viewer Improvement Act of 1999 ("SHVIA"), which established a copyright licensing system for limited distribution of television network programming to DBS viewers and directed the FCC to initiate rulemaking proceedings to implement the new system. Under SHVIA, satellite carriers are permitted to retransmit local signals of television broadcasters for a period of six months from the November 29, 1999 enactment of SHVIA, without receiving retransmission consent. After the six-month period, satellite carriers will be required to enter into retransmission consent agreements to allow for satellite carriage of local television stations. The agreement between the Company and Lifetime also applies to the grant of DBS retransmission consent rights, for which Lifetime will also compensate the Company. SHVIA also contemplates a market-specific requirement for mandatory carriage of local television stations, similar to that applicable to cable systems, for those markets in which a satellite carrier chooses to provide any local signal, beginning January 1, 2002. In addition, SHVIA extended the compulsory license allowing the satellite distribution of distant network signals to unserved households (i.e., those that do not receive a Grade B signal from a local network affiliate). Certain of the Company's stations are currently distributed by satellite.

EchoStar/DirecTV Merger. In October 2001, EchoStar and DirecTV, the two leading providers of direct-satellite-to-home multi-channel video programming services announced their intention to merge. EchoStar would be the acquiring company in the proposed transaction. The combination must first be approved by both the FCC and the U.S. Department of Justice. The proposed merger would have numerous implications for the video distribution marketplace. Some of such implications could be negative for the Company's business. For example, the Company currently negotiates with two competing DBS providers for payments for retransmission consent rights to carry the signals of its television stations. The Company cannot predict what the impact approval of the merger would have on its business and prospects.

* * * * *

The foregoing information does not purport to be a complete summary of all the provisions of the Communications Act or the regulations and policies of the FCC thereunder or competitive media or technologies. Proposals for additional or revised regulations and requirements are pending before and are considered by Congress and federal regulatory agencies from time to time. The Company cannot predict the effect of existing and proposed federal legislation, regulations and policies on its broadcast business. Also, certain of the foregoing matters are now, or may become, the subject of court litigation, and the Company cannot predict the outcome of any such litigation or the impact on its broadcast business.

Employees

As of December 31, 2001, the Company had approximately 2,829 full-time employees and 352 part-time employees. A total of approximately 875 of the Company's employees are represented by five unions (the American Federation of Television and Radio Artists, the International Brotherhood of Electrical Workers, the International Alliance of Theatrical Stage Employees, the Directors Guild of America, and the National Association of Broadcast Electrical Technicians). The Company has not experienced any significant labor problems, and it believes that its relations with its employees are satisfactory.

ITEM 2. PROPERTIES

The Company's principal executive offices are located at 888 Seventh Avenue, New York, New York 10106. The real property of each Station generally includes owned or leased offices, studios, transmitters and tower sites. Typically, offices and main studios are located together, while transmitters and tower sites are in a separate location that is more suitable for optimizing signal strength and coverage. Set forth below are the Stations' principal facilities as of December 31, 2001. In addition to the property listed below, the Company and the Stations also lease other property primarily for communications equipment.

Station	Location	Use	Owned or Leased	Approximate Size
Corporate	—	Washington D.C. Office	Leased	3,191 sq. ft.
		New York Office	Leased	39,864 sq. ft.
		San Antonio Office	Leased	2,547 sq. ft.
WCVB	Boston, MA	Office and studio	Owned	90,002 sq. ft.
		Office and studio	Leased	3,617 sq. ft.
		Tower and transmitter	Leased	1,600 sq. ft.
WMUR	Manchester, NH	Office and studio	Leased	67,440 sq. ft.
		Office	Leased	2,154 sq. ft.
		Tower and transmitter	Leased	2.5 acres
		Transmitter	Leased	2.0 acres
		Transmitter	Leased	200 sq. ft.
KCRA/KQCA	Sacramento, CA	Office, studio and tower	Owned	75,000 sq. ft.
		Tower and transmitter	Owned	2,400 sq. ft.
		Tower and transmitter	Leased	1,200 sq. ft.
		Office	Leased	3,910 sq. ft.
WTAE	Pittsburgh, PA	Office and studio	Owned	68,033 sq. ft.
		Tower and transmitter	Owned	37 acres
		Office	Leased	609 sq. ft.
WESH	Orlando, FL	Studio, transmitter, tower	Owned	61,300 sq. ft.
	Daytona Beach, FL	Office	Leased	1,310 sq. ft.
		Studio and office	Owned	26,000 sq. ft.
		Tower	Partnership	190 acres
WBAL	Baltimore, MD	Office and studio	Owned	63,000 sq. ft.
		Tower and transmitter	Partnership	3.5 acres
KMBC	Kansas City, MO	Office and studio	Leased	58,514 sq. ft.
		Tower and transmitter	Owned	11.6 acres
WLWT	Cincinnati, OH	Office and studio	Owned	54,000 sq. ft.
		Tower and transmitter	Owned	4.2 acres
WISN	Milwaukee, WI	Office and studio	Owned	88,000 sq. ft.
		Tower and transmitter	Owned	5.5 acres
WYFF	Greenville, SC	Office and studio	Owned	50,856 sq. ft.
		Tower and transmitter	Owned	1.5 acres
WDSU	New Orleans, LA	Office and studio	Owned	50,525 sq. ft.
		Transmitter	Owned	8.3 acres
KOCO	Oklahoma City, OK	Office and studio	Owned	28,000 sq. ft.
		Tower and transmitter	Owned	85 acres
WGAL	Lancaster, PA	Studio and tower	Owned	58,900 sq. ft.
		Office	Leased	2,380 sq. ft.
WXII	Winston-Salem, NC	Office and studio	Owned	38,027 sq. ft.
		Tower and transmitter	Owned	223.6 acres
		Office	Leased	550 sq. ft.
WLKY	Louisville, KY	Office and studio	Owned	37,842 sq. ft.
		Tower and transmitter	Owned	40.0 acres
KOAT	Albuquerque, NM	Office and studio	Owned	37,315 sq. ft.
		Tower and transmitter	Owned	330.5 acres

Station	Location	Use	Owned or Leased	Approximate Size
KCCI	Des Moines, IA	Office and studio	Owned	52,000 sq. ft.
		Tower and transmitter	Owned	119.5 acres
KITV	Honolulu, HI	Office and studio	Owned	35,000 sq. ft.
		Tower and transmitter	Leased	130 sq. ft.
		Tower and transmitter	Leased	304 sq. ft.
		Tower and transmitter	Leased	2.7 acres
KETV	Omaha, NE	Office and studio	Owned	39,798 sq. ft.
		Tower and transmitter	Owned	23.3 acres
WAPT	Jackson, MS	Office and studio	Owned	10,600 sq. ft.
		Tower and transmitter	Owned	24 acres
WPTZ	Plattsburgh, NY	Office and studio	Owned	12,800 sq. ft.
		Office	Leased	3,900 sq. ft.
		Tower and transmitter	Owned	13.25 acres
WNNE	Burlington, VT	Office and studio	Leased	5,600 sq. ft.
		Tower and transmitter	Leased	—
KHBS/KHOG	Fort Smith/Fayetteville, AR	Office and studio	Owned	47,004 sq. ft.
		Office and studio	Leased	1,110 sq. ft.
		Tower and transmitter	Leased	2.5 acres
		Tower and transmitter	Owned	26.7 acres
KSBW	Monterey-Salinas, CA	Office and studio	Owned	85,726 sq. ft.
		Tower and transmitter	Owned	160.2 acres
		Office	Leased	1,150 sq. ft.

ITEM 3. LEGAL PROCEEDINGS

From time to time, the Company becomes involved in various claims and lawsuits that are incidental to its business. In the opinion of the Company, there are no legal proceedings pending against the Company or any of its subsidiaries that are likely to have a material adverse effect on the Company's consolidated financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Series A Common Stock is listed on the NYSE under the symbol "HTV." The table below sets forth, for the calendar quarters indicated, the reported high and low sales prices of the Series A Common Stock on the NYSE.

	High	Low
2000		
First Quarter	29 1/4	20 1/4
Second Quarter	24	18 11/16
Third Quarter	23 7/16	18 15/16
Fourth Quarter	20 5/8	17 1/16
2001		
First Quarter	24.25	19.85
Second Quarter	23	18.55
Third Quarter	22.20	16.87
Fourth Quarter	21.56	16.70

On March 18, 2002, the closing price for the Series A Common Stock on the NYSE was $24.10, and the approximate number of shareholders of record of the Series A Common Stock at the close of business on such date was 726.

The Company has not paid any dividends on the Series A Common Stock or the Series B Common Stock since inception and does not expect to pay any dividends on either class in the immediate future. The Company's credit facility with Chase limits the ability of the Company to pay dividends under certain conditions.

All of the outstanding shares of the Series B Common Stock are required to be held by Hearst or a Permitted Transferee (as defined below). All such shares are currently held by Hearst Broadcasting, a wholly-owned subsidiary of Hearst Holdings, which is in turn a wholly-owned subsidiary of Hearst. No holder of shares of the Series B Common Stock may transfer any such shares to any person other than to (i) Hearst; (ii) any corporation into which Hearst is merged or consolidated or to which all or substantially all of Hearst's assets are transferred; or, (iii) any entity controlled by Hearst (each a "Permitted Transferee"). The Series B Common Stock, however, may be converted at any time into Series A Common Stock and freely transferred, subject to the terms and conditions of the Company's Amended and Restated Certificate of Incorporation and to applicable securities laws limitations. If at any time Hearst and the Permitted Transferees first hold in the aggregate less than 20% of all shares of the Common Stock that are then issued and outstanding, then each issued and outstanding share of the Series B Common Stock automatically will be converted into one fully paid and nonassessable share of Series A Common Stock, and the Company will not be authorized to issue any additional shares of Series B Common Stock. Notwithstanding any other provision to the contrary, no holder of Series B Common Stock shall (i) transfer any shares of Series B Common Stock; (ii) convert Series B Common Stock; or, (iii) be entitled to receive any cash, stock, other securities or other property with respect to or in exchange for any shares of Series B Common Stock in connection with any merger or consolidation or sale or conveyance of all or substantially all of the property or business of the Company as an entity, unless all necessary approvals of the FCC as required by the Communications Act, and the rules and regulations thereunder have been obtained or waived.

On December 20, 2001, the Company completed a private placement of $200 million principal amount of convertible trust preferred securities through Hearst-Argyle Capital Trust, a wholly-owned subsidiary trust of the Company. Hearst-Argyle Capital Trust issued 1,400,000 shares of 7.5% Series A Convertible Preferred Securities due 2016 for an aggregate of $70,000,000, and 2,600,000 shares of 7.5% Series B Convertible Preferred Securities due 2021 for an aggregate of $130,000,000, to institutional investors, including Hearst Broadcasting, the Company's majority stockholder.

As part of the transaction, the Company issued and sold to Hearst-Argyle Capital Trust, in exchange for the proceeds from the sale of the 7.5% Series A Convertible Preferred Securities due 2016 and 7.5% Series B Convertible Preferred Securities due 2021, $72,164,960 aggregate principal amount of 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series A, due 2016 and $134,020,640 aggregate principal amount of 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series B, due 2021. Proceeds of the issuance were used to pay down the Company's borrowings under its existing bank credit facility. The 7.5% Series A Convertible Preferred Securities due 2016 and 7.5% Series B Convertible Preferred Securities due 2021 are convertible, at the option of the holder at any time, into shares of the Company's Series A Common Stock through an exchange of such 7.5% Series A Convertible Preferred Securities due 2016 and 7.5% Series B Convertible Preferred Securities due 2021 for a portion of the Subordinated Debentures of the corresponding series held by the Capital Trust. The 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series A, due 2016 are convertible into Series A Common Stock at an initial rate of 2.005133 shares of Series A Common Stock per $50 principal amount of 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series A, due 2016 (equivalent to a conversion price of $24.9360 per share of Series A Common Stock) and the 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series B, due 2021 are convertible into Series A Common Stock at an initial rate of 1.972262 shares of Series A Common Stock per $50 principal amount of 7.5% Convertible Junior Subordinated Deferrable Interest Debentures, Series B, due 2021 (equivalent to a conversion price of $25.3516 per share of Series A Common Stock).

The securities were sold pursuant to an exemption from registration contained in Section 4(2) under the Securities Act of 1933, as amended (the "Securities Act"), which provides an exemption from registration for transactions not involving any public offering, and have not been registered under the Securities Act.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data should be read in conjunction with the historical financial statements and notes thereto included elsewhere herein and in "Management's Discussion and Analysis of Financial Condition and Results of Operations." As discussed herein and in the notes to the accompanying consolidated financial statements, on August 29, 1997 (effective September 1, 1997 for accounting purposes) The Hearst Corporation ("Hearst") contributed its television broadcast group and related broadcast operations, Hearst Broadcast Group, to Argyle Television, Inc. ("Argyle") and merged the wholly-owned subsidiary of Hearst with and into Argyle, with Argyle as the surviving corporation (renamed Hearst-Argyle Television, Inc., "Hearst-Argyle" or the "Company") (the "Hearst Transaction"). The merger was accounted for as a purchase of Argyle by Hearst in a reverse acquisition. The presentation of the historical consolidated financial statements prior to September 1, 1997 reflects the combined financial statements of the Hearst Broadcast Group, the accounting acquirer. Effective June 1, 1998, the Company exchanged its WDTN and WNAC/WPRI stations with STC Broadcasting, Inc. and certain related entities (collectively "STC") for KSBW, the NBC affiliate serving the Monterey—Salinas, CA, television market, and WPTZ/WNNE, the NBC affiliates serving the Plattsburgh, NY—Burlington, VT, television market (the "STC Swap") (see Note 3 to the consolidated financial statements). On January 5, 1999 (effective January 1, 1999 for accounting purposes) the Company acquired, through a merger transaction, all of the partnership interests in Kelly Broadcasting Co., which includes KCRA, the Sacramento station, and the related Time Brokerage Agreement ("TBA") for another station, KQCA, (the "Kelly Broadcasting Business"), and Kelleproductions, Inc. (the "Kelly Transaction") (see Note 3 to the consolidated financial statements). In connection with the Kelly Transaction, the Company issued $450 million in senior notes to institutional investors, of which $340 million was issued in December 1998 and $110 million was issued in January 1999. See Note 6 to the consolidated financial statements. On March 18, 1999, the Company acquired the nine television and five radio stations ("Pulitzer Broadcasting Business") of Pulitzer Publishing Company ("Pulitzer") in a merger transaction (the "Pulitzer Merger"). In connection with the Pulitzer Merger, the Company issued approximately 37.1 million shares of the Company's Series A Common Stock to the Pulitzer shareholders (the "Pulitzer Issuance"). See Notes 3 and 10 to the consolidated financial statements. Additionally, in connection with the Kelly Transaction and the Pulitzer Merger, the Company drew down $725 million from the Revolving Credit Facility (the "Financing") (see Note 6 to the consolidated financial statements). On June 30, 1999 the Company issued approximately 3.7 million shares of the Company's Series A Common Stock to Hearst for $100 million (the "Hearst Issuance") (see Note 10 to the consolidated financial statements). On January 31, 2000, the Company exercised its fixed-price option to acquire the outstanding stock of Channel 58, Inc. (the license for KQCA-TV which the Company previously operated under a TBA as discussed above) (the "KQCA Acquisition"). On August 1, 2000, Emmis Communications Corp. ("Emmis") began managing the Company's radio stations in Phoenix, Arizona (KTAR-AM, KMVP-AM and KKLT-FM) (the "Phoenix Transaction") under a TBA for a period of up to three years. On August 8, 2000, the Company sold two of its radio stations, WXII-AM (Greensboro, NC) and WLKY-AM (Louisville, KY), to Truth Broadcasting Corporation. On March 28, 2001, the Company exchanged its radio stations in Phoenix, Arizona (KTAR-AM, KMVP-AM and KKLT-FM) (the "Phoenix Stations") for WMUR-TV, the ABC affiliate serving the Manchester, NH television market, in a three party swap (the "Phoenix/WMUR Swap"). See Note 3 to the consolidated financial statements. On April 30, 2001, pursuant to an Asset Purchase Agreement entered into with WBOY-TV, Inc., the Company acquired WBOY-TV, the NBC affiliate serving the Clarksburg-Weston, WV television market. On August 7, 2001 (August 1, 2001 for accounting purposes), the Company contributed its production and distribution unit to NBC/Hearst-Argyle Syndication, LLC in exchange for a 20% equity interest in this entity. See Note 3 to the consolidated financial statements. On December 13, 2001, the Company sold WBOY-TV. See Note 3 to the consolidated financial statements. On December 20, 2001, the Company completed a private placement with institutional investors of $200 million principal amount of convertible preferred securities (the "7.5% Preferred Securities") through a subsidiary trust. See Note 9 to the consolidated financial statements.

Hearst-Argyle Television, Inc.
(In thousands, except per share data)

	Years Ended December 31,				
	2001(a)	2000(b)	1999(c)	1998(d)	1997(e)
Statement of income data:					
Total revenues	$ 641,876	$ 747,281	$ 661,386	$ 407,313	$ 333,661
Station operating expenses	323,520	325,736	300,420	173,880	142,096
Amortization of program rights	57,676	58,460	60,009	42,344	40,129
Depreciation and amortization	129,420	125,207	108,039	36,420	22,924
Station operating income	131,260	237,878	192,918	154,669	128,512
Corporate expenses	15,817	17,281	17,034	12,635	9,527
Special charge (f)	—	15,362	—	—	—
Operating income	115,443	205,235	175,884	142,034	118,985
Interest expense, net	99,598	116,163	106,892	39,555	32,484
Trust preferred dividends (g)	500	—	—	—	—
Other (income) expense, net (h)	(48,778)	3,930	—	—	—
Equity in loss of affiliates (i)	6,461	6,234	279	—	—
Income before income taxes and extraordinary item	57,662	78,908	68,713	102,479	86,501
Income taxes	27,101	36,438	33,311	42,796	35,363
Income before extraordinary item	30,561	42,470	35,402	59,683	51,138
Extraordinary item (j)	526	2,455	(3,092)	(10,826)	(16,212)
Net income	31,087	44,925	32,310	48,857	34,926
Less preferred stock dividends (k)	(1,422)	(1,422)	(1,422)	(1,422)	(711)
Income applicable to common stockholders	$ 29,665	$ 43,503	$ 30,888	$ 47,435	$ 34,215
Income per common share—basic:					
Before extraordinary item	$ 0.32	$ 0.44	$ 0.41	$ 1.09	$ 1.13
Net income	$ 0.32	$ 0.47	$ 0.37	$ 0.89	$ 0.77
Number of shares used in the calculation	91,809	92,435	83,189	53,483	44,632
Income per common share—diluted:					
Before extraordinary item	$ 0.32	$ 0.44	$ 0.41	$ 1.08	$ 1.13
Net income	$ 0.32	$ 0.47	$ 0.37	$ 0.88	$ 0.77
Number of shares used in the calculation	92,000	92,457	83,229	53,699	44,674
Other data:					
Broadcast cash flow (l)	$ 260,971	$ 362,748	$ 304,564	$ 190,486	$ 150,972
Broadcast cash flow margin (m)	40.7%	48.5%	46.0%	46.8%	45.2%
Operating cash flow (l)	$ 245,154	$ 345,467	$ 287,530	$ 177,851	$ 141,445
Operating cash flow margin (m)	38.2%	46.2%	43.5%	43.7%	42.4%
Cash flow provided by operating activities	$ 165,853	$ 189,311	$ 138,914	$ 133,638	$ 67,689
Cash flow used in investing activities	$ (73,017)	$ (62,184)	$(1,317,922)	$ (47,531)	$ (131,973)
Cash flow (used in) provided by financing activities	$ (95,356)	$ (126,979)	$ 803,660	$ 282,114	$ 74,161
Capital expenditures	$ 32,331	$ 32,001	$ 52,402	$ 22,722	$ 21,897
Balance sheet data (at year end):					
Cash and cash equivalents	$ 3,260	$ 5,780	$ 5,632	$ 380,980	$ 12,759
Total assets	$3,779,705	$3,817,989	$ 3,913,227	$1,421,140	$1,044,482
Total debt (including current portion)	$1,160,205	$1,448,492	$ 1,563,596	$ 842,596	$ 490,000
Convertible Preferred Securities	$ 200,000	N/A	N/A	N/A	N/A
Stockholders' equity	$1,466,614	$1,444,376	$ 1,416,791	$ 324,390	$ 326,654

See notes on the following page.

Notes to Selected Financial Data

(a) Includes results from: (i) 23 of the Company's television stations which were owned for the entire period presented (which excludes WMUR and WBOY) and the management fees derived by the Company from WMOR (formerly WWWB), WPBF, KCWE and WBAL-AM and WIYY-FM (the "Managed Stations") for the entire period presented; (ii) the Time Brokerage Agreement ("TBA") for WMUR from January 1 through March 27, 2001 and the results of WMUR, after its acquisition by the Company from March 28 through December 31, 2001; (iii) the TBA for KTAR-AM, KMVP-AM and KKLT-FM (the "Phoenix Stations") from January 1 through March 27, 2001; and (iv) WBOY from May 1 through December 13, 2001.

(b) Includes results from: (i) WAPT, KITV, KHBS/KHOG, WLWT, KOCO, WCVB, WTAE, WBAL, WISN, KMBC, WPTZ/WNNE, KSBW, KCRA, WESH, WYFF, WDSU, WGAL, WXII, WLKY, KOAT, KCCI, KETV, and fees derived by the Company from the Managed Stations for the entire period presented; (ii) the TBA for KQCA from January 1 through January 31, 2000 and the results of KQCA, after its acquisition by the Company, from February 1 through December 31, 2000; (iii) WLKY-AM and WXII-AM from January 1 through August 8, 2000; and (iv) The Phoenix Stations from January 1 through July 31, 2000 and the TBA for the Phoenix Stations from August 1 through December 31, 2000.

(c) Includes results from: (i) WAPT, KITV, KHBS/KHOG, WLWT, KOCO, WCVB, WTAE, WBAL, WISN, KMBC, KSBW, WPTZ/WNNE, the Kelly Broadcasting Business and fees derived by the Company from the Managed Stations for the entire period presented; and (ii) the Pulitzer Broadcasting Business from March 19 through December 31, 1999.

(d) Includes results from: (i) WAPT, KITV, KHBS/KHOG, WLWT, KOCO, WCVB, WTAE, WBAL, WISN and KMBC, and fees derived by the Company from the Managed Stations for the entire period presented; (ii) WDTN and the Company's share of the 1996 Joint Marketing and Programming Agreement relating to the television station WNAC/WPRI with the owner of another television station in the same market, (the "Clear Channel Venture") from January 1 through May 31, 1998; and (iii) KSBW and WPTZ/WNNE from June 1 through December 31, 1998 (the "STC Swap").

(e) The Hearst Transaction was consummated on August 29, 1997. The selected financial data includes results from: (i) WCVB, WTAE, WBAL, WISN, KMBC and WDTN for the entire period presented; (ii) WAPT, KITV, KHBS/KHOG, WLWT, KOCO and the Company's share of the Clear Channel Venture from September 1 through December 31, 1997; and (iii) management fees derived by the Company from the Managed Stations from September 1 through December 31, 1997.

(f) Represents the one-time charge resulting from the cost of the Company's early retirement program.

(g) Represents the dividends to be paid for the 7.5% Preferred Securities issued by Hearst-Argyle Capital Trust (a wholly-owned subsidiary of the Company) on December 20, 2001. See Note 9 to the consolidated financial statements.

(h) Includes the $72.6 million gain from the sale of the Phoenix Stations, partially offset by a $23.8 million write-down of the carrying value of a portion of the Company's investments for the year ended December 31, 2001. Includes the $5 million write-down of the carrying value of a portion of the Company's investments, partially offset by the $1.1 million gain from the sale of WXII-AM and WLKY-AM for the year ended December 31, 2000.

(i) Represents the Company's equity interest in the operating results of: (i) Internet Broadcasting Systems, Inc. from December 2, 1999 through December 31, 2001; and (ii) NBC/Hearst-Argyle Syndication, LLC from August 1 through December 31, 2001. See Note 3 to the consolidated financial statements.

(j) Represents the discounts/premiums received/paid upon early extinguishment of the Company's debt and the related write-off of unamortized deferred financing costs.

(k) Represents dividends on the preferred stock issued in connection with the acquisition of KHBS/KHOG.

(l) Broadcast cash flow is defined as station operating income, plus depreciation and amortization and write-down of intangible assets, plus amortization of program rights, minus program payments. Operating cash flow, also known as EBITDA, is defined as broadcast cash flow less corporate general and administrative expenses. The Company has included these measures because management believes that such data are commonly used as a measure of performance among companies in the broadcast industry. These measures are also frequently used by investors, analysts, valuation firms and lenders. Broadcast cash flow and operating cash flow should not be considered in isolation or as an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of the entity's operating performance, or to cash flow from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity. These measures are believed to be, but may not be, comparable to similarly titled measures used by other companies.

(m) Broadcast cash flow margin and operating cash flow margin are broadcast cash flow and operating cash flow, respectively, divided by total revenues, expressed as a percentage. These measures may not be comparable to similarly titled measures used by other companies.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

Hearst-Argyle Television, Inc. and subsidiaries (the "Company") owns and operates 24 network-affiliated television stations. Additionally, the Company provides management services to two network-affiliated and one independent television stations and two radio stations (the "Managed Stations") in exchange for a management fee. See Note 14 to the consolidated financial statements.

Critical Accounting Policies and Estimates

Our management's discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowances for doubtful accounts, program rights, barter and trade transactions, useful lives of property, plant and equipment, intangible assets, carrying value of investments, accrued liabilities, contingent liabilities, income taxes, pension benefits and fair value of financial instruments. We base our estimates on historical experience and on various other assumptions, which we believe to be reasonable under the circumstances. Had we used different assumptions in making our estimates, our results may have varied.

We have identified the accounting policies below as critical to our business operations and the understanding of our results of operations. See Note 2 to the consolidated financial statements.

Revenue Recognition—Advertising revenues, net of agency and national representatives' commissions, are recognized in the period during which the spots are aired. Total revenues include (i) cash and barter advertising revenues, (ii) network compensation, and (iii) other revenues.

Accounts Receivable—The Company monitors advertisers' credit worthiness and adjusts credit limits as deemed appropriate. The Company monitors collections and maintains an allowance for estimated losses based upon the aging of such receivables and specific collection issues that may be identified. Concentration of credit risk with respect to accounts receivable is generally limited due to the large number of geographically diverse customers, individually small balances, and short payment terms.

Program Rights—Program rights represent the right to air various forms of existing programming. Program rights and the corresponding contractual obligations are recorded when the license period begins and the programs are available for use. Program rights are carried at the lower of unamortized cost or estimated net realizable value. Costs of off-network syndicated products, first run programming, feature films, and cartoons are amortized on the future number of showings on an accelerated basis, contemplating the estimated revenue to be earned per showing, but generally not exceeding five years.

Barter and Trade Transactions—Barter transactions represent the exchange of commercial airtime for programming. Trade transactions represent the exchange of commercial airtime for merchandise or services. Barter transactions are generally recorded at the fair market value of the commercial airtime relinquished. Trade transactions are generally recorded at the fair market value of the merchandise or services received. Revenue is recognized on barter and trade transactions when the commercials are broadcast; expenses are recorded when the merchandise or service is utilized.

Intangible Assets—Intangible assets are recorded at cost and include FCC licenses, network affiliation agreements, goodwill, and other intangible assets, which are amortized over periods from 3 to 40 years. The carrying values of intangible assets are evaluated quarterly for impairment. During the three-year period ended December 31, 2001, there were no impairments of intangible assets. See Note 2 to the consolidated financial statements for new accounting pronouncements.

Related Party Transactions—The Company has Management and Services Agreements as well as a series of other related agreements with The Hearst Corporation. Revenues and expenses recorded by the Company in connection with such agreements amounted to less than 1% and 1½% of the Company's total revenues, and combined station operating and corporate expenses, respectively. See Note 14 to the consolidated financial statements for more information on this and other related party transactions.

Off-Balance Sheet Financings and Liabilities—Other than lease commitments and legal contingencies incurred in the normal course of business, agreements for future barter and program rights not yet available for broadcast at December 31, 2001, and employment contracts for key employees, all of which are disclosed in Note 15 to the consolidated financial statements, the Company does not have any off-balance sheet financings or liabilities. The Company does not have any majority-owned subsidiaries that are not included in the consolidated financial statements, nor does the Company have any interests in or relationships with any "special-purpose entities" that are not reflected in the consolidated financial statements.

Significant Business Transactions

During the three-year period ended December 31, 2001, the Company was involved in the following significant transactions:

- On January 5, 1999, effective January 1, 1999 for accounting purposes, the Company acquired, through a merger transaction, all of the partnership interests in Kelly Broadcasting Co., which includes KCRA, serving the Sacramento, California area, and the related Time Brokerage Agreement ("TBA") for another station, KQCA, (the "Kelly Broadcasting Business"), and Kelleproductions, Inc. (the "Kelly Transaction"). In connection with the Kelly Transaction, the Company issued $450 million in senior notes to institutional investors, of which $340 million was issued in December 1998 and $110 million was issued in January 1999. See Notes 3 and 6 to the consolidated financial statements.

- On March 18, 1999, the Company acquired the nine television and five radio stations (the "Pulitzer Broadcasting Business") of Pulitzer Publishing Company ("Pulitzer") in a merger transaction (the "Pulitzer Merger"). In connection with the Pulitzer Merger, the Company issued approximately 37.1 million shares of the Company's Series A Common Stock to the Pulitzer shareholders (the "Pulitzer Issuance"). See Notes 3 and 10 to the consolidated financial statements. Additionally, in connection with the Kelly Transaction and the Pulitzer Merger, the Company drew down $725 million from the Revolving Credit Facility (the "Financing"). See Note 6 to the consolidated financial statements.

- On June 30, 1999, the Company issued approximately 3.7 million shares of the Company's Series A Common Stock to Hearst for $100 million (the "Hearst Issuance"). See Note 10 to the consolidated financial statements.

- On January 31, 2000, the Company exercised its fixed-price option to acquire the outstanding stock of Channel 58, Inc. (the license for KQCA-TV in Sacramento, California) (the "KQCA Acquisition"). The Company was previously programming and selling airtime of KQCA-TV under the TBA discussed above.

- On August 8, 2000, the Company sold two of its radio stations, WXII-AM (Greensboro, NC) and WLKY-AM (Louisville, KY), to Truth Broadcasting Corporation for $3.5 million. See Note 3 to the consolidated financial statements.

- On March 28, 2001, the Company exchanged its radio stations in Phoenix, Arizona (KTAR-AM, KMVP-AM, and KKLT-FM) (the "Phoenix Stations") for WMUR-TV, the ABC affiliate serving the Manchester, NH television market, in a three-party swap (the "Phoenix Transaction"). The Company sold the Phoenix Stations to Emmis Communications Corporation ("Emmis") and purchased WMUR-TV from WMUR-TV, Inc. Prior to the swap, Emmis had been managing the Phoenix Stations pursuant to a TBA since August 1, 2000 and the Company had been managing WMUR-TV pursuant to a TBA since January 8, 2001 (effective January 1, 2001 for accounting purposes). See Note 3 to the consolidated financial statements.

- In May 2001, the Company invested an additional $6 million in Internet Broadcasting Systems ("IBS"), thereby increasing the Company's original $20 million investment in IBS made in December 1999 and bringing the Company's total investment in IBS to $26 million. With IBS, the Company and other broadcasters have invested in the development and management of local news/information/ entertainment websites. As of December 31, 2001 the Company had an approximate 24% equity interest in IBS.

- On August 7, 2001 (August 1, 2001 for accounting purposes), the Company contributed its production and distribution unit to NBC/Hearst-Argyle Syndication, LLC in exchange for a 20% equity interest in this entity. NBC/Hearst-Argyle Syndication, LLC is a joint venture between NBC Enterprises and the Company to produce and syndicate first-run broadcast and original-for-cable programming. See Note 3 to the consolidated financial statements.

- On December 13, 2001, the Company sold WBOY-TV, an NBC affiliate serving the Clarksburg-Weston, West Virginia television market for $20 million. This station was previously acquired on April 20, 2001 from WBOY-TV, Inc. for $20 million. See Note 3 to the consolidated financial statements.

- On December 20, 2001, a consolidated subsidiary trust of the Company completed a private placement of convertible trust preferred securities ("7.5% Preferred Securities") in the amount of $200 million (the "Trust Preferred Transaction"). Such proceeds were utilized by the Company to reduce outstanding debt. See Note 9 to the consolidated financial statements.

- During the years 2000 and 2001, the Company directly or indirectly entered into several strategic agreements with NBC, including:

  (i) On July 20, 2000, the NBC Television Network and the Company renewed for an additional ten years an affiliation agreement covering all ten of the NBC-affiliated stations owned by the Company. The agreement provides the affiliate stations with the right to rebroadcast programs transmitted by NBC.

  (ii) On December 6, 2000, the Company entered into a program development and distribution arrangement with the NBC Owned and Operated Stations and Gannett Broadcasting.

  (iii) On October 25, 2001, Internet Broadcasting Systems (IBS), in which the Company holds an equity interest of approximately 24%, and the NBC Television Stations Division (NBC TVSD) reached an agreement wherein IBS would provide Web site development and operating services to the NBC TVSD.

Results of Operations

Results of operations for the year ended December 31, 2001 include: (i) the results of 23 of the Company's television stations which were owned for the entire period presented (which excludes WMUR and WBOY) and the management fees derived by the Company from the Managed Stations for the entire period presented; (ii) the TBA for WMUR from January 1 through March 27, 2001, and the results of WMUR, after its acquisition by the Company, from March 28 through December 31, 2001; (iii) the TBA for the Phoenix Stations from January 1 through March 27, 2001; and (iv) the results of WBOY after its acquisition by the Company, from May 1 through December 13, 2001.

Results of operations for the year ended December 31, 2000 include: (i) the results of 22 of the Company's television stations which were owned for the entire period presented (which excludes KQCA) and the management fees derived by the Company from the Managed Stations for the entire period presented; (ii) the TBA for KQCA from January 1 through January 31, 2000, and the results of KQCA, after its acquisition by the Company, from February 1 through December 31, 2000; (iii) the results of the Phoenix Stations from January 1 through July 31, 2000, and the TBA for these stations from August 1 through December 31, 2000; and (iv) the results of WXII-AM and WLKY-AM from January 1 through August 8, 2000.

Results of operations for the year ended December 31, 1999 include: (i) the results of WCVB, WTAE, WBAL, WISN, KMBC, WAPT, KITV, KHBS/KHOG, WLWT, KOCO, KSBW, WPTZ/WNNE, the Kelly Broadcasting Business, and the management fees derived by the Company from the Managed Stations for the entire period presented; and (ii) the results of the Pulitzer Broadcasting Business from March 19 through December 31, 1999.

Year Ended December 31, 2001
Compared to Year Ended December 31, 2000

Total revenues. Total revenues includes (i) cash and barter advertising revenues, net of agency and national representatives' commissions, (ii) network compensation and (iii) other revenues, which represent less than 4% of total revenues. Total revenues in the year ended December 31, 2001 were $641.9 million, as compared to $747.3 million in the year ended December 31, 2000, a decrease of $105.4 million or 14.1%. This decrease was primarily attributable to (i) the negative effects of the economic recession in the United States during the year 2001 on total advertising expenditures, particularly impacting categories such as automotive, Internet, telecommunications, consumer products, financial institutions and fast foods during the year 2001; (ii) a decrease in net political advertising revenues of approximately $44.5 million during the year 2001; (iii) the absence during the year 2001 of incremental advertising revenues resulting from the carriage of the Summer Olympics in Sydney, Australia on the Company's ten owned NBC affiliates during the year 2000; (iv) the absence during the year 2001 of incremental advertising revenues resulting from the carriage of the Super Bowl on the Company's ten owned ABC affiliates during the year 2000; and (v) the loss of advertising revenues during the week of September 11, 2001 due to the suspension of advertising-supported commercial programming in favor of around-the-clock news coverage of the events in New York, Washington, D.C. and Pennsylvania.

Station operating expenses. Station operating expenses in the year ended December 31, 2001 were $323.5 million, as compared to $325.7 million in the year ended December 31, 2000, a decrease of $2.2 million or 0.7%. This decrease was primarily attributable to cost savings initiatives implemented in 2001, and it was partially offset by a net increase of approximately $3.5 million in the allowance for doubtful accounts and by approximately $0.5 million of incremental costs associated with the coverage of the events in New York, Washington, D.C. and Pennsylvania during the week of September 11, 2001.

Amortization of program rights. Amortization of program rights in the year ended December 31, 2001 was $57.7 million, as compared to $58.5 million in the year ended December 31, 2000, a decrease of $0.8 million or 1.4%.

Depreciation and amortization. Depreciation and amortization of intangible assets was $129.4 million in the year ended December 31, 2001, as compared to $125.2 million in the year ended December 31, 2000, an increase of $4.2 million or 3.4%. This increase was primarily attributable to (i) increased capital expenditures in 2001 and 2000 related to digital conversions and (ii) increased amortization expense from the exchange of the Phoenix Stations for WMUR and the acquisition of WBOY.

Station operating income. Station operating income in the year ended December 31, 2001 was $131.3 million, as compared to $237.9 million in the year ended December 31, 2000, a decrease of $106.6 million or 44.8%. The decrease in station operating income was attributable to the items discussed above.

Corporate general and administrative expenses. Corporate general and administrative expenses were $15.8 million in the year ended December 31, 2001, as compared to $17.3 million in the year ended December 31, 2000, a decrease of $1.5 million or 8.7%. This decrease was primarily attributable to cost savings initiatives implemented in 2001 and a decrease in incentive compensation expense due to the Company's lower operating results in 2001 as compared to 2000.

Special charge. The Company recorded a special charge of $15.4 million in the year ended December 31, 2000. This special charge represented a one-time charge resulting from the cost of the Company's Incentive Retirement Program (IRP). See Note 16 to the consolidated financial statements.

Interest expense, net. Interest expense, net, was $99.6 million in the year ended December 31, 2001, as compared to $116.2 million in the year ended December 31, 2000, a decrease of $16.6 million or 14.3%. This decrease in interest expense, net, was primarily attributable to (i) a decrease in interest rates, which impacted the variable rate portion of the Company's debt; (ii) a lower average outstanding debt balance in the year 2001 than in the year 2000; and (iii) the write-off of approximately $1.3 million of unamortized deferred financing costs associated with management's election not to renew the $250 Million Facility on April 10, 2000. See Note 6 to the consolidated financial statements.

Other (income) expense, net. In the year ended December 31, 2001, the Company recorded a $72.6 million gain from the sale of the Phoenix Stations, which was partially offset by a $5.1 million and $18.8 million write-down of the carrying value of the Company's investments in Geocast Network Systems, Inc. ("Geocast") and ProAct Technologies Corporation ("ProAct"), respectively. In the year ended December 31, 2000, the Company recorded a $5 million write-down of the carrying value of the Company's investment in Geocast, which was partially offset by a $1.1 million gain from the sale of WXII-AM and WLKY-AM.

Equity in loss of affiliates. The Company recorded equity losses of affiliates of $6.5 million in the year ended December 31, 2001, as compared to $6.2 million in the year ended December 31, 2000, an increase of $0.3 million or 4.8%. This loss represents the Company's equity interests in the operating results of (i) Internet Broadcasting Systems, Inc. ("IBS") and (ii) NBC/Hearst-Argyle Syndication, LLC.

Income taxes. Income tax expense was $27.1 million in the year ended December 31, 2001, as compared to $36.4 million in the year ended December 31, 2000, a decrease of $9.3 million or 25.5%. The effective tax rate was 47% for the year ended December 31, 2001, as compared to 46.2% for the year ended December 31, 2000. This represents federal and state income taxes as calculated on the Company's net income before income taxes and extraordinary item.

Extraordinary item. The Company recorded an extraordinary item of $0.5 million, net of the related income tax expense, in 2001. The Company recorded an extraordinary item of $2.5 million, net of the related income tax expense, in 2000. Both the 2001 and 2000 extraordinary items represent the gains which resulted from the repurchase of the Company's Senior Notes, partially offset by the write-off of the unamortized deferred financing costs associated with these Senior Notes. See Note 6 to the consolidated financial statements.

Net income. Net income was $31.1 million in the year ended December 31, 2001, as compared to net income of $44.9 million in the year ended December 31, 2000, a decrease of $13.8 million or 30.7%. This decrease in net income was attributable to the items discussed above.

Broadcast Cash Flow. Broadcast cash flow totaled $261 million in the year ended December 31, 2001, as compared to $362.7 million in the year ended December 31, 2000, a decrease of $101.7 million or 28%. This decrease was primarily attributable to (i) the negative effects of the economic recession in the United States during the year 2001 on total advertising expenditures, particularly impacting categories such as automotive, Internet, telecommunications, consumer products, financial institutions and fast foods; (ii) a decrease in net political advertising revenues of approximately $44.5 million during the year 2001; (iii) the absence in the year 2001 of incremental advertising revenues resulting from the carriage of the Summer Olympics in Sydney,

Australia on the Company's ten owned NBC affiliates during the year 2000; (iv) the absence during the year 2001 of incremental advertising revenues resulting from the carriage of the Super Bowl on the Company's ten owned ABC affiliates during the year 2000; and (v) the loss of advertising revenues during the week of September 11, 2001 due to the suspension of advertising-supported commercial programming in favor of around-the-clock news coverage of the events in New York, Washington, D.C. and Pennsylvania. Broadcast cash flow margin decreased to 40.7% in the year ended December 31, 2001, from 48.5% in the year ended December 31, 2000.

Broadcast cash flow is defined as station operating income, plus depreciation and amortization, plus amortization of program rights, minus program payments. The Company has included broadcast cash flow data because management believes that such data are commonly used as a measure of performance among companies in the broadcast industry. Broadcast cash flow is also frequently used by investors, analysts, valuation firms and lenders as one of the important determinants of underlying asset value. Broadcast cash flow should not be considered in isolation or as an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of the entity's operating performance, or to cash flow from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity. This measure is believed to be, but may not be, comparable to similarly titled measures used by other companies.

Year Ended December 31, 2000
Compared to Year Ended December 31, 1999

Total revenues. Total revenues includes (i) cash and barter advertising revenues, net of agency and national representatives' commissions, (ii) network compensation and (iii) other revenues. Total revenues in the year ended December 31, 2000 were $747.3 million, as compared to $661.4 million in the year ended December 31, 1999, an increase of $85.9 million or 13%. The increase was primarily attributable to (i) the Pulitzer Merger which added $46 million to 2000 total revenues; (ii) an increase in gross political advertising revenues during the year 2000; (iii) an increase in advertising revenues resulting from the carriage of the Super Bowl on the Company's ten owned ABC affiliates; and (iv) an increase in advertising revenues resulting from the carriage of the Olympics on the Company's ten owned NBC affiliates. This increase was partially offset by the Phoenix Transaction, which reduced total revenues by $5 million in the year 2000; however, this had no effect on Broadcast Cash Flow.

Station operating expenses. Station operating expenses in the year ended December 31, 2000 were $325.7 million, as compared to $300.4 million in the year ended December 31, 1999, an increase of $25.3 million or 8.4%. The increase was primarily attributable to the Pulitzer Merger which added $24.9 million to station operating expenses during 2000.

Amortization of program rights. Amortization of program rights in the year ended December 31, 2000 was $58.5 million, as compared to $60 million in the year ended December 31, 1999, a decrease of $1.5 million or 2.5%.

Depreciation and amortization. Depreciation and amortization of intangible assets was $125.2 million in the year ended December 31, 2000, as compared to $108 million in the year ended December 31, 1999, an increase of approximately $17.2 million or 15.9%. This increase was primarily attributable to (i) the Pulitzer Merger which added $14.7 million to depreciation and amortization of intangible assets in the year ended December 31, 2000, and (ii) an increase in capital expenditures in 2000 and 1999 related to digital conversions and special projects.

Station operating income. Station operating income in the year ended December 31, 2000 was $237.9 million, as compared to $192.9 million in the year ended December 31, 1999, an increase of $45 million or 23.3%, due to the items discussed above.

Corporate general and administrative expenses. Corporate general and administrative expenses were $17.3 million in the year ended December 31, 2000, as compared to $17 million in the year ended December 31, 1999, an increase of $0.3 million or 1.8%.

Special charge. The Company recorded a special charge of $15.4 million in the year ended December 31, 2000. This special charge represented a one-time charge resulting from the cost of the Company's Incentive Retirement Program (IRP). See Note 16 to the consolidated financial statements.

Interest expense, net. Interest expense, net, was $116.2 million in the year ended December 31, 2000, as compared to $106.9 million in the year ended December 31, 1999, an increase of $9.3 million or 8.7%. This increase was primarily attributable to (i) a larger outstanding debt balance during the first quarter of 2000 than in the first quarter of 1999, which was the result of the Financing in connection with the Pulitzer Merger; (ii) an increase in interest rates, which impacted the variable rate portion of the Company's debt; and (iii) the write-off of approximately $1.3 million of unamortized deferred financing costs associated with management's election not to renew the $250 Million Facility on April 10, 2000 (see Note 6 to the consolidated financial statements). These increases were partially offset by a lower outstanding debt balance in the third and fourth quarters of 2000 as compared to 1999.

Other (income) expense, net. The Company recorded a $5 million write-down of the carrying value of Geocast included on the Company's balance sheet, which was partially offset by a $1.1 million gain from the sale of WXII-AM and WLKY-AM.

Equity in loss of affiliates. The Company recorded an equity loss of affiliate of $6.2 million in the year ended December 31, 2000, as compared to $0.3 million in the year ended December 31, 1999. This loss represents the Company's equity interest in the operating results of IBS.

Income taxes. Income tax expense was $36.4 million for the year ended December 31, 2000, as compared to $33.3 million for the year ended December 31, 1999, an increase of $3.1 million or 9.3%. The effective tax rate was 46.2% for the year ended December 31, 2000, as compared to 48.5% for the year ended December 31, 1999. This represents federal and state income taxes as calculated on the Company's net income before taxes and extraordinary item. The decrease in the effective rate relates primarily to the impact of the non-tax deductible goodwill amortization related to the Pulitzer Merger. The effect of the non-tax deductible goodwill amortization decreased as the pre-tax income increased in 2000 as compared to 1999.

Extraordinary item. The Company recorded an extraordinary item of $2.5 million, net of the related income tax expense, in the year ended December 31, 2000. This extraordinary item represents the gain which resulted from the repurchase of the Company's Senior Notes, partially offset by the write-off of the unamortized deferred financing costs associated with these Senior Notes. The Company recorded an extraordinary item loss of $3.1 million, net of the related income tax benefit, in the year ended December 31, 1999. This extraordinary item represents the loss which resulted from the early retirement of the Company's Revolving Credit Facility, including the write-off of the unamortized deferred financing costs associated with the Revolving Credit Facility. See Note 6 to the consolidated financial statements.

Net income. Net income totaled $44.9 million in the year ended December 31, 2000, as compared to $32.3 million in the year ended December 31, 1999, an increase of $12.6 million or 39%, due to the items discussed above.

Broadcast Cash Flow. Broadcast cash flow totaled $362.7 million in the year ended December 31, 2000, as compared to $304.6 million in the year ended December 31, 1999, an increase of $58.1 million or 19.1%. This increase was primarily attributable to (i) the Pulitzer Merger, which added $18.6 million to broadcast cash flow during the year 2000; (ii) an increase in gross political advertising revenues during the year 2000; (iii) an increase in advertising revenues resulting from the carriage of the Super Bowl on the Company's ten owned ABC affiliates; and (iv) an increase in advertising revenues resulting from the carriage of the Olympics on the

Company's ten owned NBC affiliates. Broadcast cash flow margin increased to 48.5% in the year ended December 31, 2000, as compared to 46.0% in the year ended December 31, 1999.

Broadcast cash flow is defined as station operating income, plus depreciation and amortization, plus amortization of program rights, minus program payments. The Company has included broadcast cash flow data because management believes that such data are commonly used as a measure of performance among companies in the broadcast industry. Broadcast cash flow is also frequently used by investors, analysts, valuation firms and lenders as one of the important determinants of underlying asset value. Broadcast cash flow should not be considered in isolation or as an alternative to operating income (as determined in accordance with generally accepted accounting principles) as an indicator of the entity's operating performance, or to cash flow from operating activities (as determined in accordance with generally accepted accounting principles) as a measure of liquidity. This measure is believed to be, but may not be, comparable to similarly titled measures used by other companies in the broadcast industry.

Liquidity and Capital Resources

The Company's sources of liquidity are cash flows from operations, long-term debt borrowings under bank credit facilities, private placement debt, the issuance of notes, and the raising of additional equity.

On December 20, 2001, a consolidated subsidiary trust of the Company completed a private placement of convertible trust preferred securities ("7.5% Preferred Securities") in the amount of $200 million (the "Trust Preferred Transaction"). The net proceeds from the private placement were $195 million, net of $5 million of issuance costs. The net proceeds were utilized by the Company to reduce outstanding borrowings under the Credit Facility. See Note 9 to the consolidated financial statements.

Cash flows provided from operations were $165.9 million, $189.3 million, and $138.9 million for the years ended December 31, 2001, 2000, and 1999, respectively.

Long-term debt outstanding at December 31, 2001 and 2000 and their increases (decreases) during the year ended December 31, 2001 were as follows (in thousands):

	Credit Facility	Senior Notes	Private Placement Debt	Senior Subordinated Notes	Other Debt	Total
Balance 12/31/00	$ 546,000	$ 449,305	$ 450,000	$ 2,596	$ 591	$1,448,492
Increases:						
IBS	6,028	—	—	—	—	6,028
WMUR	34,019	—	—	—	—	34,019
WBOY	20,774	—	—	—	—	20,774
Repayment of Senior Notes	15,432[(1)]	—	—	—	—	15,432
PP & E	32,331	—	—	—	—	32,331
Decreases:						
Pay-down with net proceeds from 7.5% Preferred Securities	(195,000)	—	—	—	—	(195,000)
Pay-down with funds from operations	(184,584)	—	—	—	—	(184,584)
Repayments	—	(17,195)[(1)]	—	—	(92)	(17,287)
Balance 12/31/01	$ 275,000	$ 432,110	$ 450,000	$ 2,596	$ 499	$1,160,205

(1) Difference between these two amounts represent discounts on early retirement of Senior Notes. See Note 6 to the consolidated financial statements.

The Credit Facility, which replaced a previous Revolving Credit Facility, was originally structured as a $1 billion revolver (the "$1 Billion Facility") and a $250 million revolver/term loan (the "$250 Million Facility"). The Company elected not to renew the $250 Million Facility on April 10, 2000. On August 15, 2001, the Company amended the Credit Facility to (i) reduce the lender commitments from $1 billion to $750 million and (ii) extend the applicable dates for the leverage ratio and the interest coverage ratio by eighteen months. On December 20, 2001, the Company used the net proceeds of the 7.5% Preferred Securities ($195 million) to reduce the outstanding borrowings under the Credit Facility. There was $275 million outstanding under the Credit Facility as of December 31, 2001. See Note 6 to the consolidated financial statements.

In connection with the Kelly Transaction, the Company issued $450 million in senior notes to institutional investors, of which $340 million was issued in December 1998 and $110 million was issued in January 1999. The remainder of the Kelly Transaction purchase price was funded using a combination of borrowings under the Credit Facility and available cash. See Notes 3 and 6 to the consolidated financial statements.

In connection with the Pulitzer Merger, the Company issued 37.1 million shares of Series A Common Stock to Pulitzer shareholders, assumed $700 million in debt, and paid $5 million for an interest in the Arizona Diamondbacks. The Company borrowed approximately $715 million under the Credit Facility to refinance the assumed debt and pay related transaction expenses. See Notes 3 and 6 to the consolidated financial statements.

On June 30, 1999, the Company issued to The Hearst Corporation 3.7 million shares of the Company's Series A Common Stock for $100 million (the "Hearst Issuance"). The Company used the net proceeds of this $100 million equity issuance to repay a portion of the outstanding balance under its Credit Facility, thereby reducing the Company's overall debt leverage ratio and future interest expense. See Note 10 to the consolidated financial statements.

In December 1999, the Company invested $20 million in Internet Broadcasting Systems, Inc. ("IBS") for an equity interest. In May 2001, the Company invested an additional $6 million for a total investment of $26 million in IBS. In September 1999 and February 2000, the Company invested $2 million and $8 million, respectively, in Geocast Network Systems, Inc. ("Geocast") for an equity interest in Geocast. In March 2000, the Company invested $25 million in ProAct Technologies Corporation ("ProAct") (formerly Consumer Financial Network, Inc.) for an equity interest. These equity investments were primarily funded by available cash and through draw-downs from the Credit Facility. See Note 3 to the consolidated financial statements for subsequent adjustments to the carrying value of these investments.

On March 28, 2001, the Company exchanged its radio stations in Phoenix, Arizona (KTAR-AM, KMVP-AM, and KKLT-FM) (the "Phoenix Stations") for WMUR-TV, the ABC affiliate serving the Manchester, NH television market, in a three-party swap (the "Phoenix/WMUR Swap"). The Company sold The Phoenix Stations to Emmis Communications Corporation ("Emmis") for $160 million, less transaction expenses, and purchased WMUR-TV from WMUR-TV, Inc. for $185 million, plus a working capital adjustment of $3.5 million and transaction expenses. The purchase price of WMUR-TV was funded through an intermediary by approximately (i) $160 million from Emmis and (ii) $28.5 million plus the cost of the transaction expenses from the Company's Credit Facility.

On April 30, 2001, pursuant to an Asset Purchase Agreement entered into with WBOY-TV, Inc. the Company acquired WBOY-TV, the NBC affiliate serving the Clarksburg-Weston, WV television market for $20 million (the "WBOY Acquisition"), plus a working capital adjustment of $0.7 million and transaction expenses. On December 13, 2001, the Company subsequently sold WBOY-TV for approximately $20 million. The original purchase price and the eventual sales proceeds were funded and repaid using the Company's Credit Facility.

On December 20, 2001, the Company completed a private placement of $200 million principal amount of convertible trust preferred securities ("7.5% Preferred Securities") through Hearst-Argyle Capital Trust, a subsidiary trust (the "Capital Trust"). The Company used the net proceeds of the 7.5% Preferred Securities to repay a portion of the outstanding balance under its Credit Facility, thereby reducing the Company's overall debt leverage ratio and future interest expense.

The following table summarizes the Company's future cash obligations at December 31, 2001 under existing debt repayment schedules, non-cancelable leases, future payments for program rights, employment and talent contracts and 7.5% Preferred Securities.

	2002	2003	2004	2005	2006	Thereafter	Total
				(in thousands)			
Long-term debt	$ —	$ —	$275,000	$ 2,596	$90,000	$ 792,110	$1,159,706
Net non-cancelable operating lease obligations	5,904	5,690	4,674	3,963	3,629	9,467	33,327
Program rights	58,748	50,876	31,926	10,467	2,865	4,841	159,723
Employee talent contracts	52,680	31,143	11,558	3,790	1,599	284	101,054
7.5% Preferred Securities	—	—	—	—	—	200,000	200,000
	$117,332	$87,709	$323,158	$20,816	$98,093	$1,006,702	$1,653,810

The above information does not include any dividend obligation for the Company's Series A and Series B preferred stock. See Note 11 to the consolidated financial statements.

Capital expenditures were $32.3 million and $32.0 million in 2001 and 2000, respectively. The Company invested approximately (i) $9.9 million in maintenance projects, (ii) $18.6 million in digital conversion projects at various stations, and (iii) $3.8 million in special projects during 2001. The Company expects to spend approximately $30.9 million for the year ending December 31, 2002, including approximately (i) $20.2 million in digital projects, (ii) $4.7 million in maintenance projects, and (iii) $6.0 million in special projects.

The Company anticipates that its primary sources of cash, which include current cash balances, operating cash flow, and amounts available under the existing Credit Facility, will be sufficient to finance the operating and working capital requirements of its stations, the Company's debt service requirements, anticipated capital expenditures, and other obligations of the Company for both the next 12 months and the foreseeable future thereafter.

The Company's debt obligations contain certain financial and other covenants and restrictions on the Company. Such covenants and restrictions do not include any triggers of default related to the Company's overall credit rating or stock prices. At December 31, 2001, the Company is in compliance with all such covenants and restrictions.

Impact of Inflation

The impact of inflation on the Company's operations has not been significant to date. There can be no assurance, however, that a high rate of inflation in the future would not have an adverse impact on the Company's operating results.

Forward-Looking Statements

This report contains certain forward-looking statements concerning the Company's operations, economic performance, and financial condition. These statements are based upon a number of assumptions and estimates, which are inherently subject to uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions, which are subject to change. Some of the assumptions may not materialize and unanticipated events may occur, which can affect the Company's results.

New Accounting Pronouncements

Effective January 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"). SFAS 133 and related amendments (SFAS No. 137 and SFAS No. 138) established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The adoption of SFAS 133 did not impact the Company's consolidated financial statements since the Company is not currently involved in any derivative financial instruments. However, the Company may consider certain interest rate risk strategies in the future.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations* ("SFAS 141"). SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of this statement will have a material effect on the Company's consolidated financial statements.

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), which is effective January 1, 2002. SFAS 142 requires, among other things, that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. While the Company has not completed a full assessment, the Company estimates that the adoption of SFAS 142 will decrease the Company's amortization expense related to goodwill and indefinite-lived intangibles by approximately $88 million annually.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations* ("SFAS 143"), which is effective January 1, 2003. SFAS 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company does not believe that the adoption of this statement will have a material effect on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), which is effective January 1, 2002. SFAS 144 supersedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. The Company does not believe that the adoption of this statement will have a material effect on the Company's consolidated financial statements. However, if in the future, the Company were to sell or otherwise dispose any of its broadcast operating units, under SFAS 144, such disposal may be required to be reported as a discontinued operation.

Item 7a: Quantitative and Qualitative Disclosures about Market Risk

The Company has long-term debt obligations at December 31, 2001 that are sensitive to changes in interest rates. See Notes 2 and 6 to the consolidated financial statements.

For long-term debt obligations, the following table presents the fair value at December 31, 2001 and 2000 and the future cash flows by expected maturity dates based on debt balances at December 31, 2001. See Note 17 to the consolidated financial statements.

	December 31, 2001							December 31, 2000	
	Expected Maturity								
	2002-2003	2004	2005	2006	Thereafter	Total	Fair Value	Carrying Value	Fair Value
			(In thousands)						
Long-term debt:									
Variable rate									
Credit Facility	—	$275,000	—	—	—	$275,000	$274,343	$546,000	$546,474
Fixed rate									
Senior Notes	—	—	—	—	$432,110	$432,110	$397,206	$449,305	$442,535
Senior Subordinated Notes	—	—	$2,596	—	—	$ 2,596	$ 2,718	$ 2,956	$ 2,710
Private Placement Debt	—	—	—	$90,000	$360,000	$450,000	$453,613	$450,000	$435,429
Convertible Preferred Securities(1)	—	—	—	—	$200,000	$200,000	$200,000	—	—

(1) The convertible preferred securities have an underlying 7.5% fixed rate dividend requirement. See Note 9 to the consolidated financial statements.

The Company's annualized weighted average interest rate for variable rate long-term debt for the years ended December 31, 2001 and 2000 is 5.3% and 7.5%, respectively. The annualized weighted average interest rate for fixed rate long-term debt is 7.2% for the years ended December 31, 2001 and 2000.

The Company's debt obligations contain certain financial and other covenants and restrictions on the Company. Such covenants and restrictions do not include any triggers of default related to the Company's overall credit rating or stock prices. At December 31, 2001, the Company is in compliance with all such covenants and restrictions.

The Credit Facility does provide, however, that all outstanding balances will become due and payable at such time as Hearst's (and certain of its affiliates') equity ownership in the Company becomes less than 35% of the total equity of the Company and Hearst and such affiliates no longer have the right to elect a majority of the members of the Company's Board of Directors.

The Company's Credit Facility is sensitive to interest rates. As of December 31, 2001, the Company is not involved in any derivative financial instruments. However, the Company may consider certain interest rate risk strategies in the future.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO HISTORICAL FINANCIAL STATEMENTS

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of
Hearst-Argyle Television, Inc.

We have audited the accompanying consolidated balance sheets of Hearst-Argyle Television, Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item 14. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP

February 6, 2002

Deloitte
Touche
Tohmatsu

HEARST-ARGYLE TELEVISION, INC.

Consolidated Balance Sheets

	December 31, 2001	December 31, 2000
	(In thousands, except share data)	
Assets		
Current assets:		
Cash and cash equivalents	$ 3,260	$ 5,780
Accounts receivable, net of allowance for doubtful accounts of $7,355 and $3,807 in 2001 and 2000, respectively	142,146	162,579
Program and barter rights	54,917	53,716
Deferred income taxes	3,733	3,339
Receivable from The Hearst Corporation	—	280
Other	5,891	6,591
Total current assets	209,947	232,285
Property, plant and equipment:		
Land, building and improvements	142,890	138,685
Broadcasting equipment	299,889	281,503
Office furniture, equipment and other	37,518	34,879
Construction in progress	10,367	4,091
	490,664	459,158
Less accumulated depreciation	(162,407)	(124,741)
Property, plant and equipment, net	328,257	334,417
Intangible assets, net	3,156,644	3,142,004
Other assets:		
Deferred acquisition and financing costs, net of accumulated amortization of $14,814 and $10,986 in 2001 and 2000, respectively	20,259	24,692
Investments	30,308	53,811
Program and barter rights, noncurrent	3,272	2,403
Other	31,018	28,377
Total other assets	84,857	109,283
Total assets	$3,779,705	$3,817,989
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 14,375	$ 15,874
Accrued liabilities	59,565	51,976
Program and barter rights payable	53,930	54,405
Payable to The Hearst Corporation	2,612	—
Other	1,158	1,493
Total current liabilities	131,640	123,748
Program and barter rights payable, noncurrent	5,045	2,339
Long-term debt	1,160,205	1,448,492
Deferred income taxes	792,327	777,929
Other liabilities	23,874	21,105
Total noncurrent liabilities	1,981,451	2,249,865
Convertible Preferred Securities	200,000	—
Commitments and contingencies		
Stockholders' equity:		
Series A preferred stock, 10,938 shares issued and outstanding in 2001 and 2000 (aggregate liquidation preference of $10,938)	1	1
Series B preferred stock, 10,938 shares issued and outstanding in 2001 and 2000 (aggregate liquidation preference of $10,938)	1	1
Series A common stock, par value $.01 per share, 200,000,000 shares authorized in 2001 and 2000, and 53,726,060 and 53,624,254 shares issued in 2001 and 2000, respectively	537	536
Series B common stock, par value $.01 per share, 100,000,000 shares authorized in 2001 and 2000 and 41,298,648 shares issued and outstanding in 2001 and 2000, respectively	413	413
Additional paid-in capital	1,270,908	1,274,257
Retained earnings	275,453	245,788
Treasury stock, at cost, 3,197,152 and 2,997,115 shares of Series A common stock in 2001 and 2000, respectively	(80,699)	(76,620)
Total stockholders' equity	1,466,614	1,444,376
Total liabilities and stockholders' equity	$3,779,705	$3,817,989

See notes to consolidated financial statements.

HEARST-ARGYLE TELEVISION, INC.

Consolidated Statements of Income

	Years Ended December 31,		
	2001	2000	1999
	(In thousands, except per share data)		
Total revenues	$641,876	$747,281	$661,386
Station operating expenses	323,520	325,736	300,420
Amortization of program rights	57,676	58,460	60,009
Depreciation and amortization	129,420	125,207	108,039
Station operating income	131,260	237,878	192,918
Corporate general and administrative expenses	15,817	17,281	17,034
Special charge	—	15,362	—
Operating income	115,443	205,235	175,884
Interest expense, net	99,598	116,163	106,892
Trust preferred dividends	500	—	—
Other (income) expense, net	(48,778)	3,930	—
Equity in loss of affiliates	6,461	6,234	279
Income before income taxes and extraordinary item	57,662	78,908	68,713
Income taxes	27,101	36,438	33,311
Income before extraordinary item	30,561	42,470	35,402
Extraordinary item, gain/(loss) on early retirement of debt, net of income tax (expense)/benefit of ($347), ($1,622) and $2,041 in 2001, 2000 and 1999, respectively	526	2,455	(3,092)
Net income	31,087	44,925	32,310
Less preferred stock dividends	(1,422)	(1,422)	(1,422)
Income applicable to common stockholders	$ 29,665	$ 43,503	$ 30,888
Income per common share—basic:			
Before extraordinary item	$ 0.32	$ 0.44	$ 0.41
Extraordinary item	—	0.03	(0.04)
Net income	$ 0.32	$ 0.47	$ 0.37
Number of common shares used in the calculation	91,809	92,435	83,189
Income per common share—diluted:			
Before extraordinary item	$ 0.32	$ 0.44	$ 0.41
Extraordinary item	—	0.03	(0.04)
Net income	$ 0.32	$ 0.47	$ 0.37
Number of common shares used in the calculation	92,000	92,457	83,229

See notes to consolidated financial statements.

HEARST-ARGYLE TELEVISION, INC.

Consolidated Statements of Stockholders' Equity

	Series A	Series B	Preferred Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
	(In thousands, except share data)						
Balances at January 1, 1999	$126	$413	$ 2	$ 203,105	$171,397	$(50,653)	$ 324,390
Net income	—	—	—	—	32,310	—	32,310
Shares issued in connection with the Pulitzer Merger	371	—	—	966,464	—	—	966,835
Issuance of 3,686,636 shares of Series A Common Stock to Hearst for cash	37	—	—	99,432	—	—	99,469
Dividends paid on preferred stock	—	—	—	—	(1,422)	—	(1,422)
Employee stock purchase plan proceeds	1	—	—	1,783	—	—	1,784
Stock options exercised	—	—	—	882	—	—	882
Treasury stock purchased—Series A Common Stock (300,500 shares)	—	—	—	—	—	(7,457)	(7,457)
Balances at December 31, 1999	535	413	2	1,271,666	202,285	(58,110)	1,416,791
Net income	—	—	—	—	44,925	—	44,925
Dividends paid on preferred stock	—	—	—	—	(1,422)	—	(1,422)
Employee stock purchase plan proceeds	1	—	—	2,253	—	—	2,254
Stock options exercised	—	—	—	138	—	—	138
Tax benefit from stock plans	—	—	—	200	—	—	200
Treasury stock purchased—Series A Common Stock (960,100 shares)	—	—	—	—	—	(18,510)	(18,510)
Balances at December 31, 2000	536	413	2	1,274,257	245,788	(76,620)	1,444,376
Net income	—	—	—	—	31,087	—	31,087
Issuance costs-Convertible Preferred Securities	—	—	—	(5,175)	—	—	(5,175)
Dividends paid on preferred stock	—	—	—	—	(1,422)	—	(1,422)
Employee stock purchase plan proceeds	1	—	—	1,639	—	—	1,640
Stock options exercised	—	—	—	112	—	—	112
Tax benefit from stock plans	—	—	—	75	—	—	75
Treasury stock purchased—Series A Common Stock (200,037 shares)	—	—	—	—	—	(4,079)	(4,079)
Balances at December 31, 2001	$537	$413	$ 2	$1,270,908	$275,453	$(80,699)	$1,466,614

See notes to consolidated financial statements.

HEARST-ARGYLE TELEVISION, INC.

Consolidated Statements of Cash Flows

	Years Ended December 31, 2001	2000	1999
		(In thousands)	
Operating Activities			
Net income	$ 31,087	$ 44,925	$ 32,310
Adjustments to reconcile net income to net cash provided by operating activities:			
Extraordinary item, (gain) loss on early retirement of debt	(873)	(4,077)	5,133
Depreciation	40,727	38,452	32,520
Amortization of intangible assets	88,693	86,755	75,519
Amortization of deferred financing costs	2,938	4,401	3,200
Amortization of program rights	57,676	58,460	60,009
Program payments	(57,385)	(58,797)	(56,402)
Deferred income taxes	12,921	(7,944)	1,314
Equity in loss of affiliates	6,461	6,234	279
Other (income) expense, net	(48,778)	3,930	—
Provision for doubtful accounts	5,702	2,852	1,563
Changes in operating assets and liabilities:			
Accounts receivable	18,874	(6,907)	(17,255)
Other assets	578	13,195	(9,838)
Accounts payable and accrued liabilities	4,649	12,778	2,552
Fair value adjustment interest rate protection agreement	—	—	(321)
Other liabilities	2,583	(4,946)	8,331
Net cash provided by operating activities	165,853	189,311	138,914
Investing Activities			
Acquisition of Pulitzer Broadcasting Company	—	—	(712,301)
Acquisition of Kelly Broadcasting Co. and Kelleproductions, Inc.	—	—	(530,073)
Phoenix/WMUR-TV Swap Transaction	(34,019)	—	—
Acquisition of WBOY-TV	(20,774)	—	—
Disposition of WBOY-TV	20,765	—	—
Investment in ProAct Technologies Corp.	—	(25,027)	—
Investment in Geocast Network Systems, Inc.	(37)	(8,005)	(2,052)
Investment in Internet Broadcasting Systems, Inc.	(6,028)	—	(20,101)
Investment in NBC/Hearst-Argyle Syndication, LLC	(134)	—	—
Capital call—Arizona Diamondbacks	—	—	(982)
Proceeds from disposition of assets	—	3,473	—
Acquisition costs and other	(473)	(781)	(399)
Proceeds from sale of equipment	14	157	388
Purchases of property, plant, and equipment:			
Maintenance	(9,862)	(22,449)	(19,141)
Digital	(18,658)	(6,495)	(8,244)
Special projects/buildings	(3,811)	(3,057)	(25,017)
Net cash used in investing activities	(73,017)	(62,184)	(1,317,922)

See notes to consolidated financial statements.

HEARST-ARGYLE TELEVISION, INC.

Consolidated Statements of Cash Flows—(Continued)

	Years Ended December 31,		
	2001	2000	1999
		(In thousands)	
Financing Activities			
Repayment of Senior Notes	$ (15,432)	$ (44,439)	$ —
Issuance of Private Placement Debt	—	—	110,000
Credit Facility:			
Proceeds from issuance of long-term debt	686,000	368,000	1,007,000
Repayment of long-term debt	(957,000)	(433,000)	(396,000)
Revolving Credit Facility:			
Proceeds from issuance of long-term debt	—	—	912,000
Repayment of long-term debt	—	—	(912,000)
Issuance of Convertible Preferred Securities	200,000	—	—
Series A Common Stock:			
Issuances	—	—	99,469
Repurchases	(4,079)	(18,510)	(7,457)
Financing costs and other	(5,175)	—	(10,596)
Proceeds from employee stock purchase plan	1,640	2,254	1,784
Dividends paid on preferred stock	(1,422)	(1,422)	(1,422)
Exercise of stock options	112	138	882
Net cash (used in) provided by financing activities	(95,356)	(126,979)	803,660
(Decrease) increase in cash and cash equivalents	(2,520)	148	(375,348)
Cash and cash equivalents at beginning of period	5,780	5,632	380,980
Cash and cash equivalents at end of period	$ 3,260	$ 5,780	$ 5,632
Supplemental Cash Flow Information:			
Businesses acquired in purchase transaction:			
Phoenix/WMUR-TV Swap			
Fair market value of assets acquired, net	$ 225,971		
Fair market value of liabilities assumed, net	(35,300)		
Fair market value of assets exchanged, net	(188,383)		
Fair market value of liabilities exchanged, net	31,731		
Net cash paid for Phoenix/WMUR-TV Swap	$ 34,019		
Acquisition of WBOY-TV			
Fair market value of assets acquired, net	$ 21,298		
Fair market value of liabilities assumed, net	(524)		
Net cash paid for WBOY-TV	$ 20,774		
Pulitzer Merger			
Fair market value of assets acquired			$2,323,096
Fair market value of liabilities assumed			(643,960)
Issuance of Series A Common Stock			(966,835)
Net cash paid for acquisition			$ 712,301
Kelly Transaction			
Fair market value of assets acquired			$ 548,121
Fair market value of liabilities assumed			(18,048)
Net cash paid for acquisition			$ 530,073
Cash paid during the year for:			
Interest	$ 98,028	$ 115,460	$ 105,189
Taxes	$ 8,140	$ 34,956	$ 37,208

See notes to consolidated financial statements.

1. Nature of Operations

Hearst-Argyle Television, Inc. and subsidiaries (the "Company") owns and operates 24 network-affiliated television stations in geographically diverse markets in the United States. Ten of the stations are affiliates of the National Broadcasting Company, Inc. (NBC), eleven of the stations are affiliates of the American Broadcasting Companies (ABC), two of the stations are affiliates of Columbia Broadcasting Systems (CBS) and one station is affiliated with AOL Time Warner, Inc.'s Warner Brothers Television Network (WB). Additionally, the Company provides management services to two network-affiliated and one independent television stations and two radio stations (the "Managed Stations"). Based upon regular assessments of the Company's operations, performed by key management, the Company has determined that its material reportable segment is commercial television broadcasting. The economic characteristics, services, production process, customer type and distribution methods for the Company's operations are substantially similar and have therefore been aggregated as one reportable segment.

2. Summary of Accounting Policies and Use of Estimates

General

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

Cash Equivalents

All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Accounts Receivable

The Company monitors advertisers' credit worthiness and adjusts credit limits as deemed appropriate. The Company monitors collections and maintains an allowance for estimated losses based upon aging of such receivables and specific collection issues that may be identified. Concentration of credit risk with respect to accounts receivable is limited due to the large number of geographically diverse customers, individually small balances and short payment terms.

Program Rights

Program rights and the corresponding contractual obligations are recorded when the license period begins and the programs are available for use. Program rights are carried at the lower of unamortized cost or estimated net realizable value on a program by program basis and such amounts are not discounted. Any reduction in unamortized costs to net realizable value is included in amortization of program rights in the accompanying consolidated statements of income. Such reductions in unamortized costs for the years ended December 31, 2001, 2000 and 1999 were not material. Costs of off-network syndicated products, first run programming, feature films and cartoons are amortized on the future number of showings on an accelerated basis contemplating the estimated revenue to be earned per showing, but generally not exceeding five years. Program rights and the corresponding contractual obligations are classified as current or long-term based on estimated usage and payment terms, respectively.

Barter and Trade Transactions

Barter transactions represent the exchange of commercial air time for programming. Trade transactions represent the exchange of commercial air time for merchandise or services. Barter transactions are generally recorded at the fair market value of the commercial air time relinquished. Trade transactions are generally recorded at the fair market value of the merchandise or services received. Barter program rights and payables are recorded for barter transactions based upon the availability of the broadcast property. Revenue is recognized on barter and trade transactions when the commercials are broadcast; expenses are recorded when the merchandise or service received is utilized. Barter and trade revenues for the years ended December 31, 2001, 2000 and 1999, were approximately $29,262,000, $28,366,000, and $26,260,000 respectively, and are included in total revenues. Barter and trade expenses for the years ended December 31, 2001, 2000 and 1999, were approximately $29,296,000, $28,109,000, and $25,856,000 respectively, and are included in station operating expenses.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives as follows: buildings—40 years; broadcasting equipment—five to 20 years; office furniture, equipment and other—three to eight years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or the estimated useful life of the asset.

Intangible Assets

Intangible assets are recorded at cost and include FCC licenses, network affiliation agreements, goodwill, and other intangible assets, which are amortized over periods from three to 40 years. The recoverability of the carrying values of the excess of the purchase price over the net assets acquired and intangible assets is evaluated quarterly to determine if an impairment in value has occurred. An impairment in value will be considered to have occurred when it is determined that the undiscounted future operating cash flows generated by the acquired businesses are not sufficient to recover the carrying values of such intangible assets. If it has been determined that an impairment in value has occurred, the excess of the purchase price over the net assets acquired and intangible assets would be written down to an amount which will be equivalent to the present value of the estimated future operating cash flows to be generated by the acquired businesses. At December 31, 2001, it was determined that there had been no impairment of intangible assets.

Deferred Acquisition and Financing Costs

Acquisition costs are capitalized and are included in the purchase price of the acquired stations. Financing costs are deferred and are amortized using the interest method over the term of the related debt when funded.

Investments

Investments in 20% to 50% owned affiliates are accounted for under the equity method and investments in less than 20% owned affiliates are accounted for under the cost method. The Company evaluates its investments to determine if an impairment has incurred. Carrying values are adjusted to reflect realizable value, where necessary.

Revenue Recognition

Advertising revenues, net of agency and national representatives' commissions, are recognized in the period during which the time spots are aired. Total revenues include (i) cash and barter advertising revenues, net of agency and national representatives' commissions; (ii) network compensation and (iii) other revenues.

Income Taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The Company provides for federal and state income taxes currently payable, as well as for those deferred because of timing differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company and its subsidiaries file a consolidated U.S. federal income tax return. Prior to the acquisition of Pulitzer Broadcasting Company on March 18, 1999 (see Note 3), the Company was included in the consolidated federal income tax return of The Hearst Corporation ("Hearst"). Pursuant to the regulations under the Internal Revenue Code, the Company's pro rata share of the consolidated federal income tax liability of Hearst was allocated to the Company on a separate return basis. Federal income taxes payable through March 18, 1999 were paid directly to Hearst via the Payable to The Hearst Corporation.

Earnings Per Share ("EPS")

Basic EPS is calculated by dividing net income less preferred stock dividends by the weighted average common shares outstanding. Diluted EPS is calculated similarly, except that it includes the dilutive effect, if any, of shares issuable under the Company's stock option plan or the conversion of the Company's preferred stock or 7.5% preferred securities (see Note 7). All per share amounts included in the notes are the same for basic and diluted earnings per share unless otherwise noted.

Interest Rate Agreements

The Company is not currently involved in any interest-rate agreements. However, the Company previously entered into interest-rate swap agreements, which expired during 1999, to modify the interest characteristics of its outstanding debt. See Note 6.

Off-Balance Sheet Financings and Liabilities

Other than lease commitments and legal contingencies incurred in the normal course of business, agreements for future barter and program rights not yet available for broadcast at December 31, 2001, and employment contracts for key employees, all of which are disclosed in Note 15 to the consolidated financial statements, the Company does not have any off-balance sheet financings or liabilities. The Company does not have any majority-owned subsidiaries that are not included in the consolidated financial statements, nor does the Company have any interests in or relationships with any special-purpose entities that are not reflected in the consolidated financial statements.

Stock-Based Compensation

The Company accounts for employee stock-based compensation under APB No. 25 and related interpretations. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The Company has adopted the disclosure-only provisions of the Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"). Pro forma disclosure of net income and earnings per share under SFAS 123 is presented in Note 12.

Use of Estimates

The preparation of the consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates, including those related to allowances for doubtful accounts, program rights, barter and trade transactions, useful lives of property, plant and equipment, intangible assets, carrying value of investments, accrued liabilities, contingent liabilities, income taxes, pension benefits and fair value of financial instruments. Actual results could differ from those estimates.

New Accounting Pronouncements

Effective January 1, 2001, the Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"). SFAS 133 and related amendments (SFAS No. 137 and SFAS No. 138) established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The adoption of SFAS 133 did not impact the Company's consolidated financial statements since the Company is not currently involved in any derivative financial instruments. However, the Company may consider certain interest rate risk strategies in the future.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations* ("SFAS 141"). SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of this statement will have a material effect on the Company's consolidated financial statements.

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), which is effective January 1, 2002. SFAS 142 requires, among other things, that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. While the Company has not completed a full assessment, the Company estimates that the adoption of SFAS 142 will decrease the Company's amortization expense related to goodwill and indefinite-lived intangibles by approximately $88 million annually.

In August 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations* ("SFAS 143"), which is effective January 1, 2003. SFAS 143 requires the recording of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The Company does not believe that the adoption of this statement will have a material effect on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), which is effective January 1, 2002. SFAS 144 supersedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. The Company does not believe that the adoption of this statement will have a material effect on the Company's consolidated financial statements. However, if in the future, the Company were to sell or otherwise dispose any of its broadcast operating units, under SFAS 144, such disposal may be required to be reported as a discontinued operation.

3. Acquisitions, Dispositions and Investments

On August 29, 1997, effective September 1, 1997 for accounting purposes, Hearst contributed its television broadcast group and related broadcast operations (the "Hearst Broadcast Group") to Argyle Television, Inc. ("Argyle") and merged a wholly-owned subsidiary of Hearst with and into Argyle, with Argyle as the surviving corporation (renamed "Hearst-Argyle Television, Inc."). The merger transaction is referred to as the "Hearst Transaction".

On January 5, 1999, effective January 1, 1999 for accounting purposes, the Company acquired through a merger transaction all of the partnership interests in Kelly Broadcasting Co., in exchange for approximately $520.4 million in cash, including a working capital adjustment of $0.4 million. As a result of this transaction, the Company acquired television broadcast station KCRA-TV, Sacramento, California and the sales and programming rights under an existing Time Brokerage Agreement ("TBA"), with respect to KQCA-TV, Sacramento, California. In addition, the Company acquired substantially all of the assets and certain of the liabilities of Kelleproductions, Inc., for approximately $10 million in cash. The merger and acquisition are collectively referred to as the "Kelly Transaction". The Kelly Transaction was accounted for under the purchase method of accounting and, accordingly, the purchase price and related acquisition costs of approximately $1.1 million have been allocated to the acquired assets and liabilities based upon fair market values. The excess of the purchase price and acquisition costs over the fair market value of the tangible assets acquired less the liabilities assumed was allocated to FCC licenses and goodwill.

On March 18, 1999, the Company acquired the nine television and five radio stations ("Pulitzer Broadcasting Company") of Pulitzer Publishing Company and a 3.5% interest in the Arizona Diamondbacks in a merger transaction (the "Pulitzer Merger"). In connection with the transaction, the Company issued 37.1 million shares of Series A Common Stock (quoted market value of $26.0625 on March 18, 1999) to Pulitzer shareholders (the "Pulitzer Issuance") and assumed $700 million in debt, which was repaid on the acquisition date using the Company's Revolving Credit Facility (the "Financing"), and paid $5 million for the interest in the Arizona Diamondbacks. The Company borrowed approximately $715 million under the Credit Facility to refinance the assumed debt and pay related transaction expenses. In addition, the transaction was subject to an adjustment, which guaranteed the Company $41 million in working capital. The Pulitzer Merger was accounted for under the purchase method of accounting and, accordingly, the purchase price (including acquisition costs) of approximately $1.7 billion has been allocated to the acquired assets and liabilities based upon fair market values. The excess of the purchase price and acquisition costs over the fair market value of the tangible assets acquired less the liabilities assumed was allocated to FCC licenses.

On January 31, 2000, the Company exercised its fixed-price option to acquire the outstanding stock of Channel 58, Inc. (the license for KQCA-TV in Sacramento, California) (the "KQCA Acquisition"). The Company was previously programming and selling airtime of KQCA-TV under the TBA (discussed above). The KQCA Acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price (including acquisition costs) of approximately $891,000 has been allocated to the acquired assets and liabilities based upon their fair market values. The excess of the purchase price and acquisition costs over the fair market value of the tangible assets acquired less the liabilities assumed was allocated to FCC license.

On August 8, 2000, the Company sold two of its radio stations, WXII-AM (Greensboro, NC) and WLKY-AM (Louisville, KY), to Truth Broadcasting Corporation for $3.5 million. This sale resulted in a $1.1 million gain which is included in Other (income) expense, net in the accompanying consolidated statement of income for the year ended December 31, 2000.

On March 28, 2001, the Company exchanged its radio stations in Phoenix, Arizona (KTAR-AM, KMVP-AM and KKLT-FM) (the "Phoenix Stations") for WMUR-TV, the ABC affiliate serving the Manchester, NH television market, in a three party swap (the "Phoenix/WMUR Swap"). The Company sold the Phoenix Stations to Emmis Communications Corporation ("Emmis") for $160 million, less transaction expenses, and purchased WMUR-TV from WMUR-TV, Inc. for $185 million, plus a working capital adjustment of $3.5 million and transaction expenses. The acquisition of WMUR-TV was accounted for under the purchase method of accounting and accordingly, the purchase price and related transaction expenses have been allocated to the acquired assets and liabilities based upon their preliminary determined fair market values. The excess of the purchase price and transaction expenses over the fair market value of the tangible assets acquired less the liabilities assumed was allocated to FCC license. The final fair values may differ from those set forth in the accompanying consolidated balance sheet at December 31, 2001; however, the changes, if any, are not expected to have a material effect on the consolidated financial statements. Prior to the Phoenix/WMUR Swap, Emmis had been managing the Phoenix Stations pursuant to a TBA since August 1, 2000, and the Company had been managing WMUR-TV pursuant to a TBA since January 8, 2001 (effective January 1, 2001 for accounting purposes). The purchase price of WMUR-TV was funded through an intermediary by approximately (i) $160 million from Emmis, and (ii) $28.5 million plus the cost of the transaction expenses from the Company's credit facility. The Company realized a gain of $72.6 million on the sale of the Phoenix Stations which is recorded in Other (income) expense, net in the accompanying consolidated statement of income for the year ended December 31, 2001.

On April 30, 2001, pursuant to an Asset Purchase Agreement entered into with WBOY-TV, Inc., the Company acquired WBOY-TV, the NBC affiliate serving the Clarksburg-Weston, WV television market, for $20 million (the "WBOY Acquisition") plus a working capital adjustment of $0.7 million and transaction expenses. The WBOY Acquisition was accounted for under the purchase method of accounting and, accordingly, the purchase price and related transaction expenses have been allocated to the acquired assets and liabilities based upon their fair market values. The excess of the purchase price and transaction expenses over the fair market value of the tangible assets acquired less the liabilities assumed was allocated to FCC license.

On December 13, 2001, the Company sold WBOY-TV, the NBC affiliate serving the Clarksburg-Weston, WV television market for $20 million plus a working capital adjustment of $0.8 million less transaction expenses.

The following unaudited pro forma results of operations include (i) the combined historical results of the Company's 23 owned television stations (which excludes WMUR) and fees from the stations managed by the Company (see Note 14) for both periods presented, adjusted to reflect the Phoenix/WMUR Swap as if the transaction had occurred on January 1, 2000. In addition, the pro forma results of operations reflect the WBOY acquisition and disposition as if it never occurred; and the exclusion of special charge and Other (income) expense, net.

	Years Ended December 31,	
	2001	2000
	(In thousands, except per share data) (Unaudited)	
Total revenues	$632,593	$750,432
Income before extraordinary item	$ 3,997	$ 54,584
Income applicable to common stockholders	$ 3,101	$ 55,617
Net income per common share—basic and diluted	$ 0.03	$ 0.60
Pro forma number of shares used in calculations—basic	91,809	92,435
—diluted	92,000	92,456

The above unaudited pro forma results are presented in response to applicable accounting rules relating to business acquisitions and are not necessarily indicative of the actual results that would be achieved had each of the stations been acquired at the beginning of the periods presented, nor are they indicative of future results of operations.

In September 1999 and February 2000, the Company invested $2 million and $8 million, respectively, in Geocast Network Systems, Inc. ("Geocast") in return for an equity interest in Geocast. Geocast planned to deliver a program service, which included the local stations' content and other national content and services, to personal computer users. As this investment represented less than a 10% interest, the investment was accounted for using the cost method. In the fourth quarter of 2000, the Company wrote-down the investment in Geocast by $5 million in order to approximate the investment's realizable value, pursuant to the Company's assessment of various strategic alternatives available to Geocast. In February 2001, the remaining $5.1 million of the Geocast investment was written-off after Geocast's Board of Directors declined various strategic alternatives and decided to liquidate the company. The write-downs are included in Other (income) expense, net in the accompanying consolidated statements of income for the years ended December 31, 2001 and 2000.

In December 1999, the Company invested $20 million in Internet Broadcasting Systems, Inc. ("IBS") in exchange for an equity interest in IBS. With IBS, the Company and other broadcasters have invested in the development and management of local news/information/entertainment websites. In May 2001, the Company invested an additional $6 million for a total investment of $26 million in IBS. As of December 31, 2001, 2000 and 1999, the Company had an equivalent equity interest in IBS of 24%, 23% and 26%, respectively; therefore, this investment is accounted for using the equity method. The Company's share in the results of IBS is included in Equity in loss of affiliates in the accompanying consolidated statements of income for the years ended December 31, 2001, 2000 and 1999.

On March 22, 2000, the Company invested $25 million in ProAct Technologies Corp. ("ProAct") (formerly Consumer Financial Network, Inc.) for an equity interest in ProAct. ProAct is an online provider of human resources support to corporations. As this investment represents less than a 10% interest in ProAct, the investment is accounted for using the cost method. In March 2001, the Company wrote-down its investment in ProAct by $18.8 million in order to approximate the investment's realizable value. The write-down is included in Other (income) expense, net in the accompanying consolidated statement of income for the year ended December 31, 2001. The Company receives revenue from ProAct relating to advertising sales. See Note 14.

On August 7, 2001, the Company contributed its production-and-distribution unit to NBC/Hearst-Argyle Syndication, LLC in exchange for a 20% equity interest in this entity. NBC/Hearst-Argyle Syndication, LLC is a limited liability company formed by NBC Enterprises and the Company to produce and syndicate first-run broadcast and original-for-cable programming. This investment is accounted for using the equity method. The Company's share in the results of NBC/Hearst-Argyle Syndication, LLC is included in Equity in loss of affiliates in the accompanying consolidated statement of income for the year ended December 31, 2001.

4. Intangible Assets

Intangible assets at December 31, 2001 and 2000 consist of the following:

	2001	2000
	(In thousands)	
FCC licenses	$2,479,034	$2,380,078
Goodwill	957,625	959,400
Network affiliation agreement	95,493	95,493
Other	746	730
	3,532,898	3,435,701
Accumulated amortization	(376,254)	(293,697)
Total intangible assets, net	$3,156,644	$3,142,004

5. Accrued Liabilities

Accrued liabilities at December 31, 2001 and 2000 consist of the following:

	2001	2000
	(In thousands)	
Payroll, benefits and related costs	$ 9,971	$14,769
Accrued income taxes	20,177	10,867
Accrued interest	9,583	10,377
Accrued vacation	4,662	4,579
Accrued payables	3,306	2,728
Other taxes payable	1,392	1,187
Other accrued liabilities	10,474	7,469
Total accrued liabilities	$59,565	$51,976

6. Long-Term Debt

Long-term debt at December 31, 2001 and 2000 consists of the following:

	2001	2000
	(In thousands)	
Credit Facility	$ 275,000	$ 546,000
Senior Notes	432,110	449,305
Private Placement Debt	450,000	450,000
Senior Subordinated Notes	2,596	2,596
Other Debt	499	591
Total long-term debt	$1,160,205	$1,448,492

Credit Facility

Upon consummation of the Hearst Transaction, the Company entered into a $1 billion credit facility (the "Revolving Credit Facility") with a consortium of banks led by JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank) ("Chase") and Morgan Guaranty Trust Company of New York. For the year ended December 31, 1999, the effective interest rate on borrowings from the Revolving Credit Facility outstanding during the year was 5.3%.

On April 12, 1999, the Company retired its Revolving Credit Facility and replaced it with two new revolving credit facilities (the "New Credit Facilities") with a consortium of banks led by Chase, Bank of New York, Toronto Dominion and Bank of Montreal. The New Credit Facilities were structured as a $1 billion revolver (the "$1 Billion Facility") and a $250 million revolver/term loan (the "$250 Million Facility"). Management elected to cancel the $250 Million Facility on April 10, 2000. On August 15, 2001, the Company amended the $1 Billion Facility (the "Credit Facility") to reduce the lender commitments from $1 billion to $750 million. The Credit Facility, which has an outstanding balance of $275 million and $546 million at December 31, 2001 and December 31, 2000, respectively, will mature on April 12, 2004. The deferred financing fees relating to the Revolving Credit Facility, of approximately $5.1 million before income tax benefit, were classified as an extraordinary item in the accompanying consolidated statement of income for the year ended December 31, 1999.

Outstanding principal balances under the Credit Facility bear interest at either, at the Company's option, LIBOR or the alternate base rate ("ABR"), plus the "applicable margin". The "applicable margin" for ABR loans is zero. The "applicable margin" for LIBOR loans varies between 0.75% and 1.25% depending on the ratio of the Company's total debt to operating cash flow ("leverage ratio"). The ABR is the higher of (i) Chase's prime rate; (ii) 1% plus the secondary market rate for three month certificates of deposit; or, (iii) 0.5% plus the rates on overnight federal funds transactions with members of the Federal Reserve System. The Company is required to pay an annual commitment fee based on the unused portion of the Credit Facility. The commitment fee ranges from 0.2% to 0.3%. For the years ended December 31, 2001, and December 31, 2000, the effective interest rate on borrowings from the Credit Facility outstanding during the year was 5.3% and 7.5%, respectively.

Private Placement Debt

As part of the Hearst Transaction, the Company assumed $275 million of debt (the "Hearst Private Placement Debt"). The Company repaid the Hearst Private Placement Debt and a related "make-whole" premium of approximately $20.9 million during December 1997.

In connection with the Kelly Transaction, the Company issued $450 million in senior notes to institutional investors (the "Private Placement Debt"). Of the $450 million principal amount, $340 million was issued on December 15, 1998 and $110 million was issued on January 14, 1999. The Private Placement Debt has a maturity of 12 years, with an average life of 10 years and bears interest at 7.18% per annum. The Company used the proceeds from the Private Placement Debt to partially fund the Kelly Transaction. $90 million of the Private Placement Debt is due in 2006 and the remainder is due thereafter. See Note 3.

Senior Subordinated Notes

In October 1995, Argyle issued $150 million of senior subordinated notes (the "Notes"). During December 1997 and February 1998, the Company repaid $45 million and $102.4 million, respectively, of the Notes. The Notes are due in 2005 and bear interest at 9.75% payable semi-annually. The Notes are general unsecured obligations of the Company. The outstanding balance of the Notes was $2.6 million at December 31, 2001 and 2000.

Senior Notes

The Company issued $125 million principal amount of 7.0% senior notes due 2007, priced at 99.616% of par, and $175 million principal amount of 7.5% debentures due 2027, priced at 98.823% of par, on November 7, 1997 and $200 million principal amount of 7.0% senior notes due 2018, priced at 98.887% of par, on January 13, 1998 (collectively, the "Senior Notes"). The Senior Notes are senior and unsecured obligations of the Company.

Proceeds from the Senior Notes offerings were used to repay existing indebtedness of the Company. See Private Placement Debt and Senior Subordinated Notes, above.

During 2000, the Company repaid (i) $28 million of its 7.5% Senior Notes due November 15, 2027, at a discounted price of $24.8 million, and (ii) $22.7 million of its 7.0% Senior Notes due January 15, 2018, at a discounted price of $19.6 million. These repayments were funded by the Credit Facility. The Company wrote-off the pro-rata share of deferred financing fees related to the Senior Notes which were repaid. The discounts from the repayments, net of the write-off of the deferred financing fees, resulted in a gain of approximately $4.1 million, before income tax expense, which was classified as an extraordinary item in the accompanying consolidated statement of income for the year ended December 31, 2000.

During 2001, the Company repaid (i) $1.3 million of its 7.0% Senior Notes due January 15, 2018, at a discounted price of $1.1 million, and (ii) $15.9 million of its 7.5% Senior Notes due November 15, 2027, at a discounted price of $14.3 million. These repayments were funded by the Credit Facility. The Company wrote-off the pro-rata share of deferred financing fees related to the Senior Notes which were repaid. The discounts from the repayments, net of the write-off of the deferred financing fees, resulted in a gain of approximately $0.9 million, before income tax expense, which was classified as an extraordinary item in the accompanying consolidated statement of income for the year ended December 31, 2001.

Debt Covenants and Restrictions

The Company's debt obligations contain certain financial and other covenants and restrictions on the Company. Such covenants and restrictions do not include any triggers of default related to the Company's overall credit rating or stock prices. At December 31, 2001, the Company is in compliance with all such covenants and restrictions.

The Credit Facility does provide, however, that all outstanding balances will become due and payable at such time as Hearst's (and certain of its affiliates') equity ownership in the Company becomes less than 35% of the total equity of the Company and Hearst and such affiliates no longer have the right to elect a majority of the members of the Company's Board of Directors.

Interest Rate Risk Management

The Company had two interest-rate protection agreements which expired in May and June of 1999. These interest-rate protection agreements effectively fixed the Company's interest rate at approximately 7% on $35 million of its borrowings under the Revolving Credit Facility and the Credit Facility. The Company entered into these agreements solely to hedge its floating interest rate risk.

Interest expense, net for the years ended December 31, 2001, 2000 and 1999 consists of the following:

	2001	2000	1999
		(In thousands)	
Interest on borrowings:			
Revolving Credit Facility	$ —	$ —	$ 3,840
Credit Facility	32,765	45,926	32,271
Senior Notes	31,899	35,264	35,875
Private Placement Debt	32,310	32,310	32,025
Senior Subordinated Notes	253	253	253
Amortization of deferred financings costs and other	2,938	4,401	3,200
	100,165	118,154	107,464
Interest rate swap agreements:			
Changes in fair value for agreements with optional amounts in excess of outstanding borrowings	—	—	3
Total interest expense	100,165	118,154	107,467
Interest income	567	1,991	575
Total interest expense, net	$ 99,598	$116,163	$106,892

7. Earnings Per Share

The following tables set forth a reconciliation between basic EPS and diluted EPS in accordance with SFAS 128. See Note 2.

	Year Ended December 31, 2001		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	(In thousands, except per share data)		
Income before extraordinary item	$30,561		
Less: Preferred stock dividends	(1,422)		
Basic EPS			
Income before extraordinary item applicable to common stockholders	$29,139	91,809	$0.32
Effect of Dilutive Securities			
Assumed exercise of stock options	—	191	
Diluted EPS			
Income before extraordinary item applicable to common stockholders plus assumed conversions	$29,139	92,000	$0.32

	Year Ended December 31, 2000		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	(In thousands, except per share data)		
Income before extraordinary item	$42,470		
Less: Preferred stock dividends	(1,422)		
Basic EPS			
Income before extraordinary item applicable to common stockholders	$41,048	92,435	$0.44
Effect of Dilutive Securities			
Assumed exercise of stock options	—	22	
Diluted EPS			
Income before extraordinary item applicable to common stockholders plus assumed conversions	$41,048	92,457	$0.44

	Year Ended December 31, 1999		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
	(In thousands, except per share data)		
Income before extraordinary item	$35,402		
Less: Preferred stock dividends	(1,422)		
Basic EPS			
Income before extraordinary item applicable to common stockholders	$33,980	83,189	$0.41
Effect of Dilutive Securities			
Assumed exercise of stock options	—	40	
Diluted EPS			
Income before extraordinary item applicable to common stockholders plus assumed conversions	$33,980	83,229	$0.41

The (i) 10,938 shares of Series A Preferred Stock, outstanding at December 31, 2001, 2000 and 1999 and convertible into Series A Common Stock (see Note 11); (ii) 10,938 shares of Series B Preferred Stock, outstanding at December 31, 2001 (not convertible prior to 2001) and convertible into Series A Common Stock (see Note 11); and (iii) 1,400,000 shares of Series A 7.5% Preferred Securities and 2,600,000 shares of Series B 7.5% Preferred Securities (see Note 9), outstanding at December 31, 2001, were not included in the computation of diluted EPS because to do so would have been antidilutive for the periods presented. Common stock options for 3,367,821, 2,129,845 and 2,414,086 shares of Series A Common Stock (before application of the treasury stock method), outstanding as of December 31, 2001, 2000 and 1999, respectively, were not included in the computation of diluted EPS because the exercise price was greater than the average market price of the common shares during the calculation period.

8. Income Taxes

The provision for income taxes relating to income before extraordinary item for the years ended December 31, 2001, 2000 and 1999, consists of the following:

	Years Ended December 31,		
	2001	2000	1999
		(In thousands)	
Current:			
State and local	$ 541	$ 2,393	$ 1,539
Federal	13,639	41,989	26,519
	14,180	44,382	28,058
Deferred:			
State and local	4,004	(33)	2,999
Federal	8,917	(7,911)	2,254
	12,921	(7,944)	5,253
Provision for income taxes	$27,101	$36,438	$33,311

The effective income tax rate for the years ended December 31, 2001, 2000 and 1999 varied from the statutory U.S. Federal income tax rate due to the following:

	2001	2000	1999
Statutory U. S. Federal income tax	35.0%	35.0%	35.0%
State income taxes, net of Federal tax benefit	5.1	2.0	4.3
Other non-deductible business expenses	6.8	9.2	9.2
Other adjustments	0.1	—	—
Effective income tax rate	47.0%	46.2%	48.5%

Deferred income tax liabilities and assets at December 31, 2001 and 2000 consist of the following:

	2001	2000
	(In thousands)	
Deferred income tax liabilities:		
Accelerated depreciation	$ 44,962	$ 52,643
Accelerated funding of pension benefit obligation	5,453	4,499
Difference between book and tax basis of intangible assets	743,397	723,233
Total deferred income tax liabilities	793,812	780,375
Deferred income tax assets:		
Accrued expenses and other	5,218	5,785
Operating loss carryforwards	18,553	19,292
	23,771	25,077
Less: Valuation allowance	(18,553)	(19,292)
Total deferred income tax assets	5,218	5,785
Net deferred income tax liabilities	$788,594	$774,590

The Company has net operating loss carryforwards for state income tax purposes of approximately $233.8 million, which expire between 2002 and 2021.

The valuation allowance is the result of an evaluation of the uncertainty associated with the realization of certain deferred income tax assets.

9. Convertible Preferred Securities

On December 20, 2001, the Company completed a private placement of $200 million principal amount of convertible trust preferred securities through Hearst-Argyle Capital Trust, a subsidiary trust (the "Capital Trust"). The Capital Trust issued 1,400,000 shares of 7.5% Series A Convertible Preferred Securities due 2016 (liquidation preference $50 per convertible preferred security) (the "Series A 7.5% Preferred Securities") for an aggregate of $70,000,000, and 2,600,000 shares of 7.5% Series B Convertible Preferred Securities due 2021 (liquidation preference $50 per convertible preferred security) (the "Series B 7.5% Preferred Securities" and, together with the Series A 7.5% Preferred Securities, the "7.5% Preferred Securities") for an aggregate of $130,000,000, to institutional investors. The investor group included Hearst. Hearst purchased an aggregate of 300,000 shares of the Series A 7.5% Preferred Securities and an aggregate of 500,000 shares of the Series B 7.5% Preferred Securities for a total of $40 million. As part of the transaction, the Company issued and sold to the Capital Trust, in exchange for the proceeds from the sale of the 7.5% Preferred Securities, $72,164,960 aggregate principal amount of 7.5% convertible junior subordinated deferrable interest debentures Series A, due 2016 (the "Series A Subordinated Debentures") and $134,020,640 aggregate principal amount of 7.5% convertible junior subordinated deferrable interest debentures Series B, due 2021 (the "Series B Subordinated Debentures" and, together with the Series A Subordinated Debentures, the "Subordinated Debentures"). The Company used the net proceeds of the 7.5% Preferred Securities to repay a portion of the outstanding balance under its Credit Facility, thereby reducing the Company's overall debt.

The 7.5% Preferred Securities are effectively convertible, at the option of the holder at any time, into shares of the Company's Series A Common Stock, par value $.01 per share through an exchange of such 7.5% Preferred Securities for a portion of the Subordinated Debentures of the corresponding series held by the Capital Trust. The Series A Subordinated Debentures are convertible into the Company's Common Stock at an initial rate of 2.005133 shares of the Company's Common Stock per $50 principal amount of Series A Subordinated Debentures (equivalent to a conversion price of $24.9360 per share of the Company's Common Stock) and the Series B Subordinated Debentures are convertible into the Company's Common Stock at an initial rate of 1.972262 shares of the Company's Common Stock per $50 principal amount of Series B Subordinated Debentures (equivalent to a conversion price of $25.3516 per share of the Company's Common Stock). The Series A 7.5% Preferred Securities mature on December 31, 2016 with distributions payable thereon at a rate of 7.5% per year. The Series B 7.5% Preferred Securities mature on December 31, 2021 with distributions payable thereon at a rate of 7.5% per year.

The Series A Subordinated Debentures mature on December 31, 2016 and bear interest at a rate of 7.5% per year. The Series B Subordinated Debentures mature on December 31, 2021 and bear interest at a rate of 7.5% per year. The Company has the right to defer interest on the Subordinated Debentures (and therefore distributions on the 7.5% Preferred Securities) by extending the interest payment period from time to time in accordance with and subject to the terms of the 7.5% Preferred Securities. Further, the Series A Subordinated Debentures may be redeemed at the option of the Company (or at the direction of Hearst) at any time on or after December 31, 2004 and the Series B Subordinated Debentures may be redeemed at the option of the Company (or at the direction of Hearst) at any time on or after December 31, 2006. The redemption prices (per $50 principal amount) of the Series A Subordinated Debentures are as follows: $52.625 in 2005, $52.250 in 2006, $51.875 in 2007, $51.500 in 2008, $51.125 in 2009, $50.750 in 2010, $50.375 in 2011 and $50 thereafter to maturity. The redemption prices (per $50 principal amount) of the Series B Subordinated Debentures are as follows: $51.875 in 2007, $51.50 in 2008, $51.125 in 2009, $50.750 in 2010, $50.375 in 2011 and $50 thereafter to maturity.

10. Common Stock

In connection with the Hearst Transaction, the Company's Certificate of Incorporation was amended and restated pursuant to which, among other things, (i) the Company's authorized common stock, par value $.01 per share, was increased from 50 million to 200 million shares (100 million shares designated as Series A Common Stock and 100 million shares designated as Series B Common Stock); (ii) Series B Common Stock was authorized and thereafter 41.3 million shares were issued to Hearst in connection with the transaction; and, (iii) the Company's existing Series A Preferred Stock and Series B Preferred Stock received voting rights.

On March 17, 1999, the Company amended and restated the Certificate of Incorporation to increase the number of authorized shares of Series A Common Stock from 100 million to 200 million, increasing the Company's total authorized shares of common stock to 300 million. Except as otherwise described below, the issued and outstanding shares of Series A Common Stock and Series B Common Stock vote together as a single class on all matters submitted to a vote of stockholders, with each issued and outstanding share of Series A Common Stock and Series B Common Stock entitling the holder thereof to one vote on all such matters. With respect to any election of directors, (i) the holders of the shares of Series A Common Stock are entitled to vote separately as a class to elect two members of the Company's Board of Directors (the Series A Directors) and (ii) the holders of the shares of the Company's Series B Common Stock are entitled to vote separately as a class to elect the balance of the Company's Board of Directors (the Series B Directors); provided, however, that the number of Series B Directors shall not constitute less than a majority of the Company's Board of Directors.

All of the outstanding shares of Series B Common Stock are held by a subsidiary of Hearst. No holder of shares of Series B Common Stock may transfer any such shares to any person other than to (i) Hearst; (ii) any corporation into which Hearst is merged or consolidated or to which all or substantially all of Hearst's assets are transferred; or, (iii) any entity controlled or consolidated or to which all or substantially all of Hearst's assets are transferred; or, (iv) any entity controlled by Hearst (each a "Permitted Transferee"). Series B Common Stock, however, may be converted at any time into Series A Common Stock and freely transferred, subject to the terms and conditions of the Company's Certificate of Incorporation and to applicable securities laws limitations.

On March 18, 1999 in connection with the Pulitzer Merger, the Company issued 37.1 million shares of Series A Common Stock (quoted market value of $26.0625 on March 18, 1999) to Pulitzer shareholders. See Note 3.

On June 30, 1999 the Company issued to Hearst 3.7 million shares of the Company's Series A Common Stock for $100 million. The Company used the net proceeds of this $100 million equity issuance to repay a portion of the outstanding balance under its New Credit Facilities, thereby reducing the Company's overall debt leverage ratio and future interest expense.

In May 2001, the Company's Board of Directors approved the amendment and restatement of the Company's 1997 Stock Option Plan (the "Stock Option Plan"). The amendment increases the number of shares reserved for issuance under the Stock Option Plan to 8.7 million shares of the Company's Series A Common Stock. See Note 12.

During the second quarter of 1998, the Company's Board of Directors authorized the repurchase of up to $300 million of its outstanding Series A Common Stock. The Company expects such repurchases to be effected from time to time in the open market or in private transactions, subject to market conditions and management considerations. As of December 31, 2001, the Company has spent approximately $80.7 million to repurchase approximately 3.2 million shares of Series A Common Stock at an average price of $25.24.

Hearst has also notified the Company and the Securities and Exchange Commission of its intention to purchase up to 20 million shares of the Company's Series A Common Stock from time to time in the open market, in private transactions or otherwise. As of December 31, 2001, Hearst purchased approximately 15.5 million shares of the Company's outstanding Series A Common Stock. These purchases resulted in Hearst's ownership in the Company of 65.9% and 64.8% as of December 31, 2001 and 2000, respectively.

11. Preferred Stock

The Company has one million shares of authorized preferred stock, par value $.01 per share. Under the Company's Certificate of Incorporation, the Company has two issued and outstanding series of preferred stock, Series A Preferred Stock and Series B Preferred Stock (collectively, the "Preferred Stock"). Each series of Preferred Stock has 10,938 shares issued and outstanding at December 31, 2001, 2000 and 1999. The Preferred Stock has a cash dividend feature whereby each share accrues $65 per share annually, to be paid quarterly. The Series A Preferred Stock is convertible at the option of the holders, at any time, into Series A Common Stock at a conversion price of (i) on or before December 31, 2000, $35; (ii) during the calendar year ended December 31, 2001, $38.50; and (iii) during each calendar year after December 31, 2001, the product of 1.1 times the preceding year's conversion price. The Company has the option to redeem all or a portion of the Series A Preferred Stock at any time on or after June 11, 2001 at a price equal to $1,000 per share plus any accrued and unpaid dividends.

The holders of Series B Preferred Stock have the option to convert such Series B Preferred Stock into shares of Series A Common Stock at any time on or after June 11, 2001 at the average of the closing prices for the Series A Common Stock for each of the 10 trading days prior to such conversion date. The Company has the option to redeem all or a portion of the Series B Preferred Stock at any time at a price equal to $1,000 per share plus any accrued and unpaid dividends.

12. Stock Options

1997 Stock Option Plan.

In 1997, the Company's stockholders and Board of Directors approved the amendment and restatement of the Company's second amended and restated 1994 Stock Option Plan and adopted such plan as the resulting 1997 Stock Option Plan (the "1997 Stock Option Plan"). The amendment increased the number of shares reserved for issuance under the 1997 Stock Option Plan to 3 million shares of Series A Common Stock. The stock options are granted with exercise prices equal to the market price of the underlying stock on the date of grant. Options, granted prior to December 2000, cliff-vest after three years commencing on the effective date of the grant and a portion of the options vest either after nine years or in one-third increments upon attainment of certain market price goals of the Company's stock. Options granted in December 2000, vest in one-third increments per year commencing one year from the date of the grant. All options granted pursuant to the 1997 Stock Option Plan will expire no later than ten years from the date of grant.

In May 2001, the Company's stockholders and Board of Directors approved the amendment and restatement of the 1997 Stock Option Plan (the "Stock Option Plan"). The amendment increased the number of shares reserved for issuance under the Stock Option Plan to 8.7 million shares of Series A Common Stock. Each option is exercisable after the period or periods specified in the applicable option agreement, but no option can be exercised after the expiration of 10 years from the date of grant.

A summary of the status of the Company's Stock Option Plan as of December 31, 2001, 2000 and 1999, and changes for the years ended December 31, 2001, 2000 and 1999 is presented below:

	Options	Weighted Average Exercise Price
Outstanding at December 31, 1998	2,097,780	$26.07
Granted	577,229	$26.48
Exercised	(44,450)	$23.13
Forfeited	(136,158)	$26.87
Outstanding at December 31, 1999	2,494,401	$26.18
Granted	3,015,075	$18.58
Exercised	(13,750)	$10.00
Forfeited	(311,470)	$26.43
Outstanding at December 31, 2000	5,184,256	$21.79
Granted	1,249,891	$21.02
Exercised	(8,100)	$13.81
Forfeited	(106,723)	$20.21
Outstanding at December 31, 2001	6,319,324	$20.71
Exercisable at December 31, 1999	607,353	$24.62
Exercisable at December 31, 2000	1,679,224	$26.17
Exercisable at December 31, 2001	2,693,875	$23.52

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable At 12/31/01	Weighted Average Exercise Price
$10.00-$15.50	47,550	3.4 years	$10.00	38,050	$10.00
$16.75-$21.32	4,187,841	9.4 years	$19.31	981,838	$18.54
$22.75-$26.06	461,363	7.1 years	$25.97	295,875	$25.84
$26.50-$29.00	1,602,855	5.9 years	$26.79	1,358,397	$26.80
$35.25-$36.44	19,715	6.6 years	$36.33	19,715	$36.33
	6,319,324			2,693,875	

The Company accounts for employee stock-based compensation under APB No. 25 and related interpretations. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value of these options was estimated at the date of grant using the Black-Scholes option-pricing model for options granted in 2001, 2000 and 1999. The weighted average fair value of options granted was $8.18, $7.79 and $12.48 in 2001, 2000 and 1999, respectively. The following assumptions were used for the years ended December 31, 2001, 2000, and 1999:

	2001	2000	1999
Risk-free interest rate	4.6%	5.9%	5.3%
Dividend yield	0.0%	0.0%	0.0%
Volatility factor	35.3%	36.3%	36.9%
Expected life	5 and 7 years	5 and 7 years	5 and 7 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of SFAS 123 pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. Additionally, for purposes of this pro forma disclosure, the Company has included the amount of compensation cost, that would have been recognized in accordance with SFAS 123, for the discount related to shares purchased under the employee stock purchase plan (see Note 13). The Company's pro forma information is as follows:

	2001	2000	1999
	(In thousands, except per share data)		
Pro forma net income	$23,336	$38,402	$26,317
Pro forma income applicable to common stockholders	$21,914	$36,980	$24,895
Pro forma basic income per common share	$ 0.24	$ 0.40	$ 0.30
Pro forma diluted income per common share	$ 0.24	$ 0.40	$ 0.30

The Company has reserved 2.3 million shares of common stock for future issuances in connection with the Stock Option Plan at December 31, 2001.

13. Stock Purchase Plan

The Company implemented a non-compensatory employee stock purchase plan (the "Stock Purchase Plan") during April 1999. The Stock Purchase Plan allows employees to purchase shares of the Company's Series A Common Stock, at 85% of its market price, through after-tax payroll deductions. The Company reserved and made available for issuance and purchases under the Stock Purchase Plan 5,000,000 shares of Series A Common Stock. Employees purchased 93,706 and 125,327 shares for aggregate proceeds of approximately $1.6 million and $2.3 million for the years ended December 31, 2001 and 2000, respectively.

14. Related Party Transactions

The Company has a series of agreements with Hearst including a Management Agreement (whereby the Company provides certain management services, such as sales, news, programming and financial and accounting management services, with respect to certain Hearst owned or operated television and radio stations); an Option Agreement (whereby Hearst has granted the Company an option to acquire certain Hearst owned or operated television stations, as well as a right of first refusal with respect to another television station if Hearst proposes to sell such station prior to August 31, 2003); a Studio Lease Agreement (whereby Hearst leases from the Company certain premises for Hearst's radio broadcast stations); a Tax Sharing Agreement (whereby Hearst and the Company have established the sharing of federal, state and local income taxes during the time the Company was part of the consolidated income tax return of Hearst (see Note 2)); a Name License Agreement (whereby Hearst permits the Company to use the Hearst name in connection with the Hearst-Argyle name and operation of its business); and a Services Agreement (whereby Hearst provides the Company certain administrative services such as accounting, financial, legal, tax, insurance, data processing and employee benefits). For the years ended December 31, 2001, 2000 and 1999, the Company recorded revenues of approximately $2,351,000, $4,406,000 and $4,843,000, respectively, relating to the Management Agreement and expenses of approximately $3,875,000, $3,791,000 and $3,330,000, respectively, relating to the Services Agreement. The Company believes that the terms of all these agreements are reasonable to both sides. There can be no assurance, however, that more favorable terms would not be available from third parties. In 2001, Hearst purchased $40 million of the Company's newly issued 7.5% Preferred Securities. See Note 9.

The Company recorded net revenues of approximately $1,194,000 and $5,536,000 during the years ended December 31, 2001 and 2000, respectively, relating to advertising sales to ProAct, one of the Company's equity interest investments (which is accounted for using the cost method). See Note 3. Bob Marbut, Chairman of the Board of Directors and former Co-Chief Executive Officer of the Company, is a member of the Board of Directors of ProAct, from which he does not receive compensation for his services.

The Company has entered into an agreement with Lifetime Entertainment Services ("Lifetime"), an entity owned 50% by an affiliate of Hearst and 50% by ABC, whereby Lifetime has provided services to the Company in respect of the negotiation of the Company's retransmission consent agreements and the Company has assisted Lifetime in securing Lifetime Movie Channel distribution and subscribers. The Company has recorded revenue of approximately $1,291,000 and $236,000 from Lifetime in 2001 and 2000, respectively.

The Company has a consulting agreement with Argyle Communications, Inc. ("ACI"), pursuant to which the Company has agreed to pay ACI $350,000 per year beginning during fiscal year 2001 through 2002. Mr. Marbut, Chairman of the Board of Directors and former Co-Chief Executive Officer of the Company, is the sole stockholder of ACI. In addition, ACI has a separate consulting agreement with Hearst Communications Inc., a wholly-owned subsidiary of Hearst.

On August 7, 2001, the Company contributed its production-and-distribution unit to NBC/Hearst-Argyle Syndication, LLC in exchange for a 20% equity interest in this entity. NBC/Hearst-Argyle Syndication, LLC is a limited liability company formed by NBC Enterprises and the Company to produce and syndicate first-run broadcast and original-for-cable programming. This investment is accounted for using the equity method. See Note 3. Emerson Coleman, an officer of the Company, is a member of the Board of Directors of NBC/Hearst-Argyle Syndication, LLC.

In December 1999, the Company invested $20 million of cash in IBS in exchange for an equity interest in IBS. In May 2001, the Company invested an additional $6 million of cash for a total investment of $26 million in IBS. The Company's share of the loss of IBS is included in "Equity in loss of affiliates" in the accompanying consolidated statements of income for the years ended December 31, 2001, 2000 and 1999. See Note 3. In addition, IBS and the Company have formed a series of local partnerships (the Company's share is 49.9% and IBS's share is 50.1%) and have an operating agreement for the development of the Company's news/information/ entertainment websites. Under the operating agreement, revenues and expenses are shared pro-rata, after the local partnerships become profitable. David J. Barrett, President and Chief Executive Officer of the Company, and Harry T. Hawks, Executive Vice President and Chief Financial Officer of the Company, are members of the Board of Directors of IBS, from which they do not receive compensation for their services. From December 2, 1999 through January 19, 2001, Bob Marbut, Chairman of the Board of Directors and former Co-Chief Executive Officer of the Company, was a member of the Board of Directors of IBS, from which he did not receive compensation for his services.

15. Other Commitments and Contingencies

The Company has obligations to various program syndicators and distributors in accordance with current contracts for the rights to broadcast programs. Future payments and barter obligations as of December 31, 2001, scheduled under contracts for programs available are as follows (in thousands):

	Program Rights	Barter Rights
2002	$38,142	$15,788
2003	1,510	507
2004	1,339	122
2005	1,163	30
2006	303	6
Thereafter	—	65
	$42,457	$16,518

The Company has various agreements relating to non-cancelable operating leases with an initial term of one year or more (some of which contain renewal options), future barter and program rights not available for broadcast at December 31, 2001, and employment contracts for key employees. Future minimum payments and barter obligations under terms of these agreements as of December 31, 2001 are as follows:

	Operating Leases	Deduct Operating Sublease	Net Operating Lease Commitments	Program Rights	Barter Rights	Employment and Talent Contracts
			(In thousands)			
2002	$ 6,608	$704	$ 5,904	$ 20,606	$ 9,404	$ 52,680
2003	5,690	—	5,690	49,366	17,235	31,143
2004	4,674	—	4,674	30,587	11,337	11,558
2005	3,963	—	3,963	9,304	6,502	3,790
2006	3,629	—	3,629	2,562	2,727	1,599
Thereafter	9,467	—	9,467	4,841	1,795	284
	$34,031	$704	$33,327	$117,266	$49,000	$101,054

Rent expense, net for operating leases was approximately $5,576,000, $5,476,000 and $4,599,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company has a consulting agreement with ACI, pursuant to which the Company has agreed to pay ACI $350,000 per year beginning during fiscal year 2001 through 2002. Mr. Marbut, the Chairman of the Board of Directors and former Co-Chief Executive Officer of the Company, is the sole stockholder of ACI.

From time to time, the Company becomes involved in various claims and lawsuits that are incidental to its business. In the opinion of the Company, there are no legal proceedings pending against the Company or any of its subsidiaries that are likely to have a material adverse effect on the Company's consolidated financial condition or results of operations.

16. Pension and Employee Savings Plans

In connection with the Hearst Transaction, the Company assumed the obligations of the Hearst Broadcast Group's noncontributory defined benefit plan and Hearst's nonqualified retirement plan for non-union employees, and Hearst's defined benefit plans for eligible employees covered by collective bargaining agreements. These plans are collectively referred to as the "Pension Plans". In addition, the Company purchased the excess of the fair value of the plan's assets over the pension benefit obligation for shares of the Company's Series B Common Stock. Beginning January 1, 1998, the Company began to provide the noncontributory defined benefit plans to the Company's remaining non-union employees who were not included in the Pension Plans at December 31, 1997.

On January 1, 1999, the Company adopted the final plan design of a supplemental retirement plan. In previous years, the Company has recorded estimated expenses for potential liabilities based on a proposed plan design. The disclosure presentation below includes the actual liabilities and expense based on the final plan design. The actual liabilities and expenses are not materially different from recorded estimated expenses for potential liabilities and are not expected to have a material effect on the consolidated financial statements of the Company.

On March 18, 1999, the Company assumed liabilities for the retirement benefits of the transferring Pulitzer Broadcasting Company employees from the Pulitzer Merger (see Note 3). Immediately following the Pulitzer Merger, the Company began to provide the Retirement Plan to the Pulitzer Broadcasting Company non-union employees. Eligible transferring union employees began participation in a new defined benefit plan. As a result of the Pulitzer Merger, the Company re-measured the 1999 pension expense for the Retirement Plan using a 7.25% discount rate for the period March 19 through December 31, 1999. For the period January 1 through March 18, 1999, the 1999 pension expense was calculated based on a 6.75% discount rate.

The plans described above are collectively referred to as the "Hearst-Argyle Pension Plans".

Benefits under the Hearst-Argyle Pension Plans are generally based on years of credited service, age at retirement and average of the highest five consecutive years' compensation. The cost of the Hearst-Argyle Pension Plans is computed on the basis of the Project Unit Credit Actuarial Cost Method. Past service cost is amortized over the expected future service periods of the employees.

During 2000, the Company implemented a voluntary Incentive Retirement Program ("IRP") to a group of employees who met certain criteria for age and length of service. The 110 employees who elected to participate in the IRP received an incentive retirement benefit, additional age and years of service in calculating pension benefits, and post-retirement medical benefits. This plan resulted in a one-time charge of $15.4 million, which is included in the Special charge in the accompanying consolidated statement of income for the year ended December 31, 2000. The net pension (benefit) cost for the Hearst-Argyle Pension Plans for the years ended December 31, 2001, 2000 and 1999 in which the Company's employees participate are as follows:

	Pension Benefits		
	2001	2000	1999
	(In thousands)		
Service cost	$ 4,606	$ 4,679	$ 4,852
Interest cost	5,669	4,442	3,933
Expected return on plan assets	(10,433)	(10,150)	(8,352)
Amortization of prior service cost	438	442	442
Amortization of transitional asset	(113)	(113)	(113)
Recognized actuarial gain	(1,406)	(1,984)	(673)
Net periodic (benefit) cost	(1,239)	(2,684)	89
Curtailment gain recognized	—	(113)	(155)
Special termination benefit charge	—	12,604	—
Net pension (benefit) cost	$ (1,239)	$ 9,807	$ (66)

The following schedule presents the change in benefit obligation, change in plan assets and a reconciliation of the funded status at December 31, 2001 and 2000:

	Pension Benefits	
	2001	2000
	(In thousands)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 76,464	$ 54,819
Service cost	4,606	4,679
Interest cost	5,669	4,442
Participant contributions	8	7
Plan amendments	901	—
Benefits paid	(7,926)	(1,187)
Special termination benefit charge	—	12,604
Curtailment loss	—	741
Actuarial loss	5,950	359
Benefit obligation at end of year	85,672	76,464
Change in plan assets:		
Fair value of plan assets at beginning of year	120,579	114,114
Actual (loss) return on plan assets, net	(20,081)	6,740
Employer contributions	1,778	907
Participant contributions	8	7
Benefits paid	(7,926)	(1,189)
Fair value of plan assets end of year	94,358	120,579
Reconciliation of funded status:		
Funded status	$ 8,686	$ 44,115
Contributions paid during the fourth quarter	258	227
Unrecognized actuarial loss (gain)	10,267	(27,603)
Unrecognized transition asset	(315)	(427)
Unrecognized prior service cost	4,004	3,540
Net amount recognized at end of year	$ 22,900	$ 19,852

	Pension Benefits	
	2001	2000
	(In thousands)	
Amounts recognized in the statement of financial position:		
Other assets	$30,266	$27,358
Other liabilities	(7,366)	(7,506)
Net amount recognized at end of year	$22,900	$19,852
Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets:		
Projected benefit obligation	$15,110	$10,140
Accumulated benefit obligation	$10,773	$ 6,899
Fair value of plan assets	$ 4,732	$ 2,023

The weighted-average assumptions used for computing the projected benefit obligation at December 31, 2001 and 2000 are as follows:

	Pension Benefits	
	2001	2000
Discount rate	7.50%	8.00%
Expected long-term rate of return on plan assets	9.00%	9.00%

The measurement dates for the above weighted-average assumptions were September 30, 2001 and 2000. The rate of compensation increase is based on an age-related table with assumed rates of increase in compensation ranging from 1.28% to 18.25%.

The Hearst-Argyle Pension Plans' assets consist primarily of stocks, bonds and cash equivalents. In connection with the Hearst Transaction, the Company was allocated the pension costs that were contributed by the Hearst Broadcast Group to multiemployer union pension plans. No information is available for each contributing employer for this plan. The Company's contributions to the multiemployer union pension plans for the years ended December 31, 2001, 2000 and 1999 were approximately $664,000, $646,000 and $630,000, respectively.

The Company's qualified employees may contribute from 2% to 16% of their compensation up to certain dollar limits to a self-directed 401(k) savings plan. The Company matches in cash, one-half of the employee contribution up to 6% of the employee's compensation. The 401(k) savings plan assets are invested in a variety of diversified mutual funds. The Company contributions to this plan for the years ended December 31, 2001, 2000 and 1999 were approximately $2,019,000, $2,133,000 and $2,182,000, respectively.

17. Fair Value of Financial Instruments

The carrying amounts and the estimated fair values of the Company's financial instruments for which it is practicable to estimate fair value are as follows (in thousands):

	December 31, 2001		December 31, 2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Credit Facility	$275,000	$274,343	$546,000	$546,474
Senior Subordinated Notes	2,596	2,718	2,596	2,710
Senior Notes	432,110	397,206	449,305	442,535
Private Placement Debt	450,000	453,613	450,000	435,429
Convertible Preferred Securities	200,000	200,000	—	—

The fair values of the Senior Subordinated Notes and the Senior Notes were determined based on the quoted market prices. The fair values of the Credit Facility, the Private Placement Debt, and the Convertible Preferred Securities (the "7.5% Preferred Securities") were determined using discounted cash flow models.

For instruments including cash and cash equivalents, accounts receivable, accounts payable and other debt the carrying amount approximates fair value because of the short maturity of these instruments. In accordance with the requirements of SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, the Company believes it is not practicable to estimate the current fair value of the related party receivables and related party payables because of the related party nature of the transactions.

18. Quarterly Information (unaudited)

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2001	2000	2001	2000	2001	2000	2001	2000
	(In thousands, except per share data)							
Total revenues	$148,342	$169,930	$176,368	$196,546	$145,188	$178,404	$171,978	$202,401
Station operating income	22,521	42,330	48,257	66,636	18,348	52,011	42,134	76,901
Income (loss) before extraordinary item	20,277	4,556	9,703	16,349	(6,905)	9,433	7,486	12,132
Net income (loss) (a)	20,277	4,556	9,703	16,349	(6,442)	9,433	7,549	14,587
Income (loss) applicable to common stockholders (b)	19,921	4,200	9,348	15,994	(6,797)	9,078	7,193	14,231
Income (loss) per common share basic: (c)								
Income (loss) before extraordinary item	$ 0.22	$ 0.05	$ 0.10	$ 0.17	$ (0.08)	$ 0.10	$ 0.08	$ 0.12
Net income (loss)	$ 0.22	$ 0.05	$ 0.10	$ 0.17	$ (0.07)	$ 0.10	$ 0.08	$ 0.15
Number of common shares used in the calculation	91,864	92,768	91,767	92,617	91,792	92,308	91,815	92,052
Income (loss) per common share diluted: (c)								
Income (loss) before extraordinary item	$ 0.22	$ 0.05	$ 0.10	$ 0.17	$ (0.08)	$ 0.10	$ 0.08	$ 0.12
Net income (loss)	$ 0.22	$ 0.05	$ 0.10	$ 0.17	$ (0.07)	$ 0.10	$ 0.08	$ 0.15
Number of common shares used in the calculation	92,133	92,790	91,976	92,634	91,792	92,325	91,912	92,082

(a) Net income for the third and fourth quarter of 2001 and the fourth quarter of 2000 includes an extraordinary item representing premiums paid or discounts received, including (net of) write-off of unamortized financing costs upon early extinguishment of the Company's debt. See Note 6.

(b) Net income applicable to common stockholders gives effect to dividends on the Preferred Stock issued in connection with the acquisition of KHBS/KHOG.

(c) Per common share amounts for the quarters and the full years have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period and, with regard to diluted per common share amounts only, because of the inclusion of the effect of potentially dilutive securities only in the periods in which such effect would have been dilutive.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information called for by Item 10 is set forth under the headings "Executive Officers of the Company" and "Election of Directors Proposal" in the Company's Proxy Statement relating to the 2002 Annual Meeting of Stockholders (the "2002 Proxy Statement"), which is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information called for by Item 11 is set forth under the heading "Executive Compensation and Other Matters" in the 2002 Proxy Statement, which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information called for by Item 12 is set forth under the heading "Principal Stockholders" in the 2002 Proxy Statement, which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information called for by Item 13 is set forth under the heading "Certain Relationships and Related Transactions" in the 2002 Proxy Statement, which is incorporated herein by reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULE, AND REPORTS ON FORM 8-K

(a) Financial Statements, Schedules and Exhibits

(1) The financial statements listed in the Index for Item 8 hereof are filed as part of this report.

(2) The financial statement schedules required by Regulation S-X are included as part of this report or are included in the information provided in the Notes to Consolidated Financial Statements, which are filed as part of this report.

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

HEARST-ARGYLE TELEVISION, INC.

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
Year Ended December 31, 1999:				
Allowance for uncollectable accounts	$2,026,000	$2,820,000	$(1,984,000)(1)	$2,862,000
Year Ended December 31, 2000:				
Allowance for uncollectable accounts	$2,862,000	$2,852,000	$(1,907,000)(1)	$3,807,000
Year Ended December 31, 2001:				
Allowance for uncollectable accounts	$3,807,000	$5,702,000	$(2,154,000)(1)	$7,355,000

(1) Net write-off of accounts receivable.

(3) The following exhibits are filed as a part of this report:

Exhibit No.	Description
10.18	Amendment No. 2, dated as of December 19, 2001, in respect of the Five-Year Credit Agreement dated as of April 12, 1999.
10.19	Employment Agreement, dated as of June 1, 2001, between the Company and David J. Barrett.
10.25	Amended and Restated 1997 Stock Option Plan.
21.1	List of Subsidiaries of the Company.
23.1	Consent of Deloitte & Touche LLP.
24.1	Powers of Attorney (contained on signature page hereto).

(b) Reports on Form 8-K

On December 20, 2001, the Company filed a Current Report on Form 8-K reporting the completion of a private placement with institutional investors of $200 million principal amount of convertible preferred securities through a subsidiary trust of the Company.

(c) Exhibits

The following documents are filed or incorporated by reference as exhibits to this report.

EXHIBITS

Exhibit No.	Description
2.1	Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997, among The Hearst Corporation, HAT Merger Sub, Inc., HAT Contribution Sub, Inc. and Argyle (incorporated by reference to Appendix A of the Company's Registration Statement on Form S-4 (File No. 333-32487)).
2.2	Amended and Restated Agreement and Plan of Merger, dated as of May 25, 1998, by and among Pulitzer Publishing Company, Pulitzer Inc. and the Company (incorporated by reference to Annex I to the Company's Registration Statement on Form S-4 (File No. 333-72207)).
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Appendix C of the Company's Registration Statement on Form S-4 (File No. 333-32487)).
3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 of the Company's Form S-4 (File No. 333-72207)).
3.3	Amendment No. 1 to the Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.3 of the Company's Form 10-K for the fiscal year ended December 31, 1998).
4.1	Form of Indenture relating to the Senior Subordinated Notes due 2005 (including form of security) (incorporated by reference to Exhibit 10.6 of the Company's Registration Statement on Form S-1 (File No. 33-96026)).
4.2	First Supplemental Indenture, dated as of June 1, 1996, among KHBS Argyle Television, Inc, Arkansas Argyle Television, Inc. and United States Trust Company of New York, as trustee (incorporated by reference to Exhibit 4.3 of Argyle's Current Report on Form 8-K dated June 11, 1996).
4.3	Second Supplemental Indenture dated as of August 29, 1997 among KMBC Hearst-Argyle Company Television, Inc., WBAL Hearst-Argyle Television, Inc., WCVB Hearst-Argyle Television, Inc., WISN Hearst-Argyle Television, Inc., WTAE Hearst-Argyle Television, Inc and United States Trust Company of New York (incorporated by reference to Exhibit 4.8 of the Company's Registration Statement on Form S-3 (File No. 333-36659)).
4.4	Third Supplemental Indenture, dated as of February 26, 1998, among the Company, Hearst-Argyle Television Stations, Inc., KMBC Hearst-Argyle Television, Inc., WBAL Hearst-Argyle Television, Inc., WCVB Hearst-Argyle Television, Inc., WISN Hearst-Argyle Television, Inc., WTAE Hearst-Argyle Television, Inc., WAPT Hearst-Argyle Television, Inc., KITV Hearst-Argyle Television, Inc., KHBS Hearst-Argyle Television, Inc., Ohio/Oklahoma Hearst-Argyle Television, Inc., Jackson Hearst-Argyle Television, Inc., Hawaii Hearst-Argyle Television, Inc., Arkansas Hearst-Argyle Television, Inc. and United States Trust Company of New York (incorporated by reference to Exhibit 4.4 of the Company's Form 10-K for the fiscal year ended December 31, 1997).
4.5	Form of Note for Senior Subordinated Notes due 2005 (incorporated by reference to Exhibit A to Exhibit 10.6 of the Company's Registration Statement on Form S-1 (File No. 33-96026)).
4.6	Indenture, dated as of November 13, 1997, between the Company and Bank of Montreal Trust Company, as trustee (incorporated by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K dated November 12, 1997).
4.7	First Supplemental Indenture, dated as of November 13, 1997, between the Company and Bank of Montreal Trust Company, as trustee (incorporated by reference to Exhibit 4.2 of the Company's Current Report on Form 8-K dated November 12, 1997).
4.8	Global Note representing $125,000,000 of 7% Senior Notes Due November 15, 2007 (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K dated November 12, 1997).

Exhibit No.	Description
4.9	Global Note representing $175,000,000 of 7½% Debentures Due November 15, 2027 (incorporated by reference to Exhibit 4.4 of the Company's Current Report on Form 8-K dated November 12, 1997).
4.10	Second Supplemental Indenture, dated as of January 13, 1998, between the Company and Bank of Montreal Trust Company, as trustee (incorporated by reference to Exhibit 4.3 of the Company's Current Report on Form 8-K dated January 13, 1998).
4.11	Specimen of the stock certificate for the Company's Series A Common Stock, $.01 par value per share (incorporated by reference to Exhibit 4.11 of the Company's Form 10-K for the fiscal year ended December 31, 1998).
4.12	Form of Registration Rights Agreement among the Company and the Holders (incorporated by reference to Exhibit B to Exhibit 2.1 of the Company's Schedule 13D/A, filed on September 5, 1997).
4.13	Form of Note Purchase Agreement, dated December 1, 1998, by and among the Company, as issuer of the notes to be purchased thereunder and the note purchasers named therein (including form of note attached as an exhibit thereto) (incorporated by reference to Exhibit 4.13 of the Company's Registration Statement on Form S-4 (File No. 333-72207)).
4.14	Amended and Restated Declaration of Trust of Hearst-Argyle Capital Trust (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K dated December 20, 2001).
4.15	Terms of 7.5% Series A and Series B Convertible Preferred Securities and 7.5% Series A and Series B Convertible Common Securities (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated December 20, 2001).
4.16	Indenture, dated as of December 20, 2001, by Hearst-Argyle Television, Inc. to Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 99.3 of the Company's Current Report on Form 8-K dated December 20, 2001).
4.17	Registration Rights Agreement, by and among Hearst-Argyle Television, Inc. and the purchasers of the Trust Preferred Securities (incorporated by reference to Exhibit 99.4 of the Company's Current Report on Form 8-K dated December 20, 2001).
10.1	Affiliation Agreement between combined Communications Corporation of Oklahoma, Inc. (re: KOCO) and ABC (incorporated by reference to Exhibit 10.8(b) of the Company's Form 10-K for the fiscal year ending December 31, 1996).
10.2	Affiliation Agreement between Tak Communications, Inc. (re: KITV) and ABC, dated November 4, 1994 and Satellite Television Affiliation Agreements, dated December 5, 1994 (incorporated by reference to Exhibit 10.5(d) of the Company's Registration Statement on Form S-1 (File No. 33-96026)).
10.3	Form of Affiliation Agreement between Northstar Television of Jackson, Inc. (re: WAPT) and ABC, dated April 10, 1997 (incorporated by reference to Exhibit 10.5(e) of the Company's Registration Statement on Form S-1 (File No. 33-96026)).
10.4	Primary Television Affiliation Agreement for television Station KMBC, dated April 26, 1988, by and between Capital Cities/ABC, Inc. and The Hearst Corporation (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report for the quarter ended September 30, 1997).
10.5	Primary Television Affiliation Agreement for television Station WCVB, dated November 21, 1989, by and between Capital Cities/ABC, Inc. and The Hearst Corporation (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report for the quarter ended September 30, 1997).

Exhibit No.	Description
10.6	Primary Television Affiliation Agreement for television Station WISN, dated November 2, 1990, by and between Capital Cities/ABC, Inc. and The Hearst Corporation (incorporated by reference to Exhibit 10.3 of the Company's Quarterly Report for the quarter ended September 30, 1997).
10.7	Primary Television Affiliation Agreement for Television Station WTAE, dated July 14, 1989, by and between Capital Cities/ABC, Inc. and The Hearst Corporation (incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report for the quarter ended September 30, 1997).
10.8	Form of Management Services Agreement between The Hearst Corporation and the Company (incorporated by reference to Exhibit 10.2 of Company's Current Report on Form 8-K filed October 17, 1997).
10.9	Form of Option Agreement between The Hearst Corporation and the Company (incorporated by reference to Exhibit 10.3 of Company's Current Report on Form 8-K filed October 17, 1997).
10.10	Form of Studio Lease Agreement between The Hearst Corporation and the Company (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K dated August 29, 1997).
10.11	Form of Services Agreement between The Hearst Corporation and the Company (incorporated by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K dated August 29, 1997).
10.12	Asset Exchange Agreement between Hearst-Argyle Stations, Inc., STC Broadcasting, Inc., STC Broadcasting of Vermont, Inc., STC License Company and STC Broadcasting of Vermont Subsidiary, Inc., dated February 18, 1998 (incorporated by reference to Exhibit 10.27 of the Company's Form 10-K for the fiscal year ended December 31, 1997).
10.13	Guaranty, given as of February 18, 1998 by the Company to STC Broadcasting Inc., STC Broadcasting of Vermont, Inc., STC License Company and STC Broadcasting of Vermont Subsidiary, Inc. (incorporated by reference to Exhibit 10.28 of the Company's Form 10-K for the fiscal year ended December 31, 1997).
10.14	Board Representation Agreement, dated as of May 25, 1998, by and among the Company, Hearst Broadcasting, Inc. and Emily Raugh Pulitzer, Michael E. Pulitzer and David E. Moore (incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K dated May 25, 1998).
10.15	Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.34 of the Company's Form 10-K for the fiscal year ended December 31, 1998).
10.16	Form of Five-Year Credit Agreement, dated as of April 12, 1999, between Hearst-Argyle Television, Inc., the Lenders party thereto, The Chase Manhattan Bank, Chase Securities Inc., The Bank of Montreal, The Bank of New York and TD Securities (USA) Inc. (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report for the quarter ended March 31, 1999).
10.17	Amendment No. 1, dated as of August 1, 2001, in respect of the Five-Year Credit Agreement dated as of April 12, 1999 (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report for the quarter ended September 20, 2001).
10.18	Amendment No. 2, dated as of December 19, 2001, in respect of the Five-Year Credit Agreement dated as of April 12, 1999.
10.19	Employment Agreement, dated as of June 1, 2001, between the Company and David J. Barrett.
10.20	Option Agreement, dated as of June 5, 2000, between Hearst-Argyle Properties, Inc. and Emmis Communications Corporation (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report for the quarter ended June 30, 2000).

Exhibit No.	Description
10.21	Asset Purchase Agreement among the Company, Hearst-Argyle Properties, Inc. and WMUR-TV, Inc. dated September 7, 2000 (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report for the quarter ended September 30, 2000).
10.22	Letter Agreement between the Company and NBC Television Network dated June 30, 2000 (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report for the quarter ended September 30, 2000).
10.23	Employment Agreement, dated December 1, 2000, between the Company and Philip M. Stolz (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report for the quarter ended March 31, 2001).
10.24	Consulting Agreement, dated January 1, 2001, between the Company and Argyle Communications, Inc. (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report for the quarter ended March 31, 2001).
10.25	Amended and Restated 1997 Stock Option Plan.
16.1	Letter from Ernst & Young LLP to the Securities and Exchange Commission, dated October 20, 1997, pursuant to Item 304(a)(3) of Reg. S-K (incorporated by reference to Exhibit 16.1 of the Company's Current Report on Form 8-K/A dated August 29, 1997).
21.1	List of Subsidiaries of the Company.
23.1	Consent of Deloitte & Touche LLP.
24.1	Powers of Attorney (contained on signature page hereto).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEARST-ARGYLE TELEVISION, INC.

By: /s/ JONATHAN C. MINTZER
Name: Jonathan C. Mintzer
Title: Vice President, Secretary and General Counsel

Dated: March 27, 2002

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Company in the capacities indicated on March 27, 2002.

Signatures	Title	Date
/s/ DAVID J. BARRETT David J. Barrett	President, Chief Executive Officer and Director (Principal Executive Officer)	March 27, 2002
/s/ HARRY T. HAWKS Harry T. Hawks	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 27, 2002
/s/ DEBRA DELMAN Debra Delman	Vice President—Finance (Principal Accounting Officer)	March 27, 2002
/s/ BOB MARBUT Bob Marbut	Chairman of the Board	March 27, 2002
/s/ FRANK A. BENNACK, JR. Frank A. Bennack, Jr.	Director	March 27, 2002
/s/ JOHN G. CONOMIKES John G. Conomikes	Director	March 27, 2002
/s/ KEN J. ELKINS Ken J. Elkins	Director	March 27, 2002
/s/ VICTOR F. GANZI Victor F. Ganzi	Director	March 27, 2002
/s/ GEORGE R. HEARST George R. Hearst	Director	March 27, 2002

Signatures	Title	Date
/s/ WILLIAM R. HEARST III William R. Hearst III	Director	March 27, 2002
/s/ GILBERT C. MAURER Gilbert C. Maurer	Director	March 27, 2002
/s/ MICHAEL E. PULITZER Michael E. Pulitzer	Director	March 27, 2002
/s/ DAVID PULVER David Pulver	Director	March 27, 2002
/s/ VIRGINIA H. RANDT Virginia H. Randt	Director	March 27, 2002
/s/ CAROLINE L. WILLIAMS Caroline L. Williams	Director	March 27, 2002

Corporate Information

DIRECTORS

David J. Barrett
President and
Chief Executive Officer
Hearst-Argyle Television, Inc.

Frank A. Bennack, Jr.
President and
Chief Executive Officer
The Hearst Corporation
(a diversified communications company)

John G. Conomikes
Senior Vice President and Director
The Hearst Corporation

Ken J. Elkins
Former President and
Chief Executive Officer
Pulitzer Broadcasting
Director, *Pulitzer, Inc.*
(a newspaper publishing company)

Victor F. Ganzi
Executive Vice President
and Chief Operating Officer
The Hearst Corporation

George R. Hearst, Jr.
Chairman of the Board
The Hearst Corporation

William R. Hearst III
Partner
Kleiner, Perkins,
Caufield and Byers
(a venture capital firm)

Bob Marbut
Chairman of the Board
Hearst-Argyle Television, Inc.

Gilbert C. Maurer
Director
The Hearst Corporation

Michael E. Pulitzer
Chairman of the Board
Pulitzer, Inc.

David Pulver
President
Cornerstone Capital, Inc.
(a private investment firm)

Virginia H. Randt
Director
The Hearst Corporation

Caroline Williams
Chief Financial and
Investment Officer
The Nathan Cummings Foundation
(a private foundation)

OFFICERS

David J. Barrett
President and
Chief Executive Officer

Harry T. Hawks
Executive Vice President and
Chief Financial Officer

Terry Mackin
Executive Vice President

Philip M. Stolz
Senior Vice President

Fred I. Young
Senior Vice President, News

Emerson Coleman
Vice President, Programming

Debra Delman
Vice President, Finance

Martin Faubell
Vice President, Engineering

Kathleen Keefe
Vice President, Sales

Alvin R. Lustgarten
Vice President, Information Technology
and Administration

Jonathan C. Mintzer
Vice President, General Counsel
and Corporate Secretary

TRANSFER AGENT AND REGISTRAR

ComputerShare Investor Services
Two North LaSalle Street
Chicago, IL 60602
Tel: (312) 588-4991

AUDITORS

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281

FORM 10-K AVAILABILITY

A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available without charge upon written request to the Company's Investor Relations Dept.

INVESTOR RELATIONS

Thomas W. Campo
Hearst-Argyle Television, Inc.
888 Seventh Avenue
New York, NY 10106
(212) 887-6827
Fax: (212) 887-6875
e-mail: tcampo@hearst.com

COMMON STOCK

The Series A Common Stock of Hearst-Argyle Television, Inc. is traded on the New York Stock Exchange under the trading symbol "HTV."

VISIT OUR WEBSITE, WWW.HEARSTARGYLE.COM
Which includes:

- Latest Company press releases
- Links to SEC filings
- Links to Hearst-Argyle station websites and the Internet Broadcasting Systems network

This annual report contains forward-looking statements that are subject to risks and uncertainties. Forward looking statements include those preceded by, followed by, or that include the words "believes," "expects," "anticipates," "could," or similar expressions. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors, among them, could affect the future results of the Company and could cause those results to differ materially from those expressed in each forward-looking statement: material adverse changes in economic conditions in the markets served by the Company; future regulatory actions and conditions in the television stations' operating areas; and competition from others in the broadcast television markets served by the business.

Hearst-Argyle
TELEVISION, INC.

888 Seventh Avenue
New York, N.Y. 10106
www.hearstargyle.com